SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
15 MARCH 2004
AngloGold Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
Report to Soceity

report to
society
2003

Contents:
Annual financial statements
Opposite page flap
Page
Letter from the CEO
2
Corporate profile
4
Our stakeholders
6
Living our values
7
AngloGold's mission
7
AngloGold's values
7
Our business principles
7
AngloGold's ethics and governance
9
AngloGold in the community
11
AngloGold as an employer - safety and health
13
AngloGold as an employer - our labour practices
15
AngloGold and the environment
17
AngloGold as an employer
19
Contacts
20
Feedback form
21
The full Report to Society 2003 is available on AngloGold's website - www.anglogold.com, or on a CD or in a printed form from the contacts indicated at the back of this document.
AngloGold Report to Society 2003
ethics & governance
labour practices
community
environment
occupational safety & health
HIV/AIDS
1

Sustainability reporting is a relatively new phenomenon in the corporate world. AngloGold's first such report - Towards sustainability: A social investment report 2001/2 - was published in October 2002. This is the second. It is titled, we believe more appropriately, a Report to Society, and is, in many respects, very different from the first in presentation and content.
This report seeks, as did the first, to explain and assess the economic, social and environmental responsibilities and performance obligations the company believes it has with regard to its stakeholders, who include our shareholders, our employees, their families, employee representatives, the communities in which we operate and government. We seek to measure our performance in these areas against our declared principles, goals and objectives: which are to run a business that is profitable; manage workplaces that are safe and healthy; ensure that the environments in which we operate are ecologically sound and sustainable; and ensure that communities within which we operate are better off for AngloGold being there.
For the first time, the Report to Society is published together with the annual financial statements containing full, statutory and other information on the company's financial results for 2003 and reports on operations, the market in which we operate and corporate governance. As such, this package of information truly represents a comprehensive report to society as a whole. Also for the first time, aspects of the AngloGold Report to Society have been audited, or reviewed according to specified criteria described elsewhere in this report. This is a discipline still in its infancy internationally. It has been a useful and enlightening exercise for us and, we hope, for the PricewaterhouseCoopers team with which we have worked. We hope it enhances the credibility of our report and we hope that, in the years ahead, as our reporting techniques and experience advance, our reporting will be audited with increasing levels of rigour.
None of this is unprecedented in the world of corporate reporting. However, it is unique in certain important ways. What we have sought to do is to produce, even create, a report that is useful, informative and, most importantly, accessible to the broadest range of interested readers.
Letter to stakeholders
2

This is not the usual multi-leaved, glossily textured sustainability report which, anecdotal evidence suggests, usually lies around for a few days before being despatched, unread, to the wastebasket - usually because the bulky document contains a wide range of information, much of which is of little interest to the average reader or stakeholder and that which may be of interest seems too difficult to find.
Instead, we have produced an electronic, web-based report where selected aspects that may be of interest to any particular reader are easily accessible, and distinguishable from those which are not.
The report is structured, primarily, to reflect AngloGold's business principles. Hence, it is divided into a number of disciplines: economic performance; environmental performance; labour practices; AngloGold in the community; industrial safety; industrial health; and HIV/AIDS - the latter considered to be a sufficiently critical business and social issue in many areas of AngloGold's operations to be deserving of separate assessment.
Within this structure, under each discipline will be found AngloGold's related business principles, key indicators, milestones of 2003, a fuller review of 2003, objectives for 2004, and reporting in terms of the relevant questions of the Global Reporting Initiative (GRI), which appears to have become the closest thing there is to a universal framework for sustainability reporting. In addition, under each section will be found a range of case studies; usually at least one for each of the regions in which we operate - South Africa, East and West Africa, Australia, South America and North America.
To improve accessibility, information in the report can be accessed according to any one of three criteria: by discipline; by region; or by GRI format. Hence, we hope, the report will be as useful to an environmentalist or industrial health specialist as it will be to an ordinary resident or the mayor of a village in Mali or Brazil, or a trade unionist with an interest either in their own country or internationally, or a cabinet minister in any country in which we operate. Once accessed according to the desired criterion, the relevant section can be electronically downloaded, or printed in colour or black and white.
There is much in what we do, and about which we have written of which we are proud - our HIV/AIDS programmes in South Africa and elsewhere are a case in point. But we are also the first to recognise there are areas where our performance has been less than optimal, such as mine safety, particularly in our deep level mining operations. We have sought to be as honest and objective as possible in describing both, and where our performance does not measure up to the standards we have set ourselves, have sought to outline what we are doing to change that. And we accept we should expect to be judged in the year and years ahead by the extent to which we have moved closer to fulfilling the principles which, we believe, give us the moral licence to continue conducting our business.
Bobby Godsell
Chief Executive Officer
15 March 2004
3

A leading gold producer,
with operations and projects
around the world
AngloGold is one of the world's leading gold producers, producing almost 6 million ounces of gold every year. The company has a truly global presence, with 19 operations in eight different countries. Its extensive exploration programme reaches across five continents, with current projects in 10 countries.
Its operations are directed from the corporate office in Johannesburg, with other offices located in Accra, Denver, Nova Lima, New York and Perth. Exploration offices are located in Lima - Peru, Nova Lima - Brazil, Johannesburg and Carletonville - South Africa, Elko - Nevada, Bamako - Mali, Perth - Australia, and Ulan Baatar - Mongolia.
Diversity in people and production
AngloGold employs 55,000 people (including contractors) in Argentina, Australia, Brazil, Mali, Namibia, South Africa, Tanzania and the United States of America. Its people speak more than 15 languages, and operate across all time zones.
The company has nine underground mines, nine surface or opencast mines and one surface reclamation operation, providing for a huge diversity in operations, skills and expertise.
The gold investment of choice
AngloGold's primary listing is on the JSE Securities Exchange in Johannesburg. The company is also listed on the New York Stock Exchange, the Australian Stock Exchange, the London Stock Exchange, as well as on the Paris and Brussels Euronext bourses.
Its shareholders are drawn from around the globe, attracted by the company's track record of delivering competitive shareholder returns through solid earnings, strong cash flows and significant dividend payouts.
The future - AngloGold-Ashanti
The merger between Ashanti Goldfields and AngloGold, which is expected to be completed in April 2004, will combine Ashanti's exceptional orebodies, operating experience and world-class management with the deep- level underground experience and financial strength of AngloGold. The result will be AngloGold-Ashanti, a world-class, global gold company with its origins and a substantial portion of its asset base and future growth potential firmly within Africa.
AngloGold and gold - for many people - investors, employees, communities - the two words are synonymous. Although AngloGold itself was only formed in 1998, companies and mines within the group have a long and distinguished history and have played an integral role in the development of the regions and countries in which they operate.
Corporate profile
4

Brazil
Argentina
Serra Grande
Cerro Vanguardia
Morro Velho
USA
Cripple Creek
& Victor
Mali
Tanzania
Namibia
Geita
Sadiola
Yatela
Morila
Navachab
SA operations
South Africa
Boddington
Australia
Alaska
Canada
Peru
Sunrise Dam
Mongolia
New York
Paris
Brussels
Johannesburg
Sydney
Mines
Greenfields exploration areas
Brownfields exploration areas
Stock exchange listings
London
5
Where we do business

OUR STAKEHOLDERS: RELATIONSHIPS THAT MATTER...
We are committed to developing mutually beneficial partnerships with our stakeholders throughout the life cycle of our operations. Our principal stakeholders include:
This document lays out AngloGold's mission and values and describes how we live them through our business principles. These principles are applicable across the company and in all the countries in which we do business, and they inform the way in which we will go about achieving our mission, balancing key economic, social, environmental and ethical values. We acknowledge that they are aspirational in that we have not yet delivered on all of our commitments but are working towards this goal. Furthermore, these principles are not cast in stone but will evolve over time as we interact with our stakeholders, both internal and external, and refine what it is that we believe we should be saying, and more importantly, doing as a company.
As a point of departure, AngloGold believes that democratic government and market economies should be mutually reinforcing. We have, therefore, committed ourselves to a style of corporate citizenship that supports the values of both democracy and market economics.
Shareholders
Business partners
Government
Employees' families
and communities
Employee
representatives
Employees
Our stakeholders
Our stakeholders
6

OUR VALUES:
HOW WE EXPECT TO
GET WHERE WE WANT TO GO...
1. AngloGold consistently strives to generate
competitive shareholder returns. We do this by replacing profitable gold reserves and by continuously improving the performance of our key resources - our people, our assets and our product. We conduct ourselves with honesty and integrity.
2.
We provide our employees with opportunities to develop their skills while sharing risks and rewards in workplaces that promote innovation, teamwork and freedom, with accountability. We embrace cultural diversity.
3. Every manager and employee takes responsibility for health and safety; and together strive to create workplaces which are free of occupational injury and illness.
4. We strive to form partnerships with host communities, sharing their environments, traditions and values. We want the communities to be better off for AngloGold having been there. We are committed to working in an environmentally responsible way.
Living our values
7
ANGLOGOLD'S MISSION:
WHAT WE ARE HERE TO DO...
Our Business Is Gold
We consistently seek to create value for everyone with a stake in our company, by finding and mining gold and by developing the market for our product.
OUR BUSINESS PRINCIPLES
We live our values through our business principles. These principles are applicable across AngloGold, and in all the countries in which we do business. They inform the way in which we go about achieving our mission, and balancing key economic, social, environmental and ethical values.
These principles will evolve over time as we interact with our stakeholders, both internal and external.

Business principle:
AngloGold's ethics and governance
·
We will comply with all laws, regulations, standards and international conventions which apply to our businesses and to our relationships with our stakeholders. Specifically, AngloGold supports the Universal Declaration of Human Rights, the Fundamental Rights Conventions of the ILO and those principles and values referred to in the United Nations Global Compact.
·
Should laws and regulations be non-existent or inadequate, we will maintain the highest reasonable regional standard for that location.
·
We will fully, accurately and in a timely and verifiable manner, consistently disclose material information about the company and its performance. This will be done in readily understandable language to appropriate regulators, our stakeholders and the public.
·
We will not offer, pay or accept bribes, nor will we condone anti-competitive market practices and we will not tolerate any such activity by our employees.
·
We prohibit our employees from trading shares when they have unpublished, material information concerning the company or its operations.
·
We require our employees to comply with all money handling requirements under applicable law, and we further prohibit them from conducting any illegal money transfers or any form of "money laundering" in the conduct of the company's business.
·
We will require our employees to perform their duties conscientiously, honestly and in ways which avoid conflicts between their personal financial or commercial interests and their responsibilities to the company.
·
We will take all reasonable steps to identify and monitor significant risks to the company and its stakeholders. We will endeavour to safeguard our assets and to detect and prevent fraud. We will do this in a manner consistent with the international human rights agreements and conventions to which we subscribe.
·
We will promote the application of our principles by those with whom we do business. Their willingness to accept these principles will be an important factor in our decision to enter into and remain in such relationships.
·
We are committed to seeking out mutually beneficial, ethical long-term relations with those with whom we do business.
·
We encourage employees to take personal responsibility for ensuring that our conduct complies with our principles. No employee will suffer for raising with management violations of these principles or any other legal or ethical concern. Although employees are encouraged to discuss concerns with their direct managers, they must, in any event, inform the Group Internal Audit Manager of these concerns. Mechanisms are in place to anonymously report breaches of this statement of principles.
·
The company will take the necessary steps to ensure that all employees and other stakeholders are informed of these principles.
·
If an employee acts in contravention of these principles, the company will take the appropriate disciplinary action concerning such contravention. This action may, in cases of severe breaches, include termination of employment. In addition, certain contraventions may also result in the commencement of civil proceedings against the employee and the referral of the matter to the appropriate enforcement bodies if criminal proceedings appear warranted.
AngloGold in the community
Occupational safety & health
Labour practices
Environment
HIV/AIDS
Ethics & governance

9

AngloGold in the community
Occupational safety & health Labour practices Environment HIV/AIDS Ethics & governance

Business principle:
AngloGold in
the community
·
AngloGold's aim is to have a positive impact on the people, cultures and communities in which it operates. Accordingly, AngloGold will be respectful of local and indigenous people, their values, traditions, culture and the environment.
·
We will strive to ensure that surrounding communities are timeously informed of, and where possible, involved in, developments which affect them, throughout the life cycle of our operations.
·
We will undertake social investment initiatives in the areas of need where we can make a practical and meaningful contribution. In particular, we will contribute to those areas of education and health care which are relevant to our business activities, and those most likely to be sustainable once our operations have come to a conclusion in that community.
·
The company will encourage its employees to make themselves available for participatory and leadership roles in community activities.
·
We will seek to acquire and use land in a way which promotes the broadest possible consensus amongst interested people. Where involuntary resettlement is unavoidable, we will abide by appropriate guidelines for resettlement where they exist, and in any event will work with the local communities to develop workable plans for any resettlement which may be necessary.
·
We will strive to contribute to the sustainable economic development of host communities through procurement activities; the contribution of redundant assets to the community; assistance in the establishment and growth of small- to medium-sized sustainable enterprises; and the outsourcing of goods and services from local vendors where appropriate.
11

AngloGold in the community
Occupational safety & health
Labour practices
Environment
HIV/AIDS
Ethics & governance
Business principle:
AngloGold as an employer -
safety and health
·
The company is committed to complying with all relevant occupational health and safety laws, regulations and standards. In the absence of such standards, leading practice will be adopted.
·
We are committed to providing a working environment that is conducive to safety and health.
·
The management of occupational safety and health is a prime responsibility of line management, from the executive level to the first line supervisory level.
·
We strive for employee involvement and consultation with employees or their representatives to gain commitment in the implementation of these principles.
·
The company is committed to providing all necessary resources to enable compliance with these principles.
·
The company will not tolerate or condone deliberate breaches in standards and procedures.
·
We will implement safety and health management systems based on internationally recognised standards and we will assess the effectiveness of these systems through periodic audits.
·
We will conduct the necessary risk assessments to anticipate, minimise and control occupational hazards.
·
We will promote initiatives to continuously reduce the safety and health risks associated with our business activities.
·
We will set safety and health objectives based on comprehensive strategic plans and will measure performance against these plans.
·
We will monitor the effects of the company's operational activities on the safety and health of our employees and others, and we will conduct regular performance reviews.
·
We will provide all necessary personal protective equipment.
·
We will establish and maintain a system of medical surveillance for our employees.
·
We will communicate openly on safety and health issues with employees and other stakeholders.
·
We will ensure that employees at all levels receive appropriate training and are competent to carry out their duties and responsibilities. We will require our contractors to comply with these principles and we will seek to influence joint partners to apply them as well.

13

Business principle:
AngloGold as an employer -
our labour practices
·
AngloGold is committed to upholding the Fundamental Rights Conventions of the ILO. Accordingly, we seek to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labour.
·
AngloGold is committed to creating workplaces free of harassment and unfair discrimination.
·
As an international company, we face different challenges in different countries with regard to, for example, offering opportunities to citizens who may not have enjoyed equal opportunities in the past. In such cases, the company is committed to addressing the challenge in a manner appropriate to the local circumstances.
·
We will seek to understand the different cultural dynamics in host communities and adapt work practices to accommodate this where doing so is possible and compatible with the principles expressed in this document.
·
The company will promote the development of a work force that reflects the international and local diversity of the organisation.
·
The company will provide all employees with the opportunity to participate in training that will improve their workplace competency.
·
The company is committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of the workplace.
·
The company is committed to developing motivated, competent and experienced teams of employees through appropriate recruitment, retention and development initiatives. An emphasis is placed on the identification of potential talent, mentoring and personal development planning.
·
Remuneration systems will reward both individual and team effort in a meaningful way.
·
Guided by local circumstances, we shall continue to work together with stakeholders to ensure minimum standards for company-provided accommodation.
·
The company assures access to affordable health care for employees and where possible, for their families.
·
We are committed to prompt and supportive action in response to any major health threats in the regions in which we operate.
AngloGold in the community
Occupational safety & health
Labour practices
Environment
HIV/AIDS
Ethics & governance

15

AngloGold in the community Occupational safety & health Labour practices
Environment
HIV/AIDS Ethics & governance

Business principle:
AngloGold and the environment
·
We recognise that the long-term sustainability of our business is dependent upon good stewardship in both the protection of the environment and the efficient management of the exploration and extraction of mineral resources.
·
We will comply with all applicable environmental laws, regulations and requirements.
·
We are committed to establishing and maintaining management systems to identify, monitor and control the environmental aspects of our activities.
·
The company will ensure that financial resources are available to meet its reclamation and environmental obligations.
·
The company will ensure that its employees and contractors are aware of this policy as well as their relevant responsibilities.
·
We will conduct audits to evaluate the effectiveness of our environmental management systems.
·
We are committed to communicating and consulting with interested and affected parties on environmental aspects of our activities.
·
We will work to continually improve our environmental performance; and
·
The company will participate in debate on environmental matters at international, national and local levels.
17

AngloGold in the community
Occupational safety & health
Labour practices
Environment
HIV/AIDS
Ethics & governance
Business principle:
AngloGold as an employer
·
AngloGold is committed to upholding the Fundamental Rights Conventions of the International Labour Organization (ILO). Accordingly, we seek to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labour.
·
AngloGold is committed to creating workplaces free of harassment and unfair discrimination.
·
As an international company, we face different challenges in different countries with regard to, for example, offering opportunities to citizens who may not have enjoyed equal opportunities in the past. In such cases, the company is committed to addressing the challenge in a manner appropriate to the local circumstances.
·
We will seek to understand the different cultural dynamics in host communities and adapt work practices to accommodate this where doing so is possible and compatible with the principles expressed in this document.
·
The company will promote the development of a work force that reflects the international and local diversity of the organisation.
·
The company will provide all employees with the opportunity to participate in training that will improve their workplace competency.
·
The company is committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of the workplace.
·
The company is committed to developing motivated, competent and experienced teams of employees through appropriate recruitment and retention and development initiatives. Emphasis is placed on the identification of potential talent, mentoring and personal development planning.
·
Remuneration systems will reward both individual and team effort in a meaningful way.
·
Guided by local circumstances, we shall continue to work together with stakeholders to ensure minimum standards for company-provided accommodation.
·
The company assures access to affordable health care for employees and where possible, for their families.
·
We are committed to prompt and supportive action in response to any major health threats in the regions in which we operate.

19

EP1
Economic performance
Contents
Economic performance
..................................................
EP1
1. Mission and values
........................................................
EP2
2. Key indicators and milestones
........................................
EP3
3. Review of 2003
...............................................................
EP3
4. Reporting in line with GRI
...............................................
EP7
5. Objectives for 2004
.......................................................
EP9
6. Case studies
6.1 Meeting the equity component of the Charter
..................
EP10
6.2 Growing the market for gold
.......................................
EP11
The key financial indicators are extracted from the Audited Annual Financial Statements for the year ended 31 December 2003.

Economic performance
EP2
1. Mission and values
AngloGold's mission, values and business principles, which had been developed in consultation with employees, were further refined during 2003 to more accurately reflect our purpose and the way in which we intend to do business. This will continue in 2004, and will be the subject of a comprehensive internal communications compaign during 2004 and beyond.
AngloGold's mission:
Our business is gold
We consistently strive to create value for everyone with a stake in our company, by finding and mining gold and by developing the market for our product.
Our values:
·
AngloGold consistently strives to generate competitive shareholder returns. We do this by replacing profitable gold reserves and by continuously improving the performance of our key resources - our people, our assets and our product. We conduct ourselves with honesty and integrity.
·
We provide our employees with opportunities to develop their skills while sharing risks and rewards in workplaces that promote innovation, teamwork and freedom with accountability. We embrace cultural diversity.
·
Every manager and employee takes responsibility for health and safety; and together strive to create workplaces that are free of occupational injury and illness.
·
We strive to form partnerships with host communities, sharing their environments, traditions and values. We want communities to be better off for AngloGold's having been there. We are committed to working in an environmentally friendly way.
Our business principles:
We live our values through our business principles. These principles are applicable across AngloGold, and in all the countries in which we do business. They inform the way in which we go about achieving our mission, balancing key economic, social, environmental and ethical values.
These business principles which will evolve over time as we interact with our stakeholders, both internal and external, are:
·
AngloGold's ethics and governance
·
AngloGold as an employer - safety and health
·
AngloGold in the community
·
AngloGold and the environment
·
AngloGold as an employer - our labour practices

Economic performance
EP3
2. Key indicators and milestones
·
Gold production of 5.62Moz in 2003, from 19 operations in eight countries
·
Cost of goods and services to operate mines and produce refined metal of US$767 million, including market development costs and net of other income
·
US$660 million paid to employees in salaries, wages and other benefits (US$443 million in 2002)
·
US$142 million set aside for taxation, down from US$165 million in 2002
·
Dividends of US$224 million distributed to shareholders, and US$49 million paid towards financing costs
·
US$261 million reinvested in the group (2002: US$273 million), with retained income rising to US$88 million
·
Ore Reserves of 63Moz and Mineral Resources of 213Moz at the end of December 2003, providing sustainable operations well into the future
3. Review of 2003
Financial performance
A full review of the 2003 financial year can be found in AngloGold's 2003 Annual Financial Statements. Sections of these may be found as follows:
·
Key features of 2003
·
Letter from the Chairman and CEO
·
Review of the gold market
·
Financial review
·
Summarised group operating and financial results
·
Review of operations
·
Exploration
·
Mineral Resources and Ore Reserves
and
Supplementary information of
Mineral Resources and Ore Reserves
·
Directors and executive management
·
Annual financial statements

Economic performance
Review of 2003
EP4
Adding value
The following charts indicate the distribution of the wealth created by the company during 2003, and a comparison with 2002. A detailed value-added
statement
may be found in the
Annual Financial Statements
.
Gold production
AngloGold produced 5.62Moz of gold in 2003 from 19 operations in eight countries. This was, as expected 5% down on the previous year.
Attributable production by region (000 oz)
REGION
2003
2002
South Africa 3,281 3,412
East and West Africa 981 1,085
South America 532 478
Australia 432 502
North America 390 462
Total 5,616 5,939
Distribution of wealth - 2003
Employees
44%
Providers of capital
19%
Reinvested in group
24%
State for taxes
10%
Other
3%
Distribution of wealth - 2002
Employees
35%
Providers of capital
29%
Reinvested in group
22%
State for taxes
13%
Other
1%
Gold production by region - 2003
South Africa
58.4%
East & West Africa
17.5%
South America
9.5%
Australia
7.7%
North America
6.9%
Gold production by region - 2002
South Africa
57.4%
East & West Africa
18.3%
South America
8.0%
Australia
8.5%
North America
7.8%

Economic performance
Review of 2003
EP5
Income generated by destination
Income of US$2,029 million was generated in the following regions during 2003. Information for 2002 (US$1,761 million) is provided for comparative purposes.
Distributions to employees (including executive directors)
Some US$660 million (equivalent to 44% of the value created by the group) was distributed to employees during 2003. (US$443 million or 35% in 2002). This may be analysed as follows:
Dividends
The following dividends were declared and paid during the 2003 financial year:
·
A dividend of R6.75 per ordinary share (82 US cents per share), declared on 30 January 2003 in respect of the second half of 2002, was paid on 28 February 2003. This amounted to a payment of R1.5 billion or US$183 million.
·
A dividend of R3.75 per ordinary share (51 US cents per share), declared on 30 July 2003 in respect of the first half of 2003, was paid on 29 August. This amounted to a payment of R836 million or US$113 million.
In addition, the following dividend has been declared in respect of the second half of 2003, was paid in the 2004 financial year.
·
A dividend of R3.35 per ordinary share (50 US cents per share) was declared on 29 January 2004 and was paid on 27 February 2004.
South Africa
27.8%
North America
13.4%
Australia
5.7%
Asia
6.0%
Europe
28.0%
United Kingdom
19.1%
South Africa
34.1%
North America
8.2%
Australia
8.2%
Asia
0.1%
Europe
24.8%
United Kingdom
24.6%
Salaries, wages and
other benefits
86.6%
Health care and
medical scheme costs
7.3%
Contribution to pension
and provident plans
5.5%
Retrenchment costs
0.6%
Salaries, wages and
other benefits
88.5%
Health care and
medical scheme costs
6.3%
Contribution to pension
and provident plans
4.5%
Retrenchment costs
0.7%
Gold income by destination markets - 2003
Gold income by destination markets - 2002
Employee benefits - 2003
Employee benefits - 2002
Dividends distributed to shareholders (US cps)
0
50
100
150
200
99
00
01
02
03

Economic performance
Review of 2003
EP6
Finance costs
Some US$49 million was paid in finance costs during the year (2002: US$44 million). A breakdown of this is shown below. Further details may be found in the
Annual Financial Statements
.
Capital expenditure
The group recorded significant capital expenditure during the year in order to sustain operations. This amounted to some US$363 million, up by 34% on the previous year.
Exploration activities continue
AngloGold's exploration programme supports the group's growth strategy by sustaining or growing existing operations (brownfields exploration) and trying to discover gold deposits in new areas (greenfields exploration). Exploration expenditure amounted to US$63.4 million in 2003.
See the
Annual Financial Statements
for a comprehensive review of
exploration
undertaken during the year.
Brownfields exploration is being undertaken on and around almost all of the group's existing operations. During the year, greenfields exploration took place in traditional areas such as Australia, Mali, Canada, Alaska, Peru and Brazil, as well as "frontier" areas in Mongolia.
(See map below)
.
Bank loans and overdrafts
30
Corporate bond
11
Other
8
Bank loans and overdrafts
36
Other
8
Capital expenditure 1999 to 2003 (US$ million)
0
50
100
150
200
250
300
350
400
99
00
01
02
03
Finance costs - 2003 (US$ million)
Finance costs - 2002 (US$ million)
Exploration expenditure - 2003 (%)
Greenfields
40%
Brownfields
60%
Brazil
Argentina
Serra Grande
Cerro Vanguardia
Morro Velho
USA
Cripple Creek
& Victor
Mali
Tanzania
Namibia
Geita
Sadiola
Yatela
Morila
Navachab
SA operations
South Africa
Boddington
Australia
Alaska
Canada
Peru
Sunrise Dam
Mongolia

Economic performance
GRI
EP7
Core indicators
EC1. Net sales
US$2,029 million in 2003 (US$1,761 million in 2002)
EC2. Geographic breakdown of markets
See page EP5 of this report
EC3. Cost of all goods, materials and services purchased
US$767 million in 2003. (US$611 million in 2002)
EC4. Percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements.
Information not collated at a group level.
EC5. Total payroll and benefits (including wages, pension, other benefits and redundancy payments) broken down by country or region.
US$660 million in 2003. (US$443 million in 2002). See page EP5 for more information.
EC6. Distribution of capital broken down by interest on debt and borrowings and dividends on all classes of shares, with any arrears of preferred dividends to be disclosed
See page EP6 of this report
EC7. Increase/decrease in retained earnings at the end of the period.
Retained income increased from US$7 million in 2002 to US$88 million.
Additional indicators
EC11. Supplier breakdown by organisation and country.
Information not collated at a group level.
5. Reporting in line with the Global Reporting Initiative (GRI)
DIRECT ECONOMIC IMPACTS
Customers
Suppliers
Employees
Providers of capital

Economic performance
GRI
EP8
Core indicators
EC8. Total sums of taxes of all types paid broken down by country
US$142 million was paid or set aside for taxation purposes in 2003 (2002:US$165 million).
EC9. Subsidies received broken down by country or region.
Information not collated at group level
EC10. Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group.
See the
Community section
of this report.
Additional indicators
EC13. The organisation's indirect economic impacts.
Quantitative information not available at group level. See the Community section of this report for further information.
5. Reporting in line with the Global Reporting Initiative (GRI) (continued)
DIRECT ECONOMIC IMPACTS (continued)
INDIRECT ECONOMIC IMPACTS
Pubic sector

Economic performance
EP9
5. Objectives for 2004
AngloGold's focus on growing earnings is built on three core strategic objectives:
Leveraging assets
·
Driving the company down the cost curve through workplace restructuring, literacy training in South Africa and productivity improvements.
Growth
·
Successful merger with Ashanti Goldfields in 2004.
·
Value-adding organic growth via the completion of major capital projects.
·
Continued reserve growth from brownfields exploration around existing operations and discovering new production ounces targeted through greenfields exploration.
Marketing downstream
·
Focusing on active market support with a view to modernising the industry downstream to ensure a healthy customer base

Economic performance Case studies
EP10
6.1 Meeting the equity component of the Charter
AngloGold was among the first of the established mining companies in South Africa to conclude black economic empowerment (BEE) transactions - well ahead of the body of legislation developed to compel, among other things, targeted levels of ownership of mining assets by the country's historically disadvantaged.
The first of these transactions took place early in 1998, when six of Vaal River's short-life shafts - Nos 1, 3, 4, 5, 6 and 7 - were sold to a BEE company, African Rainbow Minerals and Exploration (ARM), led by mining entrepreneur Patrice Motsepe. Part of the transaction involved a tribute agreement over the longer-life No 2 shaft, in terms of which ARM would mine No 2 shaft, with 60% of revenue, net of costs and capital expenditure, accruing to AngloGold.
The second empowerment transaction, which followed soon afterwards, involved the sale of six Freegold shafts - Western Holdings Nos 1, 2, 3, 4, 6 and 7 - and the old Welkom gold plant to ARM.
These two transactions formed the cornerstone of ARM, and were the basis for the listing of Armgold, a subsidiary of ARM and the first black-owned gold mining company to list on the JSE Securities Exchange South Africa in May 2002.
Then, in November 2001, AngloGold sold almost all of its other Freegold assets to an ARM/Harmony Gold Mining Joint Venture.
Explaining AngloGold's rationale at the time, Bobby Godsell, then both Chairman and CEO, said: "It is our objective to develop, acquire and operate long-life, low-cost, world-class gold mining assets and to close or sell mines approaching the end of their profitable lives to operators who are better suited to extracting value from such assets."
The ARM/Harmony JV, Godsell said, met two important criteria that AngloGold set regarding the transaction: one was to encourage the consolidation of ownership and management in the region; the other was to promote BEE.
"The transaction will allow for meaningful participation of previously disadvantaged groupings in both ownership and management of a substantial gold mining operation."
Later, reflecting on AngloGold's three BEE transactions and the requirements of the Mining Charter, Godsell noted that, while the effect was the disposal of about a quarter of the company's production ounces, "we haven't lost one cent in terms of value. There is no Father Christmas in this Charter, there's no giving things away".
In respect of ownership and joint ventures, the Charter's associated scorecard poses the question: Has the mining company achieved historically disadvantaged South African (HDSA) participation in terms of ownership for equity or attributable units of production of 15% in HDSA hands within five years and 26% in 10 years?
"We believe we are sufficiently compliant to enable us to make an application for the conversion of our current mining titles into new-order rights soon after the Minerals and Petroleum Resources Development Act is promulgated, probably in May 2004."

Economic performance
Case studies
EP11
6.2 Growing the market for gold
AngloGold believes that its business is gold, and that its role does not end when the gold has been mined and refined. The group recognises the need to participate in developing and stimulating the market for gold and is committed to fostering the development of a vibrant gold jewellery industry capable of sustaining strong physical demand for the metal. (Almost 80% of demand for gold comes from the jewellery industry). AngloGold spent US$19 million per annum on gold marketing initiatives - on its own and through the World Gold Council.
The group's marketing initiatives include:
·
Promoting excellent gold jewellery design. This is an important element in ensuring the continued appeal of the metal. Among the initiatives undertaken are the sponsorship of several gold jewellery design competitions around the world, including the Riches of Africa in the South Africa and the Brazilian Design Forum.
·
Innovation in the beneficiation of gold. Central to this has been the group's 26.6% stake in OroAfrica, the largest manufacturer of gold jewellery in South Africa. Other beneficiation initiatives focus on assisting previously disadvantaged jewellery manufacturers to enter into the mainstream through sponsoring training, design facilities, marketing and logistical support (See section on ADJO). A partnership with Rand Refinery and the Spatial Development Initiative Programme of the Department of Trade and Industry to establish the Gold Zone at Rand Refinery will see AngloGold contributing a training centre for disadvantaged South Africans who aspire to become jewellers and a jewellery hive to enable newly skilled and talented goldsmiths to set up their own gold ventures.
·
Preserving Africa's gold heritage. Since the launch of the Gold of Africa Museum in Cape Town in 2002, this has become a popular landmark for tourists and locals alike. The museum presents a collection of historical gold objects from West Africa and shows the creative goldsmithing skills through the ages. The heart of the museum is the permanent exhibition of one of the largest and most important collections dedicated to the art and craft of the African goldsmith - the famous Barbier-Mueller Collection comprising over 350 gold artifacts and jewellery from the 19th and 20th century from Mali, Senegal, Ghana and the Cote d'Ivoire. The museum also houses a Working Studio, where training courses are offered in the techniques and artistic heritage of the African goldsmith.
·
Promotion of gold through the AngloGold jewellery collection. As a result of many of its initiatives AngloGold owns one of the world's largest all-gold, high-caratage jewellery collections that are representative of innovative design and manufacturing techniques from around the world. This collection is used extensively at both fixed exhibitions and prestigious events to showcase gold jewellery.
Riches of Africa Gold Jewellery Design Competition
Since its inception in 1999, AngloGold's South African jewellery design competition - Riches of Africa - has become a highlight on the local jewellery calendar. The competition, which attracted 204 entries in 1999, attracted some 1,100 entries in 2003. The competition is open to both professionals and non- jewellers, and now includes the use of white and rose gold as well. International judges have been added to the local line-up and finished pieces are judged according to a range of criteria, including originality, feasibility and functionality, aesthetic impact, quality of manufacture and visual impact. Workshops are held for all entrants on design and goldsmithing techniques.
AngloGold sponsors all the gold for the competition and awards prizes to the overall winners. More than that though the winners and their pieces are actively promoted by taking each collection on an exhibition tour, both nationally and internationally.
A new approach introduced in 2003 was the Riches of Africa Pret-a-Porter range, which represents jewellery for everyday wear. See the AngloGold website for further information on the Riches of Africa competition.
Designer John Louw's 18 carat neckpiece of 24
dragonfly wings was the overall winner in the Riches
of Africa Design Competition 2003.

Economic performance
Case studies
EP12
Brazilian Designer Forum
AngloGold sponsors a jewellery design competition in Brazil every second year called the "Designer Forum". The competition has a strong commercial focus on making innovatively designed jewellery more accessible to consumers. The 2002 winning collection travelled around Brazil and 10 selected pieces were shown at an exhibition in Rome.
Sponsoring young disadvantaged designers
As part of AngloGold's programme to assist aspirant jewellers from previously disadvantaged communities, AngloGold sponsored seven young designers to produce a collection of gold jewellery reflecting the spirit of Africa and exhibited their jewellery in London in August 2003. The African Designer's and Jeweller's Organisation (ADJO) identified the young designers.
Supporting the World Gold Council
AngloGold contributed US$10.5 million to the World Gold Council (WGC) in 2003 in support of its initiatives and to facilitate and support its own international gold marketing projects.
Founded in 1987, the WGC is funded by some of the world's leading gold producers and aims to situate and maximise the demand for and holding of gold by consumers, investors, industry and the official sector. As well as undertaking marketing initiatives to drive demand, the WGC is also instrumental in working to lower regulatory barriers to the ownership of gold products, helping to improve distribution systems and promote the role the role of gold as a reserve asset in the official sector.
Designer Pitti Paludo has captured the essence of an
authentic Brazilian product and elevated it into fine
gold jewellery. This pair of 18 carat gold sandals was
a winner at the Brazilian Design Forum 2002.
Lee Tau designed a Traditional Gold Bead Collection,
inspired by the beadwork of the Ndebele culture.
These pieces form part of the 2003 ADJO collection.
Useful gold websites:
www.anglogold.com
www.gold.org (World Gold Council)
www.goldofafrica.com (Gold of Africa Museum)
www.oroafrica.co.za (OroAfrica)
Ama Abrafi with exhibits from the Gold of Africa Museum collection.

EG1
Ethics and governance
Contents
Ethics and governance
....................................................
EG1
Business principle:
AngloGold and ethics
........................................................
EG2
1. Key indicators
.................................................................
EG3
2. Milestones - 2003
.........................................................
EG3
3. Review of 2003
..............................................................
EG4
4. Reporting in line with GRI
..............................................
EG5
5. Objectives for 2004
.......................................................
EG6
6. Case study
....................................................................
EG7
6.1 The whistle-blowing process at AngloGold
.......................
EG7
The key financial indicators are extracted from the Audited Annual Financial Statements for the year ended 31 December 2003.

Ethics and governance
Business principle
EG2
Business principle: AngloGold and ethics
·
We will comply with all laws, regulations, standards and international conventions which apply to our businesses and to our relationships with our stakeholders. Specifically, AngloGold supports the Universal Declaration of Human Rights, the Fundamental Rights Conventions of the ILO and those principles and values referred to in the United Nations Global Compact.
·
Should laws and regulations be non-existent or inadequate, we will maintain the highest reasonable regional standard for that location.
·
We will fully, accurately and in a timely and verifiable manner, consistently disclose material information about the company and its performance. This will be done in readily understandable language to appropriate regulators, our stakeholders and the public.
·
We will not offer, pay or accept bribes, nor will we condone anti-competitive market practices and we will not tolerate any such activity by our employees.
·
We prohibit our employees from trading shares when they have unpublished, material information concerning the company or its operations.
·
We require our employees to comply with all money handling requirements under applicable law, and we further prohibit them from conducting any illegal money transfers or any form of "money laundering" in the conduct of the company's business.
·
We will require our employees to perform their duties conscientiously, honestly and in ways which avoid conflicts between their personal financial or commercial interests and their responsibilities to the company.
·
We will take all reasonable steps to identify and monitor significant risks to the company and its stakeholders. We will endeavour to safeguard our assets and to detect and prevent fraud. We will do this in a manner consistent with the international human rights agreements and conventions to which we subscribe.
·
We will promote the application of our principles by those with whom we do business. Their willingness to accept these principles will be an important factor in our decision to enter into and remain in such relationships.
·
We are committed to seeking out mutually beneficial, ethical long-term relations with those with whom we do business.
·
We encourage employees to take personal responsibility for ensuring that our conduct complies with our principles. No employee will suffer for raising with management violations of these principles or any other legal or ethical concern. Although employees are encouraged to discuss concerns with their direct managers, they must, in any event, inform the Group Internal Audit Manager of these concerns. Mechanisms are in place to anonymously report breaches of this statement of principles.
·
The company will take the necessary steps to ensure that all employees and other stakeholders are informed of these principles.
·
If an employee acts in contravention of these principles, the company will take the appropriate disciplinary action concerning such contravention. This action may, in cases of severe breaches, include termination of employment. In addition, certain contraventions may also result in the commencement of civil proceedings against the employee and the referral of the matter to the appropriate enforcement bodies if criminal proceedings appear warranted.

Ethics and governance
EG3
1. Key indicators
·
AngloGold's practices and policies remain largely in compliance with the values enshrined in the King Report on Corporate Governance (2002) and the US Sarbanes-Oxley Act, and management continues to address key areas where new governance requirements arise.
·
The board comprises 14 directors with 10 non-executive directors, five of whom are independent as defined in the JSE Securities Exchange Listings Requirements.
·
Adoption of business principles that incorporate a mission statement and values of the company.
2. Milestones - 2003
·
Sections of AngloGold's first Report to Society were assured by independent external auditors, PricewaterhouseCoopers (PWC) in 2003.
·
Key
directors' policies
were adopted during the year.
·
Responsibility for corporate governance was assigned to the renamed Audit and Corporate Governance Committee.
·
A board Nominations Committee was appointed during the year.
·
A confidential reporting policy (the whistleblower's policy) was adopted.
·
A compliance manager to oversee the corporate governance discipline within the group was appointed in 2003.
·
The AngloGold Board adopted a policy on party political donations, which was announced on 1 December 2003. In seeking to play a part in supporting democracy in South Africa, AngloGold decided to distribute a total of R3.2 million towards political parties participating in the elections in 2004. The announcement and board policy can be found on the AngloGold website.
Composition of the AngloGold board
Executive
29.0%
Non-executive
35.5%
Non-executive, independent 35.5%

Ethics and governance
EG4
3. Review of 2003
An extensive discussion of the corporate governance discipline and risk factors within the group is provided in the Annual Financial Statements 2003, which is available from the company website at www.anglogold.com. AngloGold's corporate governance guidelines incorporating the board charter, business principles, code of ethics for financial officers, board committees' terms of references and key policies of the company, is also available from the company website.
During the year the board resolved to place the corporate governance discipline within the mandate of its audit committee. The committee has been renamed the Audit and Corporate Governance Committee and comprises solely independent non-executive directors. The board also formally appointed a Nominations Committee, comprising a majority of independent directors and chaired by the board chairman, to advise it on selection criteria and assess candidates for appointment to the board.
Key policies adopted by the board during the year under review are: directors' professional advice policy, director's fit and proper standards, and an induction policy for new directors. The induction programme for new directors will be finalised during 2004.
A confidential reporting policy was also adopted by the board to provide a mechanism for the reporting of unethical or illegal activities occurring within the group. The policy provides for the reporting to be made to the group internal audit manager, who is functionally and administratively independent of management, and provided it is made in good faith, protects whistle-blowers from suffering any adverse consequences arising out of making such reports. (See case study on page EG7)

Ethics and governance In line with GRI
EG5
4. Governance structure and management systems
Structure and governance
3.1 Governance structure of the organisation, including major committees under the board if directors that are responsible for setting strategy and for oversight of the organisation.
See pages 42 to 66 of the
Corporate Governance
section of the Annual Financial Statements.
3.2 Percentage of the board of directors that are independent, non-executive directors.
See page EG3 of this Report and pages 42 to 46 of the
Corporate Governance
section of the Annual Financial
Statements.
3.3 Process for determining the expertise board members need to guide the strategic direction of the organisation, including issues related to environmental and social risks and opportunities.
See pages 42 to 66 of the
Corporate Governance
section of the Annual Financial Statements.
3.4 Board level process for overseeing the organisation's identification and management of economic, environmental, and social risks and opportunities.
See pages 49 to 60 in the
Corporate Governance
section of the Annual Financial statements for a comprehensive discussion on Risk management and internal control.
3.5 Linkage between executive compensation and achievement of the organisation's financial and non-financial goals.
See
Remuneration report
on page 63 of the Annual Financial Statements.
3.6 Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social and related policies.
See pages 42 to 66, the
Corporate Governance
section of the Annual Financial Statements, for a comprehensive discussion, pages 37 to 38 for a description of
Directors and executive management
and pages 66 to 75 for the
Directors' report
.
3.7 Mission and values statements, internally developed codes of conduct or principles, and policies relevant to economic, environmental, and social performance and status of implementation.
See
mission and values
.
3.8 Mechanisms for shareholders to provide recommendations or direction to board of directors.
See discussion on communication with shareholders on page 61 of the
Corporate Governance
section of the Annual
Financial Statements.

Ethics and governance
EG6
5. Objectives for 2004
AngloGold strives to achieve the highest standards in corporate governance and some of its goals during 2004 are:
·
Development of strategy for board and director's appraisals.
·
Development of a web-based corporate governance and compliance site for employees.
·
Formal adoption of terms of reference of a Disclosures Committee to oversee the timely, accurate, reliable and material disclosure of company information to regulatory bodies and other stakeholders.

Ethics and governance
Case studies
EG7
6.1 Keeping it clean - the whistle-blowing process
at AngloGold
AngloGold has introduced a confidential reporting process - or, to put it more colloquially, "whistle-blowing".
The purpose is to provide a channel for shareholders, the public and employees to report:
·
practices that are in conflict with AngloGold's business principles;
·
unlawful conduct;
·
financial malpractice; or
·
dangers to the public or the environment.
Framed against the requirements of South Africa's King Report on Corporate Governance (2002) and Protected Disclosure Act, as well as the United States' Sarbanes-Oxley Act, the AngloGold process applies to all companies in the AngloGold Group.
Practically, it means that anyone who believes that they have information regarding crime or irregularities in any of AngloGold's workplaces, can report these internally, in confidence, independent of management, and anonymously if they so wish.
A variety of methods are available:
·
telephone;
·
fax;
·
e-mail;
·
intranet; or
·
letter
Provided that informants act in good faith, they are protected. If, however, they act maliciously, knowing that the information they have disclosed to be untrue, they are not.
Employees acting in good faith, for example, cannot lose their positions or suffer any form of harassment or occupational detriment, even if subsequently it is found they are mistaken.
AngloGold's Group Internal Audit Manager, Hester Hickey, is the custodian of the whistle-blowing process. She is independent of the conventional AngloGold hierarchy and reports to the Board Audit Committee, which is composed of non- executive board members.
Any one found to be in breach of any laws or policies faces one or a range of actions, including:
·
a warning;
·
suspension;
·
dismissal; and
·
criminal charges.
"The purpose of whistle-blowing is not to investigate the reporter but rather, the actual disclosure," Hester explains. "The spirit and intent of the process, I think, is well captured in the catchphrase we have coined to promote it: `We want their names, not yours'."

C1
AngloGold in the community
Contents
AngloGold social responsibility and community
..............
C1
Business principle: AngloGold in the community
..................................................
C2
1. Key indicators
....................................................................
C3
2. Milestones - 2003
..............................................................
C3
3. Policy
..........................................................................
C4
4. Review of 2003
...............................................................
C5
5. Reporting in line with GRI
................................................
C9
6. Objectives for 2004
........................................................
C10
7. Case studies
South Africa
7.1 Contributing to communities in need - the work of the
AngloGold Fund
..........................................................
C11
7.2 Small and Medium Enterprise Development Initiative
..............
C15
7.3 Carletonville Home and Community Based Care
......................
C17
East and West Africa
7.4 Resettling a village - the stories of Sadiola
and Farabakouta
.........................................................
C19
7.5 Community development initiatives at Sadiola and
Yatela gold mines
......................................................
C21
7.6 Climbing Kilimanjaro - an AIDS initiative at Geita
................
C24
South America
7.7 Reaching out from Morro Velho
.......................................
C26
Australia
7.8 Partnerships that work - AngloGold Australia
and Carey Mining
........................................................
C28
7.9 Developing the local Balgo community at Tanami
................
C29
North America
7.10 Serving the community - the CC&V
volunteer programme
.................................................
C30
Exploration
7.11 Making a difference - the Lotus Children's Centre in Mongolia
..
C31

AngloGold in the community
Business principle
C2
1. Business principle - AngloGold in the community
·
AngloGold's aim is to have a positive impact on the people, cultures and communities in which it operates. Accordingly, AngloGold will be respectful of local and indigenous people, their values, traditions, culture and the environment.
·
We will strive to ensure that surrounding communities are timeously informed of, and where possible, involved in, developments which affect them, throughout the life cycle of our operations.
·
We will undertake social investment initiatives in the areas of need where we can make a practical and meaningful contribution. In particular, we will contribute to those areas of education and health care which are relevant to our business activities, and those most likely to be sustainable once our operations have come to a conclusion in that community.
·
The company will encourage its employees to make themselves available for participatory and leadership roles in community activities.
·
We will seek to acquire and use land in a way which promotes the broadest possible consensus amongst interested people. Where involuntary resettlement is unavoidable, we will abide by appropriate guidelines for resettlement, where they exist, and in any event will work with the local communities to develop workable plans for any resettlement which may be necessary.
·
We will strive to contribute to the sustainable economic development of host communities through procurement activities; the contribution of redundant assets to the community; assistance in the establishment and growth of small to medium sized sustainable enterprises; and the outsourcing of goods and services from local vendors where appropriate.

AngloGold in the community
C3
While AngloGold's social investment initiatives stretch back over many years the company is in the process of managing these activities in a more integrated manner. During the year:
·
The group identified its key values, including its impact on communities;
·
The Board sub-committee on Safety, Health and Environment extended its ambit to include Safety, Health and Sustainable Development;
·
For the first time, a group-level Social Development Manager was appointed; and
·
Reporting to the Board sub-committee in line with the global business principles has begun. However, because the reporting and the gathering of data and information in this way at a group level is still in its infancy, this section has not been audited this year. The requisite systems will be in place to enable an audit in 2004. It should be noted, however, that the expenditure at an operational level forms part of the annual financial audit of operations and that the AngloGold Fund (which represents the majority of social responsibility spending by the group) is independently audited. Also, many of the projects supported are themselves audited on an individual basis.
2. Key indicators
·
Social investment initiatives have been put in place at all AngloGold's regions, with reporting according to business principles at regular Board sub- committee meetings, under the co-ordination of the Social Development Manager.
3. Milestones - 2003
·
The adoption by the Board sub-committee on Safety, Health and Sustainable Development of the AngloGold business principles as the basis for AngloGold's social investment philosophy.
·
The appointment of a Social Development Manager for the group as a whole.
Australia
·
Recognition Award in Resource Development for Community Relations from the Northern Territory government for the provision of training, employment and other practical support to communities which has provided opportunities for local people and resulted in greater mutual understanding.
·
AngloGold and its partner, Carey Mining, were recognised at the Best New Sponsor in the State Arts Sponsorship Awards for the partnership with the Art Gallery of Western Australia to provide the newly created position of Indigenous Education Officer.
East and West Africa
·
The establishment of a community association at Morila, as the forerunner to a Community Foundation with the goal of being sustainable after mine closure. The mine has donated US$500,000 to start up the fund.
·
Continued success of the micro-economic development initiatives at Geita, Sadiola and Yatela, where 72, 83 and 20 loans, worth US$30,000, US$72,000 and US$20,571 respectively have been granted to date to viable entrepreneurial and community initiatives.
Social investment spending per region
2003
South Africa
R25,799,051
East and West Africa
US$530,923
South America
US$977,720
Australia
A$106,150
North America
US$214,881

AngloGold in the community
C4
South Africa
·
The AngloGold Fund's contribution of some R15.5 million in 2003 to 104 projects across southern Africa.
·
The ongoing contribution to the Business Trust of R10 million in 2003. The Trust is an initiative of 145 South African companies whose primary focus is job creation and capacity building programmes. Its strategy is to focus on tourism for job creation and schooling for capacity building and this is underpinned by support for programmes that address critical impediments, for example crime, combating malaria and stimulating the tourism sector.
·
The involvement of AngloGold's Small and Medium Enterprise Development Initiative (SMEDI), since its formation in 1998, in the setting up of small businesses with an accumulated turnover of more than R500 million, and the creation of jobs for some 3,000 people.
North America
·
The Pikes Peak Regional Medical Centre, obtained a grant of US$600,000 for the centre, following a seed donation from AngloGold.
·
Ongoing volunteerism programme - Some 4,884 hours were sponsored by the company and provided by employees towards social and community development initiatives.
South America
·
Social investment spending in South America went from strength to strength during 2003, with a total of US$977,720 going toward community based, educational, health, environmental and sporting initiatives in the communities around the operations.
3. Policy
The Board sub-committee on Safety, Health and Sustainable Development adopted the business principle
, AngloGold in the community, as the basis for
AngloGold's social investment initiatives. All regions are required to report to the board on a quarterly basis.

AngloGold in the community
Review of 2003
C5
4. Review of 2003
Structure and governance
Social responsibility and community initiatives are an integral part of AngloGold's business, from exploration, to operation and closure. These initiatives are managed in a variety of ways, depending on the region of operation, the stage of the project and the nature of the intervention. Management of these initiatives is primarily a line function, best undertaken in the region of operation. The exception to this is the work of the AngloGold Fund which is managed by Tshikululu Social Investments (TSI), a non-profit non-governmental organisation (NGO) on behalf of AngloGold, and directed by a board of trustees chaired by an AngloGold representative. A management fee of R1,961,719 was paid for their services during 2003. The appointment of a Social Development Manager in 2003 will see greater co-ordination and reporting on social responsibility and community issues in the future. These issues are recorded and monitored at the Board sub-committee on Safety, Health and Sustainable Development. This committee comprises Non-executive Director Bill Nairn (chairman), Deputy Chairman, James Motlatsi and CEO Bobby Godsell.
In South Africa, where the greatest proportion of the company's operations and employees are based, AngloGold's corporate social investment programme is directed by the AngloGold Fund and Trust.
(See case study on page C11)
. The fact
that about 70% of the projects supported by the Fund fall within the educational sector, reflects the company's response to the development priorities of the region. Over and above these activities, the company's operations play a significant role in community social development, the provision of infrastructure, governance and support at a local level.
Another major challenge, particularly in South Africa, is that of the HIV/AIDS epidemic. AngloGold's response to the epidemic is an holistic one, embracing local communities where possible. To this end, significant and increasing social responsibility expenditure is devoted to this cause.
(See section on HIV/AIDS).
In Namibia, Mali and Tanzania, social investment is managed at country and operational level through appropriate structures at each operation, with mine management participation. All these structures aim to address specific community needs through extensive consultation, and have generally agreed to support initiatives in the health, education and agricultural spheres in keeping with the regional and national development priorities of these countries.
Projects address issues such as infrastructure development (roads, water pipelines, sanitation), the construction of buildings (hospital wards, schools and community centres), small business ventures and entrepreneurship. Malaria prevention and management are also important in this region.
In South America, community-based initiatives are focused on the educational, health and environmental sectors.
(See case study on page C26)
.
Social investment contributions in Australia are made in areas such as health care, education and training and the environmental spheres. A programme to foster cross-cultural awareness and respect is another initiative funded by the company.
In North America, AngloGold personnel are involved in community initiatives, and encouraging economic diversity and strengthening the post-mining sustainability of local mining-dependent activities.

AngloGold in the community
Review of 2003
C6
The 2003 year is reviewed according to the main elements of the business principles below.
Impact on people, cultures and communities
AngloGold is committed to having a positive impact on the people, cultures and communities in which it operates. Accordingly, AngloGold endeavours to be respectful of local and indigenous people, their values, traditions, culture and the environment. A good example of this philosophy is the Community Policy that has been developed by AngloGold Australia.
(See policy on the right)
.
This philosophy is also illustrated by the relationship between AngloGold and the communities surrounding the East and West Africa region's Sadiola and Yatela operations in Mali.
(See case study on page C21)
.
Involvement of communities
A key commitment made by the company articulated in its business principles is that it will strive to ensure that surrounding communities are timeously informed of, and where possible, involved in, developments which affect them. This is obviously most pertinent with new operations and during times of expansion and closure but, where possible, this interaction should be maintained throughout the lifecycle of operations.
An example of this is the Harry Oppenheimer Environmental Centre in Nova Lima, Brazil, South America, which not only provides a place of leisure for surrounding communities, but also informs employees and the communities about mining, and its broader impacts.
(See case study in Environmental
section of this report
).
Another example is the development of a stakeholder management plan at Sunrise Dam, Australia, which outlines the procedures for managing public relations and the strategies and communications and consultation with key stakeholders. A key stakeholders register and list of major stakeholders associated with Sunrise Dam has been established.
At the East and West African operations, it is standard practice for the General Manager to meet with interested parties on a monthly basis. At Morila, a quarterly social event - usually sport or cultural - is organised between the mine and the community in addition to the monthly management meeting with community leaders. At all the Malian operations, regular visits to the mines are held for members of the local community, at which a thorough briefing is given on the business.
The South African operations have set the objective of a monthly interface with local authorities to align both development and service delivery. Quarterly roadshows by the South African executive team to communicate the performance of the operations on economic indicators and broader community issues are held. Other initiatives include the donation of a number of recreational facilities and land for residential development to local councils and the ongoing involvement of AngloGold's Asset Protection Services in Community Policing Forums to ensure on-the-ground interaction with local community structures.
In South America, government authorities and opinion formers are invited to a regular lunch at Morro Velho, for an update on developments at the operation and the potential impact this will have on the community.
Social investment initiatives
AngloGold ensures that social investment initiatives are undertaken in the areas of need where the group can make a practical and meaningful contribution. In particular, AngloGold contributes to those areas of education and health care which are relevant to its business activities and those most likely to be sustainable once its operations have ceased in that community.
AngloGold Australia - Community policy
AngloGold Australia is committed to the principle that:
Long-term relationships and partnerships will be fostered with the communities in which we operate through mutual understanding, co-operation, consultation and respect. Our social investment initiatives deliver meaningful and lasting benefits to employees, the community and key stakeholders.
To achieve this we will: ·
Recognise and respect the value of cultural heritage and cultural diversity;
·
Develop and establish positive community relationships based on honesty, integrity and mutual trust;
·
Solicit guidance and input from surrounding communities in business development strategies;
·
Encourage local participation in employment opportunities, where appropriate;
·
Seek consensus between participating stakeholders in issues of land management;
·
Conduct stakeholder surveys of AngloGold performance on community support and interactions;
·
Support the development and implementation of sustainable social and economic initiatives within the communities in which we operate;
·
Provide management systems to identify, assess, monitor and control existing and potential impacts on communities;
·
Provide programmes to ensure that employees are aware of and sensitive to the requirements of this policy.
Barrie Parker
Operating General Manager
Date: October 2003
Review date: 1 October 2005

AngloGold in the community
Review of 2003
C7
A prime example of this is the role played, and the work done by, the AngloGold Fund in South and southern Africa. The work of the Fund is aimed at addressing those areas of need both in the mining communities surrounding its operations as well as those areas from which its employees are drawn.
The company aids the initiatives of people who, with hard work and dedication, seek to contribute towards the broader welfare of their society. During 2003, the Fund contributed R15.5m to 104 projects, across southern Africa. The Fund supports people and organisations striving to make a real difference in their communities. In this way, AngloGold reaches those who have been marginalised from mainstream society. The Fund's main areas of activity are broadly defined as education, community health, job creation, skills development and entrepreneurship, community upliftment and welfare initiatives.
But social responsibility does not only apply in those countries with existing and long-standing operations. AngloGold's exploration employees are encouraged to identify areas of need in the communities in which they are prospecting for gold, and to contribute in a host of ways. As a result of an initiative by two AngloGold expatriate employees at the Lotus Children's Centre in Ulan Baatar, in Mongolia, AngloGold Australia has undertaken to support the centre on an ongoing basis and to provide volunteer services. This centre currently supports 115 homeless children with food, education and accommodation, as well as providing a refuge centre and soup kitchen for the local community in Yarmeg.
(See case study on
page C31)
.
Participatory and leadership roles in community activities
AngloGold encourages its employees to make themselves available for participatory and leadership roles in community activities. The most structured volunteerism programme exists in the North American region where 30% of eligible employees (91 people) each volunteered on average 54 hours for community service during the year.
(See case study on page C30)
.
Other examples include the Kilimanjaro expedition undertaken at the East and West Africa region's Geita mine where groups of employees, including the Mine Manager, climbed the nearby mountain - the highest peak in Africa - to create AIDS awareness and to raise funds for treatment and services. During 2003, the group was accompanied by two HIV-positive individuals.
(See case study
on page C24)
.
A pilot Employee Involvement Scheme is currently being developed at the Corporate Office and at site level in South Africa. AngloGold employees are already represented on a wide range of community and governance structures, ranging from NGOs, community-based organisations (CBOs) to school governing bodies and religious institutions. An example is the contribution made by Dr Petra Kruger, Manager of AngloGold's HIV/AIDS programme and the Carletonville Community Centre.
(See case study in AIDS section of the report)
.
Over and above her involvement in the project as a result of AngloGold's support for it, Dr Kruger has taken on the role of Chairman of the Board of Trustees.
(See interview on page C17)
.
Working with communities on land and resettlement
AngloGold has undertaken to acquire and use land in such a way that it promotes the best possible consensus amongst interested people. Where involuntary resettlement is unavoidable, the group will abide by appropriate guidelines for resettlement where they exist and in any event will work with the local communities to develop workable plans for any resettlement that may be necessary.
A prime example of this was the relocation of three villages in Mali. The relocation of the Sadiola village in 1999 and the Farabakouta village in 2000 at Sadiola involved the movement of 1,500 and 550 people respectively. The cost

AngloGold in the community
Review of 2003
C8
of the relocation was about US$5.5 million
(See case study on page C19)
. The
Niambalouma village at the Yatela mine, with 109 inhabitants, was relocated at a cost of some US$400,000. In keeping with best practice, World Bank guidelines on involuntary resettlement were followed.
Contributing to sustainable economic development of host
communities
A fundamental philosophy of AngloGold's activities is that the group should contribute to the sustainable economic development of host communities through procurement activities, the contribution of redundant assets to the community, assistance in the establishment and growth of small to medium- sized sustainable enterprises, and the outsourcing of the provision of goods and services to local vendors where appropriate.
AngloGold Australia's partnership with Carey Mining has been used by the Federal Government's Department of Industry, Tourism and Resources as a case study under its Working in Partnership - the mining industry and indigenous communities programme.
(See case study on page C28)
.
Various forms of micro-economic development initiatives are delivering meaningful opportunities for economic activity in the East and West African region.
The Nyakabale Community Agro-forestry project at the Geita Gold Mine in Tanzania is an example, where 48 farmers from the community are engaged in supplying 65% of the fresh fruit and vegetable supplies to the mine while at the same time developing a cash crop that will sustain the community once mining has ceased.
(See case study in the Environment section of this report)
.
In South Africa, enterprise development is run under the auspices of the Small and Medium Business Development Initiative (SMEDI), in conjunction with the Masakhisane Investment Fund. Since inception in 1998, SMEDI-operated companies have accumulated a turnover of R560 million; a total of 3,094 job opportunities having been created.
(See case study on page C15)
.
Micro-economic development initiatives
in East and West Africa
·
At Morila mine in Mali, 50% of the proceeds made from the sale of scrap metal from the mine are paid into a community fund, managed by a local community committee. The first project implemented was a cereal bank, which entails the purchase and storage of bulk cereal. This cereal is sold back to the community and has been of particular benefit during times of drought.
·
At Geita mine in Tanzania, a micro- finance credit scheme in association with an NGO called Poverty Africa has granted 72 loans - averaging US$416 each - to individuals from the local community for small business creation, including the Nyakabale Agro-Forestry project.
(See case study in the
Environment section of this report).
·
At Sadiola mine in Mali a micro-credit scheme was implemented in 1999 for the development of small businesses. To date, 83 loans have been granted at an average of US$868 per loan. 30% of the loans have been fully repaid.
·
At Yatela mine in Mali, a micro-credit scheme implemented in 2000 has granted 20 loans to date, at an average value of US$1,029 per loan. 50% of the loans have been fully repaid.

AngloGold in the community
GRI
C9
Core indicators
SO1. Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. Include explanation of procedures for identifying and engaging in dialogue with community stakeholders.
See discussion on page C2 to C8.
Additional indicators
SO4. Awards received relevant to social, ethical, and environmental performance.
See discussion on page C2 to C8.
5. Reporting in line with the Global Reporting Initiative (GRI)
Social Performance Indicators: Community

AngloGold in the community Objectives for 2004
C10
6. Objectives for 2004
·
Further implementation and monitoring of social development initiatives in line with business principles.
·
Development of a common basis for reporting regularly in line with these principles.

AngloGold in the community
Case studies
C11
South Africa
7.1 Contributing to community development - the work of the AngloGold Fund
AngloGold employs some 39,562 people in South Africa which in itself has an enormous socio-economic impact on the communities and regions in which it operates and indeed on the country itself.
The company aids the initiatives of people who seek to contribute towards the broader welfare of their society, primarily under the auspices of the AngloGold Fund. Established following AngloGold's formation in 1998, it undertakes the company's social responsibility activities, and provides support for sustainable community initiated projects, that contribute to their longer-term well-being and development.
During 2003, the Fund contributed R15.5 million to 104 projects, both large and small, across southern Africa. Although the Fund supports projects that have a national impact, the focus is on those regions and communities in which the company operates or has a major impact. For example, some 60% of funding went to the Eastern Cape, an area from which the company traditionally draws much of its workforce.
The experience gained in administering grants on this scale has led to further activities by the AngloGold Fund. This involves more pro-active work identifying appropriate areas of intervention where the Fund takes the lead in bringing tailor-made development programmes to life. Such opportunities arise out of the extensive hands-on learning that the Fund has developed. Programme development and management introduces exciting new ways for the Fund to add value to the development process. Programmes are focused on delivery while the Fund manages multi-stakeholder partnerships to secure defined development objectives.
The Fund backs and supports people and organisations who make a real difference to their communities, and who are helping themselves to improve their circumstances. The main areas of activity are broadly defined as:
·
Education. This is the largest area of support, reflecting the greatest area of need in the country and the region. Funds are allocated to the infrastructural needs of rural schools, effective school interventions and towards programmes making a positive impact on education in general. A large proportion of these go towards the rural schools programmes.
·
Health/AIDS. Funding is provided to hospices, homes for AIDS orphans and TB sufferers and effective HIV/AIDS awareness programmes.
·
Welfare. Welfare funding focuses on children and the elderly.
·
Rural and community development. This involves projects focused on rural development, women and children, particularly grassroots projects that assist rural and peri-urban communities in achieving economic independence.
Provincial giving by number of
grants (2003) Total = 104
Eastern Cape
35%
Gauteng
30%
North West
21%
Western Cape
4%
Outside South Africa
3%
Free State
2%
KwaZulu Natal
2%
National
1%
Provincial giving by value of
grants (2003) Total = R15.5 million
Eastern Cape
59%
Gauteng
17%
North West
12%
Western Cape
3%
KwaZulu Natal
4%
Outside South Africa
2%
Free State
2%
National
0%
Sectoral giving by number
 of grants Total = 104
Education
43%
Welfare and development       26%
AIDS
10%
Skills and training
8%
Health
6%
Area committees
5%
Arts and culture
2%
Sectoral giving by value of grants
Total = R15.5 million
Education
65%
Welfare and development     10%;
Skills and training
10%
AIDS
7%
Health
5%
Area committees
1%
Arts and culture
1%

AngloGold in the community
Case studies
C12
Ginsberg Primary
A new double-storey classroom block was officially handed over to the Ginsberg Primary School, an independent Seventh Day Adventist school situated in Ginsberg, King William's Town, by the AngloGold Fund in April 2003. The township of Ginsberg is the birthplace and final resting place of Steve Biko.
Established in 1956, Ginsberg Primary School today has 150 learners in its pre-school and 310 learners in grades 1 to 7. The reputation of the school is such that, each year, many applicants have to be turned away.
Apart from music and needlework, the school offers art, technology and gardening as extra-mural activities. Pupils who take gardening are able to grow vegetables on the premises and these are sold to raise funds for the school. Cricket, soccer, netball and softball are the sports that are provided.
Ginsberg Primary School's new block, which was built with a grant of R1.2 million from the AngloGold Fund, comprises four regular classrooms and four "special" classrooms - a science laboratory, a computer room, a music room and a needlework room - designed to enhance and enrich the learners' education.
The Principal, Henry Kachoka, explains, "Our philosophy is that we want our learners to be given an holistic training that attends to their physical, mental and spiritual development and that will enable them to lead useful lives in society.
·
Since the school introduced needlework in 2000, educators have had to manage with just two sewing machines in crowded classrooms. The new needlework facility is equipped with 21 sewing machines and two overlockers.
·
Music was started in 2001 with one violin and one piano in the principal's office. Today, the music room has pianos, violins and cellos and it is the ambition of the staff to establish a school orchestra.
·
Until the building of the new block, learners had no access to computers while science was taught without the necessary apparatus.
"The new building is a beacon of hope to those of us involved in teaching here. Our learners are being given the privilege of an education that they wouldn't otherwise get in this part of the world," Mr Kachoka said.
And it is not only the learners of the school who will benefit from the additional facilities. For a modest fee, members of the community will be able to access these in the afternoons when staff members will be on hand to assist.
Students outside the double-storey classroom block handed over by the AngloGold Fund in April 2003 to the Ginsberg Primary School in King William's Town.

AngloGold in the community
Case studies
C13
Rural Schools Initiative
AngloGold has, for many years, been involved in the Rural Schools Initiative which has overseen the building of classrooms in some of the most remote and needy communities in southern Africa. Over the past five years some R10 million has been spent on this initiative alone, resulting in the construction of about 239 classrooms, at 71 schools, and touching the lives of more than 30,000 learners.
In 2003, the Fund initiated a partnership with the Department of Education in the Eastern Cape in the implementation of the programme. The purpose of the partnership is to ensure that the programme is in line with overall provincial priorities, and addresses those schools most in need in respect of over-crowding.
This partnership will see the construction of 27 classrooms in the Bizana region by May 2004. AngloGold has contributed R4 million to this project and the Eastern Cape Department of Education has committed another R4 million. In addition to the funding, the project has appointed a Social Facilitator, who plays an important role in addressing community concerns relating to the construction process and who ensures that the needs of the community are addressed.
In terms of the agreement reached with the Department, the following has been agreed as an integral part of the partnership:
·
The Fund will implement the programme in areas where the company draws most of its labour;
·
The programme each year will be funded on a 50/50 basis between the Fund and the department;
·
One department has undertaken to ensure that all classrooms built have sufficient teachers;
·
All classrooms built by the Fund will be furnished adequately; and
·
The programme will be jointly managed by the Fund and the department, and a special task team comprising of representatives from both parties has been established.
The benefits of this partnership for the Fund is the guarantee of the speedy delivery of quality classrooms in areas most in need. The partnership is not only based on financial contribution, but also on the sharing of expertise and experience. This has opened new opportunities for the Fund to demonstrate its value add and to both understand the priorities and challenges of the Department of Education. In 2003 the value of the programme amounted to R8 million, with R4 million coming from the Department of Education.

AngloGold in the community
Case studies
C14
Goldfields Hospice
Based in the town of Welkom, where AngloGold had operations for many years, the hospice was established in 1987 to provide a range of services, including community-based home-care to terminally ill patients. Increasingly, over the past few years, the focus has been on people with AIDS. AngloGold has provided a three-year grant (R150,000 per annum from 2002 to 2004) towards the operating costs of the hospice.
Khululeka Community Education Centre
Based in Queenstown in the Eastern Cape, the Khululeka Community Education Development Centre was established in 1989 and is one of the best early childhood development training organisations in the region. Khululeka has established very effective partnerships with local government structures in the provision of training and support for educare workers in the rural Eastern Cape.
It is managed by a team of highly experienced and committed individuals which has, over the years, developed both innovative and practical programmes to address a lack of skills at pre-school levels, and has trained more than 3,000 teachers since inception. The training involved is focused not only on teachers' training skills, but also on empowering them with basic management skills, improving their literacy skills and instructing them on how to make educational aids from waste material. In fact, materials developed by Khululeka for its community-based programmes are used by other NGOs in the province which do not have the human resource and infrastructural capacity to develop their own materials.
AngloGold has had a long association with this initiative and, in 2003, contributed R250,000 towards the training programme.
Winterberg Schools Trust
The Winterberg Schools Trust was established in 1991 to address the educational and social needs of the community of Winterberg, a farming district, close to the town of Tarkastad in the Eastern Cape. This area covers about 1,000 km
2
, with
32 farms and a population of about 1,000 people.
The Fund's involvement stretches back to 1998 and, more recently, a three-year grant of R100,000 was approved.
The original Trust Committee consisted of three farmers and six farm employees who were elected by the community. They were tasked with finding a solution to the provision of schooling for their children beyond primary school. Children were previously compelled to attend distant urban schools after completing Grade 7, at great cost to their parents.
Today, the programmes run by the Trust include a school for pupils from Grades 1 to 10, an adult education programme incorporating skills development, parenting skills and HIV/AIDS education, a teacher development and whole school development programme as well as an Early Child Development programme. This excellent project represents a sound model of what can be achieved in a rural area with determined champions.
The Siyazisiza Trust
The Siyazisiza Trust was established 14 years ago to contribute to poverty relief through training, sustainable job creation and capacity building in rural communities in Northern KwaZulu Natal. AngloGold has committed R400,000 per annum for three years (2003 to 2005) towards the Maputaland Rural Development Scheme run by the trust. The trust maintains excellent relationships in its areas of operation, and armed with a deep understanding of the communities in which it operates, is able to facilitate the development of sound small businesses. One of the key elements to success is the qualified and experienced local fieldworkers who live in the communities in which they work.
Training for the community includes financial literacy around record keeping, maintaining a bank account, business training, ordering of supplies and bulk buying and committee work. Income-generating activities include block-making, vegetable and organic fruit production, bee-keeping, candlemaking, metalwork, carpentry, poultry and crop production, sewing and knitting and taxi and carwash operations.
The Trust has established more than 500 community businesses and has touched the lives of more than 11,000 households. One of the most important features of the Trust is that it taps into the potential of women, who have been severely disadvantaged in these rural communities.
Children supported by the Winterberg Schools Trust,
established in 1991 to address the educational and
social needs of the community of Winterberg in
the Eastern Cape.

AngloGold in the community
Case studies
C15
South Africa
7.2 Small and Medium Enterprise
Development Initiative
Masakhisane - "Come Let's Build Each Other Together" - is the name of the fund which was established to assist entrepreneurship in the mainly Historically Disadvantaged South African (HDSA) sector.
Aware of the obstacles that HDSAs may encounter when approaching large banking institutions for finance, AngloGold set up its Small and Medium Enterprise Development Initiative (SMEDI) through the Masakhisane Fund to assist with the establishment of business opportunities. The Fund's objectives are to stimulate economic growth, mainly in the areas in which the company operates, and to empower disadvantaged people, not only to participate in their communities, but to also give back.
With a R10 million fund, SMEDI identifies people with ability and embarks on a process of education, skills training and funding with a view to their businesses becoming self-sustainable. This is achieved through once-off funding and although investment is not typical, exceptions are made if the business has the potential to grow. SMEDI gives on-going assistance throughout the establishment process until the project is ready to compete in a normal business environment.
Since the formation of AngloGold in 1998, SMEDI has been involved in the setting up of 146 small businesses with an accumulated turnover of more than half a billion rand, creating jobs for some 3,000 people.
SMEDI staff is based at Merafong in the West Wits and Vaal River areas, where a comprehensive database of companies and businesses, services and products is kept. Siphiwe Mahlangu, Senior Commercial Officer at SMEDI, assists potential entrepreneurs in drawing up business plans, and presents the proposals to the Masakhisane Board for funding assistance. Once approved, an implementation plan is drawn up and on-going assistance given for a period of about three to four years, by which time it is expected that loans will be paid off and projects will be self-sustaining enough for SMEDI to withdraw, although it may continue to provide business assistance.
In 2003 a SMEDI growth programme saw the emergence of a number of black empowerment flagship projects. Siphiwe has seen a number of enterprises germinate and grow. One example is Amazing Laundry Services, a laundry service in the West Wits area, which took over the needs of the paraplegic unit when it was relocated from the Ernest Oppenheimer Hospital in 2003. The HR Department approached Siphiwe to identify a possible entrepreneur to take over the service. He found an interested woman entrepreneur, after which Masakhisane provided a loan, while at the same time retaining a 20% equity stake in the company. The laundry service currently employees three women, but is likely to grow as the number of contracts increase. It has already acquired a contract from the municipality, as well as one with an AngloGold hostel, and it hopes that hospitals in the areas will engage its services.
Another successful project is a bakery enterprise, called Moltsane-Im, which started last year in the Merafong Municipality (encompassing Carletonville and Fochville). Another woman entrepreneur approached Siphiwe regarding the use of a redundant AngloGold building to start up the bakery venture. Siphiwe assisted in drawing up the required business plan after which permission was granted. The bakery started with about 12 employees but is also likely to expand after acquiring contracts with two other mining companies in the area, Harmony and Gold Fields. It is also hoping to do business with AngloGold once fixed-term contracts with other companies expire.
Although no finance was required, SMEDI assisted Duswan Services through its negotiations with AngloGold regarding business premises and contracts. The enterprise, which repairs and refurbishes damaged mine equipment, currently employees about 30 people at West Wits but is likely to grow with on-going business assistance from SMEDI.
One of the bigger projects has been Stone and Allied Industries, a joint venture signed in 2002 between the management of Stone and Allied (a former AngloGold subsidiary) and a group of black entrepreneurs. Some 90% is owned by this consortium and the remaining 10% by the Masakhisane Fund. Stone and Allied Industries, which crushes stone from many waste rock dumps, owns three stone-crushing plants and four ready-mixed concrete batch plants in the Free State, Gauteng and North West provinces. The company is now also providing mobile stone-crushing units to meet industry demands.
One of the carpenters carves a lamp at Ngezandla Zethu's factory in Kosi Bay.

AngloGold in the community
Case studies
C16
An exception was made when a furniture-making project was given SMEDI assistance in the rural KwaZulu Natal village of Kwa-Ngwanase. Although not a mining operational area, a decision was made to offer assistance in view of the fact that a large number of AngloGold's migrant labour force originates from the area. The project, called `Ngezandla Zethu' (Zulu for `With Our Hands'), provides jobs to a number of previously unemployed people. Using hard wood from the old, fallen tree trunks in the surrounding indigenous forest, the factory makes items ranging from dining room tables to wooden bedsteads. A by-product of the project is the production of twine from the coastal reed beds, sold to the factory to be incorporated into tabletops, lampshades and chair seats. `Ngezandla Zethu' has the backing of the Department of Nature Conservation, and the Council for Scientific and Industrial Research (CSIR) is assisting with technical training and strategic planning. More recently, SMEDI has come on board through loaned finance for woodworking equipment and truck transport, both of which are vital to the project's expansion.
All of the projects are linked to AngloGold's Black Economic Empowerment (BEE) Procurement Strategy, established in 2001 to serve as a guide to AngloGold's Commercial Services Department in obtaining goods and services from BEE companies. In this regard, AngloGold fulfils three key criteria of the Mining Charter's Procurement Scorecard - it gives HDSAs preferred supplier status; it has identified the current level of procurement from HDSAs in terms of capital goods, consumables and services; and it is committed to a progression of HDSA companies over a three- to five-year time frame in terms of the afore- mentioned requirements. Regarding the last, AngloGold has exceeded its 2003 target value of almost R330 million and expects to more than double this amount over the next eight years.
The establishment of SMEDI will, to a large extent, continue to facilitate with the outsourcing of products and services from the small and medium business sector. However, value addition within AngloGold will only become significant when larger businesses and projects are linked into the company.
So while SMEDI's Commercial Services Manager Johan Coetzer is justifiably proud of these projects, which reflect a range of enterprise size and products/ services, he says, "If we want to see a significant impact in what we do, we can't neglect smaller ones but we must look at substantially-sized business opportunities to grow the economy."
The challenge ahead is to encourage larger business opportunities in order to generate much-needed jobs, as well as to reach AngloGold's 30% BEE procurement target by the year 2012.
This will almost certainly be one of the issues talked about, when representatives from the Board of the Masakhisane Fund and SMEDI meet at a strategic session, to discuss the focus and direction of the company. The forum will include a review of past and present successes - and shortcomings - as well as strategies to inform future development, so that the company lives up to its mandate.
Mother and daughter from a nearby village working on
a doormat. There are approximately 376 women and
their families who manufacture handcrafts on
demand for Ngezandla Zethu.
Carpenters at work at the factory in Kosi Bay. Here
they are busy manufacturing a cupboard.
Bheki Mthethwa, project manager, inspects one
of the cupboards that are manufactured at
Ngezandla Zethu.
Characteristic of the furniture that Ngezandla Zethu
produces is the artistic manner in which wood and
woven twine is used to manufacture anything from
dining table sets, bedroom sets, to coffee tables
and bed lamps.

AngloGold in the community
Case studies
C17
South Africa
7.3 Carletonville Home and Community Based Care
"You've got to keep trying to make the world a better place to live in," responds Petra Kruger, when asked about her passionate involvement in the Carletonville Home and Community Based Care project. Not that she would ever take sole credit for the work being done in the community programme which reaches out to HIV/AIDS infected and affected members of Carletonville and its surrounds.
She is quick to point out that community-based care started humbly at grass roots level in 1998, when a dynamic and charismatic retired nurse realised the need for palliative care of terminally ill people in the nearby township of Khutsong. It has since grown to a fully-fledged organisation. As the numbers who required care grew, so did the need for a more structured form of community care and the Carletonville Home and Community Based Care (CHCBC) programme was born in 1999, acquiring its own Board of Governors in 2002.
The programme is now run with a team of community volunteers and Buti Kulwane, CHCBC's Programme Manager, at the helm. Buti started out on a voluntary basis in 1999, while still a social worker at AngloGold Health Service. But it soon became evident that CHCBC required a dedicated fulltime project manager if the programme was to make any real impact. By this stage AngloGold was involved with the project and Buti's secondment to the project was approved. He works closely with Angelene Smith, an accountant at AngloGold Health Service, and the project's Financial Manager; and with Petra Kruger, Manager of the HIV/AIDS programme at AngloGold, who was invited to join the Board of Governors when it was established.
As manager of HIV/AIDS at AngloGold, it's not as if she doesn't have enough on her plate, with 30% of the 40,000 strong workforce affected by the disease. But nothing seems to be too much for this bubbly and energetic single mother, who devotes up to 20% of her week on such projects, albeit in mostly administrative and managerial support of the programme. Not that she isn't hands on. She is driven by a passion to get involved with children, cognisant of the fact that they carry the burden of the HIV epidemic and are a crucial target if inroads are to be made in retaining long-term social integrity and in making any real impact in stopping the spread of the disease. Adults, she says, are often too set in their ways, and not so open to advice and education. Indeed, as a doctor in curative medicine and occupational health, regularly treating diseases "at the end of a long string of poor lifestyle habits" she sometimes laments the fact that she didn't go into education!
There are four components to the CHCBC programme, which cares for about 230 adults and 500 children in the community. The programme attracts mainly women volunteers, of all ages, from the unemployed community, although Petra is quick to point out that, as care workers, they do receive a R800 stipend a month. One component is palliative care for bed-ridden and terminally ill patients where care workers offer training and support to attendant relatives as well as monitor patients and ensure continuity of care.
The second component is support groups for those who are still mobile and who can attend the CHCBC Centre. Manned by a co-ordinator and team leader, the groups are an important forum to ensure that HIV/AIDS sufferers start putting their affairs in order and draw up wills, so that their children will have immediate ownership of the family home and access to welfare grants, to which they will be automatically entitled as orphans e.g. free water and lights, schooling and foster grants, all of which require legitimate paperwork. These groups, besides discussing the illness with sufferers, providing meals, and assisting with documentation, also assist them in advising families of their HIV status. Much still has to be done in the area of destigmatising the disease and although there is interaction with families, neighbours and the community in the groups' day-to-day dealings with sufferers, Petra is convinced that it needs a massive marketing and media campaign, a project idea that she is already investigating.
Linked to the support groups is the income generating activities component, which offers some income to those who have lost jobs through their illness, but because they are not at the terminally ill stage, are not eligible for welfare grants. They comprise mainly breadwinners who are offered courses like beadwork, sewing, pottery, food gardens (the local Agriculture Department recently donated land), and bread and candle making, with a view to selling produce and products on the local market, as well as giving the participants a sense of purpose. However, the ever-pragmatic Petra admits that sustainability, the ideal outcome of such activities, is not overly successful and accepts that there will always be a greater element of charity.
Petra Kruger, manager of the
HIV/AIDS programme
at AngloGold's South African
operations.

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The last component, a critical one, and which forms the majority of the care workers' responsibility, along with that of palliative care, is the orphan care project. It was first developed by Heartbeat, a community development organisation, which linked into Carletonville's Home-Based Care programme to test its orphan-care model. The three- year pilot programme started in 2000, with the view that it would become self- sustaining after that period, and that Heartbeat would gradually withdraw. The model recommends that children who are not fostered remain in their home environment after the death of one or both parents, in favour of being institutionalised. Voluntary Care Workers supervise these child-headed households - an average of 188 children per month - ranging in age from four to 22 and with up to six family members. This number increases to 500 children if one includes granny-headed households, since the State considers it is the obligation of family members to look after orphaned children in their midst and, therefore, do not allow them access to foster grants, leading to extreme poverty in those households where everyone is surviving on just a State pension. It has, however, been recognised that this legislation needs to be reviewed in the face of the HIV epidemic. Daily visits are made to each household to check, for example, that the the children have food and clothing, to ensure that they attend school and that homework is done, and that they are given surrogate love and attention, the last of which Petra admits is the most difficult to replicate on an ongoing basis.
Fundamental to the Orphan Care model is the recreation of community cohesion. The Sakhi-Sizwe Community Child Care Forum represented by schools, women's groups, youth groups, social welfare, churches, police, and CHCBC all meet once a month to rally around the care of children, first detecting children in distress and then mobilising resources to look after them - for example, ensuring child protection where abuse is suspected, providing free schooling, or giving care.
All of which is a feather in the cap of the programme's leaders, who are passionate about the success of the programme, not only in Carletonville but also further afield.

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East and West Africa
7.4 Resettling a village - the stories of Sadiola
and Farabakouta
Resettlement of local communities is frequently a controversial issue. Extensive planning and consultation and independent monitoring went a long way towards minimising concerns and issues during the relocation of the Sadiola and Farabakouta villages at Sadiola mine in Mali.
The Sadiola mine is situated about 80km south of the regional capital of Kayes, and is a joint venture between AngloGold (38%), IAMGOLD (38%), the Malian Government (18%) and the International Finance Corporation (6%).
While the possibility of village relocation was discussed during the original Environmental Impact Assessment (EIA), between the mine, the Malian government and the affected villages, a decision to proceed with the planning for the relocation of the two villages was taken in September 1996.
Basis for relocation
The village relocation process was conducted in accordance with the World Bank guidelines on Involuntary Resettlement (Operational Directive 4.30) and the relevant Malian laws. A central tenet of OD4.30 is that a resettlement is conceived and implemented as a development programme. The objective for the relocation was to improve, or at least restore, the population's former livelihoods and production levels. In short, the aim was to ensure that nobody was worse off than they were before the move.
The process
The Institute of Natural Resources (University of Natal, Pietermaritzburg, South Africa), and the Malian NGO, Association d'Etude et de Mise en Valeur des Resources Naturelles et des Institutions (ASERNI), were contracted to prepare Resettlement Action Plans (RAPs) incorporating comprehensive community participation programmes for the village relocations.
·
A steering committee was formed and led by the Governor of the Kayes region to oversee the identification and selection of new village sites.
·
A land use study identified the distribution of agricultural lands and other important natural resources.
·
An executive committee (comprising the mine, the Malian government and the village leadership) then approved a detailed RAP.
·
A working group consisting of the implementing body (the mine and the various consultants) was established to co-ordinate activities and met on a weekly basis.
Extensive community consultation
Extensive community involvement and the use of participatory methods involving all interested and affected parties were employed. The appointment of ASERNI as the implementing agent, together with the mine's Malian staff, brought a great deal of understanding of the local village dynamics to the management team. The appointment of a community liaison officer early in the project resulted in a continuous and formal programme of community consultation and participation starting in 1994 and continuing through 1999, to the present day. In addition, the appointment of a full-time facilitator in each village provided important insight into village politics and the concerns of individual families, as well as providing a convenient communication channel for the village and the mine.
Women at the Farabakouta water borehole, fitted with
handpump, with the old village in the background.
The mosque in new Farabakouta village.
One of the replaced `special buildings' in
new Farabakouta.
During the physical relocation, transfer of household
contents was simplified by the use of containers
which could be left at a household to be packed and
then moved to the new village when ready.

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Designing the village
The Malian government required that the design of the new villages be based on modern township planning principles. The new villages were therefore constructed on a symmetrical grid- type pattern, with plots being allocated to individual families. Natural expansion in the old village had led to cramped and over- crowded conditions, so the inhabitants welcomed the extra space provided through the larger plot sizes in the new villages. With the allocation of plots it was important to maintain the same sense of social order in the new village so that, for example, somebody living next to the chief in the original village should continue to live next to the chief in the new village.
In traditional villages huts were made of mud brick and thatch roofs, but the mine agreed to provide more permanent structures.
Four laterite-cement brick-making machines were imported from
South Africa and a team of 140 local villagers were employed over a nine-month period to manufacture 1.4 million laterite-
cement bricks. This provided a significant boost to the local economy. A series of standardised designs were available
for selection by the affected households. Showhouses were built in each village so that the people could understand what would be provided and have an opportunity to comment on them. Where families owned unique structures, the architect sought to build the special features of these structures into the replacement buildings.
Construction
The first phase of construction was the clearance of the new village sites by the bulldozers. This also involved the identification of large trees that would need to be felled either because they might present a physical hazard, or because they could be perceived to provide refuge for "evil tree-dwelling spirits". Site clearance was preceded by a religious ceremony and animal sacrifice to appease the spirits. Over-enthusiastic men-folk condemned almost every tree on the village site which, with hindsight, should have been more vigorously challenged, as it will take many years to grow shade trees in the new villages. This has been the subject of consistent post-relocation complaints by the women of the village.
Construction of Farabakouta started on 27 February 1998, and construction of Sadiola started on 27 May 1998. The local villagers monitored progress with the construction and immediately raised concerns about the quality of workmanship (where these existed) and other issues.
Construction of the villages included the installation of access roads, stormwater drains and other public amenities such as a mosque, central meeting place and a football field. In Sadiola, construction included the replacement of government facilities such as the district administrative complex, the agricultural facilities, the forestry office, the clinic and the primary school. The mine also provided a district secondary school as part of its contribution to community development.
During this phase, the compensation for secondary structures and croplands was paid to enable villagers to proceed with the replacement of cattle kraals, chicken coops, granaries, etc.
Relocation
Once initiated, the moves to the new villages proceeded rapidly. A village relocation ceremony preceded the move. Each family was provided with a container in which to place their household belongings and these were then loaded onto a truck and transported to their new homes where the goods were again offloaded.
Monitoring
A thorough and independent monitoring process was developed and implemented to assess the overall progress of the village relocation process, and a number of issues have been identified over the past few years.
For a copy of the full paper "Four years after the move: Village relocation at Sadiola and Yatela gold mines, Mali, West Africa" by Andrew Mackenzie, Justine Pooley, Sam Samakke, S Sangare and I Sidibe, see AngloGold's Report to Society at www.anglogold.com.
Sadiola, 8th July 1999 - Official handover of the keys of the new village by the then General Manager of SEMOS (Mr Dave Burgess) to the Chief of Sadiola
(M. Sankoumba Dembele). The goat was presented as a thank you gift from the village to the Regional Governor for his role in the relocation process.

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East and West Africa
7.5 Community development initiatives at Sadiola and
Yatela gold mines
Establishing and operating a mine in a remote location like the Sadiola district in Mali presents a number of unique challenges - a foreign language, an unfamiliar culture, extreme climate, lack of basic infrastructure, poor roads, basic medical facilities, a shortage of technical expertise, an influx of work seekers, among them. Given the significant and rapid social changes brought about by the development of a mine, maintaining good relations with the neighbouring communities was fundamental to this process, and integral to the way AngloGold conducts its business.
AngloGold's initial relationship in Mali dates back to the development of the Sadiola mine, an open pit gold mine located in the Kayes region of Western Mali. Construction of the mine started in early 1995 and production commenced in 1996. Mining is scheduled to cease in 2008, although exploration in the area may extend the life of the mine.
The nearby Yatela Gold Mine is a smaller operation located 30 km north of Sadiola. Construction commenced in 2000 and the plant was commissioned in 2001. Although it shares some of the SEMOS infrastructure, it is run as a separate company by its shareholders: AngloGold (40%), Iamgold (40%), and the Government of Mali (20%). Closure is scheduled for 2005.
Starting on solid foundations
The Environmental Impact Assessments (EIAs) for both Sadiola (1994) and Yatela (2000) found that the most significant impacts of the mine would be of a socio- economic nature on surrounding villages.
The development of Sadiola was revolutionary at the time. A comprehensive, internationally acceptable EIA carried out as part of the project feasibility study, was required as a condition of the IFC loan financing. This was over and above Malian legislation and mining permit requirements at that time. The EIA included extensive social assessment work and involved extensive consultation and use of rural participatory planning methods, and so established a style for future community interactions.
To help mitigate some of the negative effects of the mine, SEMOS committed to contributing towards a trust fund for local community development efforts. These provisions began with the start of production in January 1997. In 1997 various projects, such as the provision of hand pumps on water boreholes, community gardens and food relief for a village ravaged by fire were undertaken on a case-by-case basis. This early phase of community development was not guided by any overarching strategy, but largely through a desire to improve the livelihoods of villages around the mine. Initiatives were evaluated on an ad-hoc basis and administered solely by the mine.
Community development during the village relocation phase
The next phase in the company's approach to community development was brought about as a result of the village relocation. Expansion of the mine pit at Sadiola necessitated the relocation of two local villages, namely Sadiola and Farabakouta. During this phase, community development initiatives hinged around the objective that `nobody should be worse off than they were before the move'.
One of the concerns was that relocation would interfere with cropping activities and possibly affect food security. The provision of fertilizers was included as a way of ensuring the productivity of new cropping lands, but the use of fertilizers

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is not common in the district. The provision of cattle-drawn ploughs and other agricultural equipment was accepted by the relocated villages as more appropriate and sustainable. The district agricultural officer was contracted to supply agricultural extension services and advice regarding the use of implements, seed and sowing techniques.
Also included, as a contingency, was the possible provision of supplementary foodstuffs (maize and millet). Interventions that allow villagers to rely upon the mine for important goods or service that would no longer be available once the mine closes were avoided and assistance rendered to villagers was screened for possible creation of dependencies.
The simplest yet most effective way of providing community development assistance to villagers is to focus on those known elements of their livelihoods that cause most hardship or present the best opportunities for escaping the poverty cycle, such as water supply, health care, education and agricultural production.
For example, groundwater supply is absolutely crucial to village existence during the dry months, and the lack of adequate water supply is a major limiting factor in both crop cultivation and general village development. The installation or repair of boreholes and hand pumps, or, where specifically requested, large diameter village wells was a useful intervention. Responsibility for the maintenance of the pumps now rests with either the village leaders or the local administration.
The purchase of diesel-driven mills for use by the women benefits the entire community, as it liberates women from the time-consuming and arduous daily task of manual stamping of grain crops. Experience showed that the mill had to be at least partly subsidised by the women's group or village, so that the group took responsibility for its upkeep and repair. Without this `buy-in' there is a lack of ownership that can lead to neglect. Donations are avoided where possible in favour of joint funding arrangements, even if local communities only put up a fraction of the costs.
Establishment of the community development Trust Fund
In mid-1997, a dispute arose between the chiefs of Sadiola and Farabakouta and the other four villages. The former felt that because they were the most affected by the creation of the mine and the pending relocation, the Trust Fund should be utilised for their exclusive benefit. However, the other villages felt that Sadiola and Farabakouta were receiving great benefit in the form of highly improved accommodation and village facilities, and once moved, all neighbouring villages would be equally affected by the mine. To resolve the dispute, a moratorium was placed on all projects and the Malian government intervened to mediate in the stand-off. They requested, and were granted, participation in the administration of the Fund through dual signing powers.
Following much consultation a more formalised Fund was established in November 2000 and initially targeted six villages in the vicinity of the mine, two of which had been resettled. Subsequently two other villages were included (a total of eight) because the development of two pits were within the areas utilised by these villages.
The most successful component of the work done to date has been the establishment of a revolving micro-credit scheme, which involves the provision of small loans to either individuals, or groups, for the development of new or existing entrepreneurial activities. The disbursement of the first loans (microcredit) for small projects took place during May 1999. By December 2000, over 34 entrepreneurial initiatives had been funded in this way - at a total value of US$22,500. The type of projects funded have been village shops, travelling salesmen, dressmaking and tailoring, grain milling, small scale irrigated vegetable gardens, small scale poultry production, metalworking, etc.

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Macro-projects involve large community groups, entire villages or groups of villages. These include projects to improve the water supplies in the target villages, such as the development of a borehole and well at Borokone. At Sadiola, a large dam amounting to a cost of US$100,000 was constructed in line with community requests for year-round water supply. The implementation of an artisanal gold mining (orpaillage) project at Farabakouta to substitute for resources lost in the construction of the main Sadiola pit has been less successful.
The third major thrust of the foundation's activities is social development, with a particular emphasis on basic literacy and numeracy and the development of basic planning and business management skills. Building capacity in the target communities is possibly the greatest challenge facing the foundation and is essential to the goal of sustainable development in the district. To date this has been carried out largely through one-on-one interaction between the facilitators and entrepreneurs in the development of micro-business plans. This is an area where the foundation has continued to seek partnerships with existing organisations that have expertise in areas such as mother-tongue adult literacy; basic numeracy; vocational skills training (for example metal work, woodwork and sewing); other training to build capacity in the communities (for example small business management, agricultural skills) and primary health care.
In the village relocation process, substantial improvements had been made through the provision of an upgraded district clinic (with ambulance), a bigger primary school and a new secondary school.
With the development of the Yatela project, the activities of the foundation were extended to the six villages within that mine's sphere of influence. An additional rural facilitator was appointed, but management continued to be co-ordinated through Sadiola.
Development projects need to be selected in a participative manner, in consultation with parties which are cognisant of local socio-economic realities. Extensive community involvement, and the use of participatory methods involving all interested and affected parties, greatly contributed to the successful relocation of the villages and subsequent community development initiatives.
The appointment of ASERNI as the implementing agent, brought a great deal of understanding of the local dynamics to the management team. The appointment of a Malian community liaison officer early in the project phase resulted in a continuous and formal programme of community consultation and participation starting in 1994 and continuing through to the present day. ASERNI's recommendation to base a full-time facilitator in each of the villages provided important insights into village politics and the concerns of individual families, as well as providing a convenient "go-between" for the village and the mine.
Environmental audits (2000 & 2001) of the mine's community development activities have acknowledged the successes of the micro-credit scheme and village resettlement initiatives but have warned about complacency in responding to change.
See AngloGold's Report to Society at www.anglogold.com for a full copy of the paper, "Sustainability challenges: Community development initiatives at Sadiola and Yatela gold mines, Mali, West Africa", by AG Mackenzie and J Pooley.

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East and West Africa
7.6 The Geita Gold Mine Kilimanjaro Challenge 2003
"This challenge is about our personal commitment as a company and as individuals for our peers who suffer from this terrible disease," says Peter Turner, Chief Executive Officer of Geita mine in Tanzania, of the mine's annual sponsored climb up Kilimanjaro to raise funds for HIV/AIDS. The pandemic, which is ravaging the African continent, has already exacted a high toll in the East African country of Tanzania.
Geita Gold Mine was already aware of the high incidence of HIV/AIDS when the mine first opened in 2001, and it has since established a VCT clinic with AMREF International, as well as information campaigns, in the community within which it operates.
The challenge to climb to the top of Mount Kilimanjaro has become an annual event, and with the mine's other efforts, is a response to Tanzanian President Benjamin Mkapa's declaration in 1999 that the pandemic in his country was a "national disaster".
"We have a social responsibility to our employees and to the community around us. We have to get involved. We certainly have to fight the battle with the President both at a national and local level," Turner continues.
In 2002, a group of Geita mine employees took on a six-day expedition to the top of Africa's highest free-standing mountain and raised 40 million shillings (R320,000). Last year's target was a whopping 100 million shillings (R700,000). Collectively, the two Kilimanjaro climbs have raised in excess of R1 million in support of HIV/AIDS projects in Tanzania. Some 49 climbers from Geita mine and its contractors participated, including two HIV positive climbers, who were invited to join the group and to share their experiences in an effort to promote destigmatision of the disease.
"I didn't expect to climb the mountain with the intention of educating society on HIV/AIDS so really I'm killing two birds with one stone," said Julius Kaaya, who has lived with the disease for 10 years.
Antonia Kilego was following in the footsteps of her father who had made a failed attempt in 1958. "I expect and hope that I reach the top so that he and many others should know that being infected with the HIV virus doesn't mean that you can't do anything."
In 2003, a team of Geita Gold Mine employees pledged their commitment to the HIV/AIDS pandemic by climbing Mount Kilimanjaro and raising 100 million shillings (R700,000).

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So on 31 May 2003, the intrepid group took off from Moshi, a town situated at the foot of Mount Kilimanjaro. The first day covered an 18 kilometre stretch through lush rain forest, from the Machame Gate at 1,800 metres up to Machame Camp at 2,980 metres. Battling their way through rain and mist, after a 12-hour slog the group made it to the camp where, unfortunately Antonia became the first casualty of the hike. She was advised to turn back, not because of her HIV condition, but because of her fitness levels. Back at base camp, though, she was undeterred, saying, "I have not given up. I will definitely climb again. My message to all HIV positive people is `don't give up on life'." This left her companion Julius to take up the fight against the stigma of the disease and the resultant segregation that many sufferers face. Already he was reminiscing about how he was treated before contracting the disease, saying that he was participating in the hike " just like a normal person. I've shared sleeping quarters, food and everything without being segregated by anyone so it is quite a change."
The second day was a 15-kilometre hike, rising 1,000 metres and taking seven hours to reach Zero 2 at 3,900 metres. Finally the sun peeked through and dampened spirits lifted.
At the halfway mark on day three, the group hiked seven kilometres to the top of Lava Tower at 4,600 metres, before descending again to Barrano Camp at 4,000 metres. They faced huge temperature fluctuations at these heights, from below 0 degrees Centigrade at night to over 35 degrees during the day. This was to be the make or break mark, with expedition leader Jon Hill guaranteeing that if they could get through altitude sickness symptoms, like headaches and nausea, they would make it to the top. As the altitude rose above 4,000 metres the moorland environment gave way to a lunar landscape with almost no vegetation, and at the same time the weather gave way to hail and snow - the latter a first for some!
By day four Peter Turner was happy with the way the group was handling the tough conditions. "I think we've seen team work and spirit come through. For those who have battled, the team has rallied together well and we've really come through strongly." As the porters dismantled the tents, first beating off the clinging frost, the hikers were to embark on a tricky 300 metre vertical climb up Barranco Wall before descending to Karango Valley Camp Site - a seven-kilometre distance that would take some five hours. From a distance, they looked like ants clinging to the face of the mountain. Some declared that it "made you feel like Tom Cruise in the opening scenes of Mission Impossible II"!
Day five was split into two legs. The first was a six hour climb to Barafu Camp at 4,500 metres, the last camp before the summit and which boasts the highest loo in Africa! From Barafu, it was a light late night snack before facing the last gruelling distance which would see the group climb another 1,300 metres through the night, in freezing temperatures, to reach the edge of the crater at Stella point in time to witness a spectacular sunrise. An hour later, emotions ran high as 47 of the original 49-strong team finally summitted Uhuru peak at 5,895 metres (19,330 ft).
Besides achieving their personal goals, the group also attained the team objective of supporting the on-going fight against HIV/AIDS. At the same time there was a sense of the parallels between climbing a mountain and battling the disease. Said Peter Turner on the day before summitting, "You take one step at a time. There are times when you are really down and out. The journey can be a long one and at the same time an enjoyable one. It's about relying on your peers to support you and rallying together in the fatigue that you might feel."
And the man who achieved triumph over adversity was quick to agree. Said Julius Kaaya, on reaching the top of Mount Kilimanjaro, "Being HIV positive doesn't mean you curl up and die. Like climbing a mountain, with help and support, your journey through life can be made easier. No one knows when their time is up - I have left those worries and fears behind. Each day is a precious gift. Let us live together."
The Geita mine team at the summit of Mount Kilimanjaro.

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South America
7.7 Reaching out from Morro Velho
The Morro Velho mine, in Brazil's Minas Gerais state, is a 100-year old mine that is an integral part of the community that surrounds it. The examples below are just some of the initiatives and partnerships undertaken by the company.
Extending quality health care
In extending health services, community partnerships are essential. AngloGold has donated hospital equipment, including an intensive care unit, which serves a population of approximately 91,000 people. Adjoining the local hospital the company has built the ultra-modern Reference Centre for Pneumology which provides quality medical care to former employees suffering from silicosis
(See
case study in health section of this report)
. In addition the Centre is open to
partnerships with universities and research centres, with the purpose of developing studies relating to lung diseases.
Support for education
The company has maintained its support for the Management Development Technical School in Nova Lima, funding 20 scholarships for indigent members of the community. The school focuses on intermediate education, and developing entrepreneurial skills among teenagers. Courses offered include languages (English and Spanish), computer science, business administration and finance. Morro Velho offers 20 scholarships for needy students. In addition, two-month probationary training sessions are provided to students at the end of each course and, as a result, 28 students have been recruited to the company since July 2001.
Additionally, Morro Velho's employees have benefited from a scholarship programme which has reached 110 people who pursue a number of skills- enhancing courses, from English language courses through to undergraduate courses, to MBA courses.
Rising to the environmental challenge
AngloGold works with the local environmental authorities and the Public Ministry in monitoring old tailings dumps.
As a further service to employees and the community, the company's Harry Oppenheimer Environmental Education Centre offers courses to employees on the environmental technology adopted at the operations. More than 9,000 members of the community visited the centre during the past year, while 3,000 students took part in programmes designed to foster greater environmental awareness. Another environmental education centre is currently being established in the region of Santa Barbara at a cost of US$68,000.
(See case study in the environmental section of this report)
.
Highly beneficial waste sorting programmes have been implemented at the operations. Part of the material gathered is sold or sent to companies with the necessary accreditation to dispose or recycle the materials. Paper and plastic, on the other hand, is passed on to recycling groups helping to generate income and create jobs in desperately poor communities. During 2002 alone, some 19,110 kilograms of material were recycled.
Morro Velho supports the Management Development
Technical School in Nova Lima, and funds 20
scholarships for indigent members of the community.
Morro Velho has built the ultra-modern Reference
Centre for Pneumology, which provides quality
medical care to former employees suffering
from silicosis.

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Industrial theatre shows are used in the communities to communicate specific messages about potentially hazardous environmental conditions.
Morro Velho participates in a forum which is looking at revitalising the Das Velhas River, which receives a large volume of industrial residue. Morro Velho has allocated approximately US$54,000 to the project.
Earning community respect
Morro Velho has played a driving role in the government and private sector initiative undertaken, under the auspices of the Nova Lima Municipal Development Agency. The aim is to attract and ensure the viability of the community once mining activities in the area have ceased. Over the past five years this initiative has attracted more than 50 new business enterprises to the region, that have the potential to generate 4,500 new jobs.

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Australia
7.6 Partnerships that work - AngloGold Australia and Carey Mining
AngloGold Australia is, as a core objective of the company's community policy, committed to fostering long-term relationships with communities in the areas in which it operates, particularly local indigenous communities. To achieve this, a whole range of partnerships and programmes have been put in place, including training and development, employment and business support initiatives - all of which can provide much-needed employment opportunities for indigenous peoples living in remote areas.
One such partnership is AngloGold's relationship with Carey Mining, which began in 1995 when the development of the Sunrise Dam operation had just begun. The mine was negotiating with native title claimants in the area when Daniel Tucker, the Managing Director of Carey Mining, proposed a more visionary approach. Daniel wanted to establish a sustainable business for indigenous people.
Daniel's vision was to create a financially robust and successful enterprise focused on delivering and achieving business excellence, which would provide employment and training opportunities for indigenous people. This was mirrored by AngloGold Australia's desire to provide an opportunity for local indigenous people to establish a sustainable, long-term business capable of thriving beyond the life of the mine. An agreement was reached in which Sunrise Dam Gold Mine Operations undertook to ensure that Carey Mining would have the option to participate in the mining contract when it was awarded.
AngloGold Australia subsequently facilitated joint venture negotiations between Carey Mining and the successful mining contractor. This was a significant achievement for both parties, establishing paradigms previously unheard of - an indigenous company providing contracting services to the mining industry. Carey Mining remains a joint venture partner in the mining contract and in 2002 won and completed a second contract involving work on the tailings dam at Sunrise Dam.
The chosen path was not an easy one, requiring persistence and perseverance, but it has been worth it. Carey Mining today has built up a reputation as a reliable service provider, providing services to a wide range of mining companies. But what sets the company apart is its ongoing commitment to its indigenous roots and its willingness to use its own competencies to advise and assist other indigenous business start-ups.
In 2003 AngloGold Australia and Carey Mining took their successful commercial partnership beyond mining and into the arts. The companies' innovative sponsorship of a trainee indigenous education officer at the Art Gallery of Western Australia subsequently won an award. Pictured accepting the Best New Sponsor award at Western Australia's State Arts Sponsorship Scheme Awards from the Hon Sheila McHale MLA, WA Minister for Culture and the Arts, are Daniel Tucker, Managing Director of Carey Mining (left) and Barrie Parker, Operating General Manager of AngloGold Australia.

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Australia
7.7 Developing the local Balgo community at Tanami
As part of the company's commitment to fostering long-term relationships and sustainable projects in the communities in which it operates, AngloGold Australia has forged a special relationship with the small Balgo community in Tanami in Western Australia. The Tanami mine is located 650km from Darwin within the Central Desert Aboriginal Land Trust. The mine was in operation from late 1995 until mid-2001, with AngloGold now undertaking progressive rehabilitation of the area.
With the assistance of AngloGold, the community has set up a small business to manufacture concrete drill-hole plugs for sale to mining operations. Drill-hole plugs are used by mining operations undertaking rehabilitation to close off old mining areas. Since the project was set up in 2000, the demand for these plugs has steadily increased in the region, with this operation producing 7,000 plugs in 2002.
The operation now provides part-time employment for a number of community members, within the grounds of the Adult Basic Education Centre, also provided for the community by the mine. Other ongoing contributions to the community include sponsorship of health, sporting, social and sustainable development initiatives.
This is just one such partnership which illustrates the way that AngloGold Australia conducts its business. In fact, the AngloGold Northern Territory exploration group was recognised by the Northern Territory government for work done in fostering long-term relationships and partnerships with indigenous communities.
With AngloGold's assistance, the local Balgo
community at Tanami has set up a small business
to manufacture concrete drill-hole plugs for sale
to mining operations.

AngloGold in the community
Case studies
C30
North America
7.8 Serving the community - the Cripple Creek and Victor (CC&V) Volunteer Programme
In 2003, 91 CC&V volunteers (about 30% of the eligible CC&V workforce) contributed 4,884 hours to the community in which they live and work - equivalent to about 54 hours per volunteer per year.
The CC&V Volunteer programme was established in 1998 with a twofold purpose:
·
To encourage employees to make a contribution to the communities in which they live by volunteering their personal time.
·
To promote the image and reputation of the company through increased visibility and goodwill towards the company in the community in which it operates.
All regular full time or part time employees (excluding department managers) are eligible to participate in the paid time off aspect of the programme. Employees are encouraged to volunteer for community groups and governmental organisations. Examples of community groups include: Boy and Girl Scouts, Little League baseball, volunteer fire departments, community festivals, museums, and service groups. In return, from the company, community volunteers earn one hour of paid time off for every three hours spent volunteering. Governmental volunteers serving, for example, on the City Council or Planning Commission earn one hour of paid time off for every two hours spent volunteering.
Says Jane Mannon (Manager Community Affairs), "The success of the volunteer programme is shown in the positive results in the community. The volunteer time is greatly appreciated by the many civic organisations that benefit from the time spent by employees, and employees have the opportunity to talk about the operation and be proud of the responsible work that is accomplished here."
Employees may earn up to 40 hours of paid time off in any year. Those who volunteer over the 120 hours (or 80 hours for governmental work) are entered in a draw at the end of the year and the lucky volunteer wins cash to be used for a vacation or other personal need.
Cripple Creek and Victor in North America.

AngloGold in the community
Case studies
C31
Exploration
7.8 Making a difference - the Lotus Children's Centre
in Mongolia
Sustainable development is not something that begins when a company starts an operation in that region. It is an issue that is considered even at the exploration phase and AngloGold geologists are extremely mindful of the obligations and responsibilities placed upon them in operating in often very remote areas.
Started in 1995 with eight children and one building, the Lotus Children's Centre in Mongolia owes its development to a range of volunteers and donor organisations. This centre currently supports 115 homeless children with food, education and accommodation. The youngest child is just one month old and the oldest - a young adult - is 20.
Some of the children are orphans, but others have parents who are not able to care for them owing to illness or poverty. Many of the children have lived on the street at some time, even in this extreme climate.
Says Barrie Parker, head of AngloGold's Australian operations, "A group from the Perth office visited the centre during a recent trip to Mongolia. It was an extremely emotional experience for me - holding a one-month old baby who had been abandoned in the snow - and who now had a chance of survival".
The centre also runs a soup kitchen, providing meals for 30 to 40 disadvantaged people in the Yarmeg community, as a response to the extreme poverty in the area.
As a result of an initiative by two AngloGold
expatriate employees at the Lotus Children's
Centre in Ulan Baatar, in Mongolia, AngloGold
Australia has undertaken to support the centre
on an ongoing basis and to provide
volunteer services.

SH1
Occupational safety and health
Contents
Occupational safety
........................................................
SH1
Business principle:
AngloGold as an employer - safety and health
..................
SH2
1. Key indicators
...............................................................
SH3
2. Milestones - 2003
........................................................
SH3
3. Safety and health policy and agreements
........................
SH4
4. Review of 2003
...................................................................
SH5
5. Reporting in line with GRI
...........................................
SH9
6. Objectives for 2004
........................................................
SH11
7. Case studies
South Africa
7.1 Facing the challenge of seismicity at TauTona
........................
SH12
7.2 Fall of ground management initiative in South Africa
........
SH13
7.3 Education Trust Fund assists children
..................................
SH14
East and West Africa
7.4 Mining Geita Hill - drawing on international
best practice
.............................................................
SH15
7.5 Behaviour-based approach to safety at Morila in Mali
............
SH16
Australia
7.6 Preparing for the worst - the Emergency Management Plan at
Sunrise Dam, Australia
..................................................
SH17
7.7 Going underground at Sunrise Dam -
identifying risks
..........................................................
SH18
South America
7.8 New mining technique improves safety
and productivity at Serra Grande
...................................
SH20
7.9 Taking safety to the family at Morro Velho
.......................
SH21
North America
7.10 STOP programme implemented in North America
.............
SH22
Occupational health
...........................................................
SH23

SH2
Occupational safety and health
Business principle
AngloGold as an employer - safety and health
·
The company is committed to complying with all relevant occupational health and safety laws, regulations and standards. In the absence of such standards, leading practice will be adopted.
·
We are committed to providing a working environment that is conducive to safety and health.
·
The management of occupational safety and health is a prime responsibility of line management, from the executive level to the first line supervisory level.
·
We strive for employee involvement and consultation with employees or their representatives to gain commitment in the implementation of these principles.
·
The company is committed to providing all necessary resources to enable compliance with these principles.
·
The company will not tolerate or condone deliberate breaches in standards and procedures.
·
We will implement safety and health management systems based on internationally recognised standards and we will assess the effectiveness of these systems through periodic audits.
·
We will conduct the necessary risk assessments to anticipate, minimise and control occupational hazards.
·
We will promote initiatives to continuously reduce the safety and health risks associated with our business activities.
·
We will set safety and health objectives based on comprehensive strategic plans and will measure performance against these plans.
·
We will monitor the effects of the company's operational activities on the safety and health of our employees and others, and we will conduct regular performance reviews.
·
We will provide all necessary personal protective equipment.
·
We will establish and maintain a system of medical surveillance for our employees.
·
We will communicate openly on safety and health issues with employees and other stakeholders.
·
We will ensure that employees at all levels receive appropriate training and are competent to carry out their duties and responsibilities. We will require our contractors to comply with these principles and we will seek to influence joint partners to apply them as well.

SH3
Occupational safety and health
Occupational safety
1. Key indicators
·
43 employees lost their lives in work-related accidents in 2003, 40 of these in fatal accidents in South Africa.
·
The Fatal Injury Frequency Rate (FIFR) was 0.29 per million man hours worked, which was a slight decrease on the rate of 0.31 in 2002.
·
The Lost Time Injury Frequency Rate (LTIFR) continued to decline to 8.83 per million man hours worked. The last two years have seen the lowest LTIFR in the group since the formation of AngloGold, giving a decrease of 40% since 1998.
2. Milestones - 2003
·
The South African Department of Minerals and Energy (DME) released its findings on the Mponeng accident, a gas explosion that took place on 29 June 1999 and in which 19 employees lost their lives. The investigation conducted by the DME after the accident highlighted a number of procedural shortcomings at the mine, although these were found not to relate directly to the accident. These shortcomings, together with the recommendations made by the DME, have been acted upon by AngloGold and support the steps already taken by the mine following AngloGold's own investigations into the incident. A number of new procedures and technological changes have been implemented to reduce the risk of similar accidents occurring in the future.
·
Serra Grande in Brazil was recognised by NOSA a group specialising in global safety and health auditing, in June 2003 as the winner in the Underground Hard Rock Deep Mining category in its worldwide auditing programme.
·
Morila mine in Mali was nominated the overall winner in the Dynamic Health and Safety Competition in May 2003. The competition, which is organised by the I'institut National de Prevention Social (INPS) is open to all industries in Mali, had 150 entrants this year, including a cross-section of industrial activities in that country. Sadiola mine achieved second place in the competition.
·
The Colorado Division of Minerals and Geology and the Colorado Mining Association jointly recognised the Cripple Creek and Victor mine (CC&V) and Safety, Health and Environment Manager, Larry Snyder, for the mine's continued exemplary safety record during the recent two-year Cresson expansion project.
·
In August 2003, the Namibian Chamber of Mines recognised Navachab as the safest mine in Namibia based on the number of fatality-free employee hours worked in 2002.
·
In February 2003, Serra Grande mine was awarded the inaugural Dick Fisher Global Safety Award for excellent safety performance in 2002. This is an internal AngloGold award intended as an incentive for outstanding safety performance and recognises both the actual performance of the operation, as well as the improvement year-on-year. Union Reefs in Australia and TauTona in South Africa both received special commendations for their performances.
·
The second AngloGold Global Safety Award was made to Sunrise Dam Gold Mine in Western Australia for the best safety performance in the AngloGold group in 2003. The award was ratified at a meeting of the Board committee on safety, health and sustainable development in January 2004 in recognition of Sunrise Dam's improvement in safety management systems, together with much improved accident rates.
·
Ergo, the surface re-treatment operation in South Africa achieved one million fatality-free shifts on 22 June 2003. It took the 2,000 employees, including contractors, 23 months to reach this milestone.
·
The Moab Khotsong mine, which is currently under development in South Africa, also achieved a million fatality-free shifts on 18 November 2003. Some 1,700 employees took 22 months to accomplish this achievement in this deep level mine, where the average depth of operations is about 2,900 metres.
·
Mponeng mine won the South African Safety Shield competition for 2003. The mine showed a 13% improvement in its Serious Injury Frequency Rate, compared to the best performance over the previous four years.
Lost Time Injury Frequency Rate (LTIFR) (per million man hours)
2003
2002
South Africa
10.40
9.98
East and West Africa
1.77
2.93
South America
4.48
4.21
Australia
5.54
11.22
North America
2.91
4.95
AngloGold group
8.83
8.86
8
10
12
14
16
1998
1999
2000
2001
2002
2003
Lost Time Injury Frequency Rate (LTIFR) (per million man hours)
0.0
0.1
0.2
0.3
0.4
0.5
1998
1999
2000
2001
2002
2003
Fatal Injury Frequency Rate (FIFR)
(per million man hours)

SH4
Occupational safety and health
Policies
3. Safety and health policy and agreements
A group-wide safety and health policy implemented in 1999, was revised during the year, ratified by the Board in April 2003, and re-issued to all operations. In addition, some regions and operations may have additional policies to which they adhere.
Safety and health policy
AngloGold recognises that excellence in the management of safety and health is an integral part of its business. The AngloGold safety and health policy provides the foundation for the company's commitment to improving safety and health performance.
The Chief Operating Officer (COO) is charged with the overall management of occupational safety and health, reporting to the Chief Executive Officer (CEO) and also to a committee of the Board of Directors, which is under the chairmanship of a non-executive director. The Board requires company-wide compliance with this policy and this will be monitored by regular audit reports to the Board and sub-committee.
To achieve this AngloGold will:
·
provide a working environment that is conducive to safety and health;
·
place the management of occupational safety and health as a prime responsibility of line management from the executive through to the first line supervisory level;
·
obtain employee involvement and consult with employees or their representatives to gain commitment in the implementation of the policy;
·
provide all necessary resources to enable compliance with this policy;
·
comply with all relevant laws, regulations and standards. In the absence of appropriate legislation, standards reflecting best practice will be adopted;
·
adopt a zero tolerance approach to the implementation of standards and procedures;
·
implement safety and health management systems based on internationally recognised standards and assess the effectiveness of these through periodic audit;
·
conduct the necessary risk assessments to minimise and control occupational hazards;
·
promote initiatives to continuously reduce the safety and health risks associated with the business activities;
·
set safety and health objectives based on a comprehensive strategic plan and measure performance against the plan;
·
monitor the effects on the company's operational activities on the safety and health of employees and others and conduct regular performance reviews;
·
provide the necessary personal protective equipment;
·
establish and maintain a system of medical surveillance for all employees;
·
ensure that employees at all levels receive appropriate training and are competent to carry out their duties and responsibilities;
·
require contractors to comply with this policy; and
·
seek to influence joint partners to apply this policy and promote it in other ventures.
A country-specific policy, where required by legislation, is available.
Various safety and health agreements have been negotiated and are in place at the operations. The safety and health agreement signed between the management of TauTona and the various unions represented on the mine is attached as an example.
(See TauTona safety and health agreement)
.

SH5
Occupational safety and health
Review of 2003
4. Review of 2003
AngloGold recognises that excellence in the management of safety and health is integral to its success as a business entity. AngloGold is committed to working with employees, trade unions, and government representatives to improve safety and health management across the company and has extensive joint management and union or employee safety and health forums, particularly in South Africa, to be able to achieve this. Considerable resources and effort are dedicated to identifying and implementing sound safety and health practices across operations, as well as addressing specific problem areas as and where these may arise.
Governance and structure
While a Board committee oversees safety and health reporting company-wide, the recently-revised health and safety policy allows for country-specific principles and guidelines to be developed in accordance with local legislation. Guided by the policy, the COO, Dave Hodgson, is charged with the overall management of occupational safety and health. He reports to both the CEO, Bobby Godsell, and the Board committee on Safety, Health and Sustainable Development, which is chaired by non-executive Board member, Bill Nairn. The other committee members are Deputy Chairman, James Motlatsi, and CEO, Bobby Godsell. Members of management are invited to participate in the committee's proceedings as and when required. In addition to reviewing the overall performance of the key indicators, the committee sets objectives and advises on strategy. The committee also conducts on-site inspections on matters of serious concern.
Management of safety and health
Safety performance - South Africa region
(per million man hours)
LTIFR
FIFR
2003
2002
2003
2002
Great Noligwa
9.83
11.06
0.32
0.47
Kopanang
14.08
12.91
0.41
0.22
Tau Lekoa
25.96
17.84
0.09
0.51
Ergo
1.75
1.53
0.00
0.00
TauTona
8.24
7.67
1.10
0.08
Savuka
17.57
17.12
0.47
1.06
Mponeng
9.81
10.91
0.33
0.47
Moab Khotsong 7.11
6.82
0.00
0.19
Board committee on safety,
health and sustainable
development.
Chairman: Bill Nairn,
Non-executive Director
Chief Executive Officer:
Bobby Godsell
Chief Operating Officer:
Dave Hodgson
Regional executive officers
Mine managers
Corporate
safety and
health
department
8
10
12
14
16
1998
1999
2000
2001
2002
2003
Safety statistics - South Africa region (LTIFR) (per million man hours)
0.0
0.1
0.2
0.3
0.4
0.5
1998
1999
2000
2001
2002
2003
Safety statistics - South Africa region (FIFR)
 (per million man hours)
Bobby Godsell
Bill Nairn
Dave Hodgson

SH6
Occupational safety and health
Review of 2003
Safety performance
Regrettably, 43 employees lost their lives due to injuries sustained in mine accidents during 2003. This follows the 44 deaths that were reported for the year ended 31 December 2002.
Of these, 40 people died on the South African operations in 31 separate accidents. The most significant of these was a seismic-related fall of ground incident, in which five employees lost their lives at TauTona mine on 1 April 2003. A further four deaths were caused by a second seismic event at the mine on 26 May 2003.
(See case study on page SH12)
. Two people died in the East and
West Africa region and one person died at Cuioba in Brazil.
Causes of fatal accidents
The primary cause of fatal accidents was falls of ground (72%), with seismically- induced falls of ground responsible for 47% of fatalities.
Particular emphasis has been placed on preventing falls of ground, and a new Fall of Ground Management System has been initiated at the South African operations.
(See case study on page SH13)
.
Changes in South African mining legislation have enabled the empowerment of first-line supervisors both in examining and making safe their working areas at the start of their shift and in withdrawing from working areas should these be thought to be unsafe.
Following a recent survey that indicated a low level of knowledge among first-line supervisors regarding strata control at the South African operations, an extensive training programme has been embarked upon. To further improve the recognition of rock-related hazards, each of the South African operations has recruited and trained three new strata control officers and around 10 assistant strata control officers. These teams have been deployed across the mining panels and will provide more meaningful information to the rock engineers on hangingwall and support conditions, thereby facilitating better planning.
A group-wide fall of ground prevention seminar was held in South Africa in September 2003 to develop new ideas on how to combat uncontrolled falls of ground.
On a more positive note, there has been a significant downward trend in accidents other than rock-related incidents since 1999. This can be ascribed to a higher level of risk and hazard awareness training resulting in hazards either being eliminated or enabling preventative measures to be taken. A similar trend is evident in the causes resulting in LTIFR being unchanged.
The LTIFR continued in single digits for 2003, allbeit slightly lower - at 8.83 per million man hours - than the 8.86 recorded in 2002. Particularly notable were the performances at Sadiola and Geita mines in the East and West Africa region and Union Reefs in Australia, where there were no lost time injuries.
Overcoming the challenges
Improving safety remains a crucial challenge at AngloGold. AngloGold's intranet and mine-based newsletters, as well as a monthly safety letter from the COO, Dave Hodgson, are used to communicate with employees, especially management, to maintain the emphasis on safety and health. A survey conducted on the COO's monthly letter indicated that it is valued by management and various suggestions for improvement were made and introduced.
Safety performance - South America
 (per million man hours)
LTIFR FIFR
2003
2002
2003
2002
Morro Velho
4.04
5.73
0.20
0.00
Serra Grande
2.00
0.70
0.00
0.00
Cerro Vanguardia
7.95
3.72
0.00
0.93
0.0
0.1
0.2
2002
2003
FIFR
LTIFR
2
3
4
5
2002
2003
Safety statistics - South America
(per million man hours)
Safety performance - East & West Africa region (per million man hours)
LTIFR FIFR
2003
2002
2003
2002
Morila
3.78
6.27
0.31
0.33
Geita
0.79
2.11
0.00
0.49
Sadiola
0.31
1.54
0.31
0.00
Navachab
3.60
3.05
0.00
0.00
Yatela
2.92
2.07
0.00
0.00
0.0
0.1
0.2
2002
2003
FIFR
LTIFR
0
1
2
3
4
2002
2003
Safety statistics - East & West Africa region (per million man hours)

SH7
Occupational safety and health
Review of 2003
Other new safety initiatives continue to be developed and implemented across the group. A safety and environment workshop in May 2003 brought together professionals in the group in these fields for the first time, to share technology and experiences from operations across the world. A number of important aspects were highlighted at this workshop, including the role and performance of contractors and the need to include safety, heath and environmental specifications in the pre-tender and pre-selection process in the future.
The South Africa region remains the greatest challenge in respect of health and safety, not only because this is the region in which the group has the largest number of employees, but also because it is here that there is a concentration of ultra-deep level underground mining operations in high risk environments. Task teams are working to bring about major improvements in a number of areas, namely:
·
Safety management systems,
·
Falls of ground and seismicity,
(See case study on page SH12 and SH13).
·
The effect of illness and HIV/AIDS on the workplace and safety, and
·
Developing a safety mindset.
The last component, developing a safety mindset, follows research undertaken by AngloGold in understanding what makes up a safety mindset. Following a thorough assessment by safety experts Du Pont in 2002, an in-house team is tracking the implementation of the mindset campaign in line with a two-phase roll-out process. Phase 1 includes education and interrogation in respect of beliefs, views and techniques regarding safety. Phase 2 incorporates the application of a powerful interactive training process, the Safety Management Auditing Technique (SMAT).
In line with AngloGold's philosophy of conducting regular external audits, an independent expert review was concluded during 2002/2003 by an international safety consultant. His report highlighted 19 recommendations, including:
·
Establishing safety as a core value;
·
Consolidating line responsibility for safety;
·
Strata control training for underground and surface mines; and
·
Communication skills for senior and middle management.
These recommendations have been considered at executive level and many of them have been implemented or are in the process of being implemented.
AngloGold believes that every manager and employee should take responsibility for health and safety and together strive to create workplaces which are free of occupational injury and illness. In South Africa this is underscored by Section 23 of the Mine Health and Safety Act, which provides for each employee's right to leave dangerous working places. Despite this, indications are that withdrawals are almost always at the request of management or supervisors, and efforts to empower employees through training will continue.
In the East and West Africa region, an external safety audit of light vehicle and heavy mobile equipment fleets was undertaken during the year.
Excellent progress was made at the Morila mine in improving safety performance and much of this can be attributed to behavioural change as a result of the mindset programme that has been put in place.
(See case study on page SH16)
.
In addition, safety is a key consideration in the forthcoming mining of the Geita Hill. The artesinal mining methods of the past pose a potentially significant hazard and technologies such as ground-penetrating radar have been used to identify hazards and minimise the risks involved.
(See case study on page SH15)
.
0.0
0.1
0.2
0.3
2002
2003
FIFR
LTIFR
0
2
4
6
8
10
12
2002
2003
Safety performance - Australia
(per million man hours)
LTIFR
2003
2002
Sunrise Dam
6.00
6.00
Union Reefs
0.00
0.00
Safety statistics - Australia
(per million man hours)
0.0
0.1
0.2
0.3
2002
2003
FIFR
LTIFR
2
3
4
5
2002
2003
Safety statistics - North America
(per million man hours)

Occupational safety and health
Review of 2003
SH8
The Serra Grande mine in the South American region continued its excellent safety performance during 2003 and was recognised by winning AngloGold's Dick Fisher Global Safety Award and NOSA's global award for underground mining. Serra Grande was the first underground gold mine to achieve 5-star status in 2002 and has maintained this ever since. The mine has had only three lost-time injuries during the year, giving it an LTIFR of 1.94 per million man hours, which is most commendable for an underground mine. What is particularly impressive is that Serra Grande has maintained its safety performance even as a new mining method has been introduced to mine the narrow vein quartzite that is now being encountered.
(See case study on page SH20).
Sunrise Dam Gold Mine in Western Australia was awarded the second AngloGold Global Safety Award for an outstanding safety performance during 2003. The award, ratified at a meeting of the Board committee on safety, health and sustainable development during January 2004, recognises the improvement in both Sunrise Dam's safety management systems and accident rates.
The Golden Wives programme that has been so successful on the Brazilian operations has now been introduced at Cerro Vanguardia in Argentina. In this programme, employees' wives are encouraged to become involved in safety matters both at work and at home.
(See case study on page SH21)
.
In the Australia region, safety performance is now being measured against leading indicators in addition to the traditional lagging indicators. This means that progress is assessed in terms of the safety initiatives being undertaken as well as levels of employee commitment and knowledge, and not simply on past performance as indicated by accident rates. This may well have broader application across other operations in the future and it is a corporate objective to investigate and implement this during the year ahead.
(See case study on
page SH17).
As operations at Sunrise Dam move from surface to underground, AngloGold has been working with the underground contractor on a formal risk assessment covering a range of aspects, from resource management to human resources issues. Over 1,600 potential hazards were identified in this process, and appropriate controls are being put in place to deal with these.
(See case study
on page SH18).
At the CC&V mine in North America, the Du Pont Safety, Training and Observation Programme (STOP) is being successfully introduced in place of the previous five-point plan.
(See case study on page SH22).
Following a group exploration workshop held in October 2003, a team of exploration managers is compiling a safety, health and environment guideline that will assist exploration geologists in advancing best safety and health practice in exploration activities around the globe.
0
10
20
30
40
50
60
70
80
1999
2000
2001
2002
2003
%
Seismic
FOG
Total Rock
Other
Rock-related fatalities vs Other agencies
Causes of fatal accidents - SA region
FOG (Seismic)
41%
FOG (Other)
16%
Trucks and tramming
14%
Vehicles
11%
Machinery
5%
Shaft accidents
5%
Inundation
5%
Slip and fall
2%
Explosives
2%

SH9
Occupational safety and health
GRI
Core indicators
LA5. Practices on recording and notification of occupational diseases and how they relate to the ILO Code of Practice on recording and notification of occupational accidents and diseases.
·
Recording and notification of occupational diseases and injuries in line with AngloGold Safety and Health guidelines, informed by ILO guidelines and in compliance with country-specific legislation.
LA6. Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees.
South Africa
·
Joint health and safety committees in place at every operation, in line with the Mine Health and Safety Act. All working places covered by such agreements.
East and West Africa Committees in place.
Additional indicators
LA14. Evidence of substantial compliance with the ILO guidelines for Occupational Health Management Systems.
Internal/External audit process.
·
Internal - by Corporate Office and mines
·
External
·
South Africa
- British Standards Institute (BSI)
- National Occupational Safety
Association (NOSA)
·
E&W Africa - Morila: function carried out by
Corporate Office; others NOSA
·
South America - NOSA
·
Australia - RISKMIN
·
North America - None (function carried out by
Corp Office)
·
Statutory
·
South Africa - Department of Minerals and
Energy (DME)
·
E&W Africa
- Namibia - DME
- Mali - Institute Nationale
Prevention Societe (INPS)
- Tanzania - DME
·
South America - Argentina - Aseguradora de
Riesgos Del Trabajo (ART)
- Brazil - National Social
Security Institute (INSS)
·
Australia - Department of Industry and
Resources (DOIR)/
Department of Business,
Industry and Resource
Development (DBIRD)
·
North America - Mine Aggregate Safety and
Health Act (MHSA)
LA15. Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and the proportion of the workforce covered by any such agreements.
South Africa
·
Example of agreement on website. 100% of all workplaces covered by such agreement and 100% of all employees.
East and West Africa No formal agreements in place although participation is encouraged.
5. Reporting in line with the Global Reporting Initiative (GRI)
Health and safety

SH10
Occupational safety and health
GRI
Core indicators
South America Committees in place.
Australia Committees in place.
North America Committees in place.
LA7. Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers).
These rates reflect injury-related absenteeism only.
South Africa
LTIFR:
10.40
Lost days: 36111
Absentee rate: 0.24%
Work-related fatalities: 40
East and West Africa
LTIFR:
1.77
Lost days: 629
Absentee rate: 0.03%
Work-related fatalities: 2
South America
LTIFR:
4.48
Lost days: 2007
Absentee rate: 0.20%
Work-related fatalities: 1
Australia
LTIFR:
5.54
Lost days: 85
Absentee rate: 0.03%
Work-related fatalities: 0
North America
LTIFR:
2.91
Lost days: 211
Absentee rate: 0.12%
Work-related fatalities: 0
LA8. Description of policies or programmes (for the workplace and beyond) on HIV/AIDS.
Yes. See HIV/AIDS section of the report.
Additional indicators
South America No formal agreements in place although participation is encouraged.
Australia No formal agreements in place although participation is encouraged.
North America No formal agreements in place although participation is encouraged.
5. Reporting in line with the Global Reporting Initiative (GRI)
(continued)
Health and safety

Occupational safety and health Occupational safety
SH11
6. Objectives for 2004
·
Long-term objective is to eliminate all accidents.
·
Reduce the LTIFR by 20% year-on-year.
·
Transition across the group to using leading indicators (as opposed to lagging indicators) as a management tool.
·
Further implementation of the fall of ground campaign in South Africa, to reduce fall of ground accidents by 20% year-on-year.
·
Further implementation of the Du Pont SMAT system at the South African operations to reduce the number of unsafe acts and thus, to improve safety

SH12
Occupational safety and health
Case studies
South Africa
7.1 Facing the challenge of seismicity at TauTona - the deepest mine in the world
The South Africa region's TauTona (which means "mighty lion" in seSotho), is the deepest operating mine in the world, with mining taking place up to 3,800m underground. Until recently, this mine, which employs more than 5,000 people and is one of the largest and most productive operations in the world, also boasted one of the most impressive underground mining safety track records. This was until two tragic seismic events - in April and May 2003 - resulted in the deaths of nine people in two separate incidents.
TauTona was a winner of the AngloGold safety competition (South Africa Region) in 2000 and 2002. The mine also achieved one million fatality-free shifts on 28 February 2000 and again on 20 January 2003 - a feat never before accomplished in the mine's 42-year history. The Mine Health and Safety Council (a tripartite body consisting of government, labour and business) awarded the operation its Safety Flag, in recognition of superior safety performance within the South African mining industry in 2000 and 2001.
With a safety performance over the past three years that was comparable with that of some surface operations, the blows dealt by the seismic events in the first half of 2003 were all the more devastating. The first incident, measuring 2.8 on the Richter scale, occurred on 1 April 2003 on the 111/112 longwall, and resulted in the loss of five lives and the immediate closure of two stoping panels. Following investigations, it became apparent that the rock burst was caused by a seismic event immediately in front of the mining panels on a fault which had not been predicted or detected by the mine's geologists and seismologists.
Then, at 04:08 on 26 May 2003, a seismic event struck the 109 return airway and replacement haulage which was being developed. Tragically, four people lost their lives in the incident and both the return airway and replacement haulage were extensively damaged.
The subsequent rescue operation lasted six days and involved 36 voluntary rescue teams who worked around the clock to recover the missing miners.
Again, following investigations, the mine plan for the entire area was re- assessed. A detailed investigation into the latter incident showed that there were in fact two seismic events with magnitudes of 2.8 and 3.0 respectively on the Richter scale. These events occurred milliseconds apart and once again appear to be related to two geological faults that traverse the area. It is thought that the first event triggered the second.The energy that resulted from the second event, which originated closer to the tunnels than the first, was transferred into the two development ends where it manifested itself causing severe damage.
Says general manager, Robbie Lazare, "As a result of the incident, significant expenditure - about R4 million in 2004 alone - has been allocated for drilling long cover holes in the area, to obtain advance information about the geology well ahead of the face. Support density and type have also been changed in line with the most stringent standards ever applied at the mine. Development rates have also been slowed in areas where the geology is complex.
"Although this has delayed the project by about a year, it will all be worth it if we can prevent similar accidents in the future."
On-mine rescue model
Key to any rescue are the brave proto and rescue team members who perform potentially high-risk rescue operations in difficult conditions. Together with Mines Rescue Services (MRS), a volunteer body to which member mines belong, TauTona is developing a model for on-mine rescue teams. South African proto teams have traditionally comprised employees from official level upwards. A pilot is being run at TauTona mine where all employees are encouraged to volunteer their services to a rescue team which is trained to assist in rescue operations, excluding fire and gas, where the use of self-contained breathing apparatus is required. These teams are immediately available in the case of an emergency and are familiar with the mine and its unique challenges. While the services of MRS can still be called upon if the need arises, the mine intends being able to cope with most incidents using trained employees.
Robbie Lazare, Mine manager at TauTona,
in South Africa.
Preventing falls of ground is a major challenge
at TauTona.

FOG (Seismic) 42.5%
FOG (Other) 35.0%
Other 22.5%

LTI rate FOG rockburst/seismic
LTI rate FOG rockfall
8
6
4
2
0
98 99 00 01 02 03
YTD
Jan03 Feb03 Mar03 Apr03 May03 Jun03 Jul03 Aug03 Sep03 Oct03 Nov03 Dec03

SH13
Occupational safety and health
Case studies
South Africa
7.2 Fall of ground management initiative in South Africa
- Targeting the primary cause of fatal accidents
In 2003, 78% of fatal accidents on the South African operations were caused by rockfalls and rockbursts. Of these, 45% related to rockfalls and 55% to rockbursts. A rockburst is a seismic release of energy, similar to an earthquake, that results in obvious damage to mining excavations. The magnitude of a seismic event is measured on locally calculated magnitude scales, and can be anything from a minor movement - which cannot be detected by an individual - to a catastrophic event. Clearly, by reducing the number of rock-related accidents, a significant number of injuries and fatalities can be avoided.
Much has been done by the company and the industry by way of research and development in respect of rock engineering, particularly in the management of seismicity, strata control, training and the development of a safety mindset. In fact, through an internationally-renowned subsidiary company - ISSI - AngloGold applies some of the most advanced and extensive mine seismic monitoring networks in the world. Although substantial strides were being made in reducing rock-related injuries and fatalities, rockfalls and rockbursts remained the main contributors to accident statistics.
In response to this challenge, the South African Region has devised and implemented a Fall of Ground Management System (FOGM). FOGM embodies the manner in which rock engineering is managed to induce improvements in safety. This system incorporates both proactive and reactive audits at mine level to evaluate the status of each of five different elements on regular basis, and to identify where remedial action needs to be taken.
The five elements that are audited are:
·
The design of mine layouts. These are regularly audited by corporate rock engineering personnel.
·
The design of support systems. These are regularly audited by corporate and mine-based rock engineering personnel.
·
Human factors involved in falls of ground. These are tracked by both corporate and on-mine rock engineering occupational environment, safety and health and training personnel to ensure that the workforce is equipped with the relevant knowledge and skills to be able to identify and deal with hazards.
·
Monitoring systems to verify sufficiency of designs and implementation. These systems comprise primarily the extensive seismic networks that are in place on mine. Monitoring includes in situ measurements, as well as observations of rock mass behaviour relative to mining activities.
·
Problem solving. This relates to both company and industry level innovation and technology development.
Following the development of the system in 2002, it is now being implemented at all South African underground operations. Audits, remedial action recommendations and on-mine implementation are conducted on a continuous basis.
Causes of fatal accidents - 2003
SA Region - LTIFR (per million man hours) FOG Rockburst/Seismic & FOG Rockfalls

Occupational safety and health
Case studies
SH14
South Africa
7.3 Education Trust Fund assists children
Following the tragic accident at Mponeng mine in South Africa's North West Province in 1999, the AngloGold Board resolved to set up the AngloGold Fatal Accident Education Fund to cater for the education of the children of the victims of all fatal accidents on AngloGold mines. The implementation of the fund was backdated so that it applied to families affected since the formation of AngloGold in June 1998.
The Masifunde fund (which in Zulu and Xhosa means "Let us learn") has funded the primary and secondary education of 390 children who are the dependents of 258 former employees. These children live and attend school all over South Africa (but mainly in the Eastern Cape, KwaZulu Natal, Limpopo and North West provinces) and further - in Lesotho, Botswana, Mozambique and Swaziland.
AngloGold appointed TEBA, an industry-owned entity with a vast rural and peri- urban network, assists with the administration of the fund.
The fund covers the cost of tuition, boarding (where required) and books at primary and secondary schools. Special arrangements are made where potential for tertiary education is shown. Although benefits are allocated in an equitable manner, each case is handled individually and resourced appropriately according to the specific needs of the various beneficiaries. Specifically, an assessment is conducted using reports from appropriate family, union, church, social welfare, education professionals. The educational institutions utilised need to be appropriate for the needs of each beneficiary, but bearing in mind the location and circumstances of each family.
Dependents over age for normal schooling are given access to skills training, Adult Basic Education and Training (ABET) or appropriate developmental training and, where suitable and possible, employment offered within AngloGold operations.
In setting up and managing the fund, extensive consultation with union representatives was conducted. Regular updates are given on fund and the children it supports. It is overseen by a management committee comprising senior AngloGold executives and managers, the TEBA project leader and, by invitation, two union representatives.

SH15
Occupational safety and health
Case studies
East and West Africa
7.4 Mining Geita Hill - drawing on international best practice
The most significant risk identified during the planning of the open pit mining operation of the Geita Hill ore reserve, which is scheduled to commence in February 2004, is the existence of old underground workings within the pit shell. Underground mining of this ore reserve started in the 1930s and continued until the official closure of the original mine during the late 1960s.
Says Ian Wallace, a mining engineer responsible for mining through the old workings at Geita Hill, "Records of these operations are sometimes unreliable or inaccurate. More recently, the orebody has been mined informally by local artesenal miners - and there are no records at all for these excavations. In many cases the extent of these mined-out areas or voids exceeds 50,000m
3
- and all
have a significant potential impact on the planned mining operations and are a source of potential danger to personnel and equipment."
In planning for mining under these circumstances, Geita employed the best methods and best people available for the job. Ian himself has had extensive experience at Kalgoorlie Consolidated Gold Mines, at the Super pit in Western Australia where similar circumstances were faced when large-scale open pit mining commenced.
"In an attempt to identify the extent and position of voids prior to the commencement of mining, an underground survey of the historic excavations within Geita Hill was commissioned. This survey is making use of cavity monitoring survey (CMS) equipment, which is among the latest technology in this field. The CMS consists of a motorised laser rangefinder which is attached to a long, fibre glass boom. The end of the boom with the rangefinder is then inserted into the void. The rangefinder rotates around the end of the boom measuring the inside dimensions and orientation of the void. The data is transferred via a cable to a data logger where it is stored for post processing.
"Once mining commences, the primary method used to identify high-risk areas within the pit will be probe drilling. Typically a probe hole will be drilled to a maximum down-hole depth of 25 metres below the current working bench. Reverse circulation (RC) grade control, exploration and blast hole drilling, which are undertaken during the normal course of operation of the mine, will also assist in defining the presence of underground excavations. Surface subsidence or expression of voids will assist in identifying the presence of underground workings before drilling of any sort commences."
Where underground workings are identified and the safe ground area established, the area will be delineated using coloured flagging tape on the current mining bench. A two-colour system will be used to differentiate between areas with high and moderate levels of risk. Entry into the demarcated areas will be strictly controlled.
"The volume of each void will be established making use of a cavity auto- scanning laser survey (CALS) device," continues Ian. "This is deployed down a drill hole and the results of this survey provide a three-dimensional image of the void. These images are then used to establish safe ground conditions, rock-fill volumes and a true orientation of the void. Once identified, a holing between the void and the surface working will be established by developing a rise, from the pit floor into the void. This rise will then be used as a rock pass, through which waste rock will be tipped in an effort to fill the void below.
An example of the outcome of a Cavity Auto-scanning
Laser Survey (CALS) that will provide a three-
dimensional "wire-frame" image of any void
encountered when mining the Geita Hill ore body,
and will enable mining to proceed safely.
Ian Wallace, Mining Engineer, Geita mine, Tanzania.
A "tag board" system has been developed to control
access to the "hill" and personnel without a Geita Hill
Void Awareness pass are not permitted in to
enter the hill area.

SH16
Occupational safety and health
Case studies
East and West Africa
7.5 Behaviour-based approach to safety at Morila in Mali
The Morila gold mine in Mali, a joint venture between AngloGold and Randgold Resources which is managed by AngloGold, has since inception experienced a range of safety issues. This was particularly the case as the mine was undergoing construction and ramping up to full production, and when a large number of the people on site were employed by contractor companies. But, since the implementation of the new safety strategy in 2003, the company's safety performance has improved markedly. For example, the Lost Time Injury Frequency Rate has decreased to 3.78 per million man hours in 2003, from 6.27 in 2002.
To address the early disappointing safety performance, mine management first undertook a survey of the safety climate and culture at the mine. This survey indicated that:
·
Employees felt that while the strategies, targets and goals were evident, they were limited to senior employees;
·
Some managers showed commitment some of the time;
·
Leaders did not involve employees at all levels through empowerment, recognition and consultation;
·
Although the safety plan was defined, this existed in isolation and lacked support; and
·
The role of the individual in the system was not adequately defined or communicated.
Says Rejean Prevereault, Safety Manager at Morila, "One of the problems we have encountered is what we call a fatalistic `management is responsible for safety' attitude.
"Our new campaign started in 2003 with a total refocus on safety and an increased personal and more visible involvement in the process by mine management as well as the appointment of a dedicated Safety Manager. We also increased our focus on safety awareness, audits and training, and planned for increased involvement by the union safety representatives, coupled with the cultural awareness programme. Finally, with the help of external expertise, we started implementing a behaviour-based safety (BBS) programme in September 2003."
"We believe that this programme will contribute substantially towards increasing communication at all levels at Morila, and further reducing accidents (by more than 50% in two years). By changing the mindset in relation to safety, we hope to effectively and efficiently focus, create synergies and align workforce energy and commitment to optimise productive and safety behaviour and responsibility. We involved a wide range of stakeholders, including the general manager, heads of departments, line supervisors, safety representatives, unions, employees, contractors, head office and external experts."
Important components here have been the introduction of the "Brother's keeper" campaign, where employees are encouraged to stop unsafe actions by fellow employees or stop work if they feel unsafe, and the positive involvement of people in AngloGold's Zero Tolerance approach. To implement the Zero Tolerance approach, employees are first trained in respect of safety regulations; then the safety rules are applied, with continuing education on why it is important to apply this rule; third, employees who do not respect the rules are disciplined.
"We have the full support of management, the safety representatives and the unions on this approach."
Four-phase programme
·
Phase 1 Mindset survey, including interpretation and feedback;
·
Phase 2 Leader behaviour alignment, which involves the steering team and identification of champions, skills coaching and relationship building;
·
Phase 3 Implementation of self-directed motivation in the safety process; and
·
Phase 4 Monitoring and measuring progress (at the end of 2004).
Looking forward, Morila aims to improve still further. Supervisors and employees will continue to be expected to lead by example, to improve communication and understanding, to promote the development of local safety personnel and to expand an awareness of safety into the home.
Rejean Prevereault, Safety Manager at Morila in Mali.

SH17
Occupational safety and health
Case studies
Australia
7.6 Preparing for the worst - the Emergency
Management Plan at Sunrise Dam, Australia
As part of Sunrise Dam's commitment to maintaining the highest standards of safety and management, the mine has developed an Emergency Management Plan (EMP) that provides a starting point for the management of incidents that have the potential to, or actually have caused, an emergency situation. This plan is one element of AngloGold Australia's comprehensive emergency management system - it interfaces with the corporate Crisis Management Plan and covers major emergency events. The EMP also identifies those circumstances that may cause an emergency as identified by the extensive risk assessments undertaken at the mine.
"Although we probably can't plan for every eventuality, we can certainly try," says Health, Safety, and Environment Manager for the Australia region Mike LeRoy. "In so doing, we can ensure that planning and preparedness for emergencies is timely, that the response is co-ordinated and most importantly, that accurate information is communicated to key personnel during and subsequent to any emergency." Emergencies that are prepared for include a fatality or multiple serious casualties, a cyanide spillage, a missing person, an under ground fire, a rockfall, a plane crash, any other major environmental mishap or process interruption.
"Simulated emergencies take place to test the effectiveness of the EMP on a regular basis," says Mike.
Elements of the emergency plan
·
Ensuring the safety of people is the top priority;
·
Developing plant and section emergency shutdown procedures with the minimum of loss with no further risk to personal safety;
·
Ensuring external emergency services and Sunrise Dam Gold Mine response personnel are not exposed to unreasonable hazards;
·
Involving external support services at the discretion of the incident controller, immediately an emergency is perceived to be beyond the capability of the internal resources;
·
Matching the response to an emergency to the need. Assessment of the severity of the emergency, and therefore the level of response, is the initial responsibility of the on-scene commander in liaison with the incident controller;
·
Ensuring that all key personnel receive adequate training and are provided with appropriate communications equipment so they can be contacted quickly; and
·
Ensuring the availability of resources and the preparedness of personnel.
Tim Irimies conducting a simulated "rope" rescue of a person from a berm in the open pit.
Mike LeRoy, Health, Safety, and Environment
Manager for the Australia region.

SH18
Occupational safety and health
Case studies
Australia
7.7 Going underground at Sunrise Dam - identifying risks
In anticipation of a move to underground mining at the Sunrise Dam mine, after seven years of operation as an open pit mine, AngloGold Australia undertook a far-reaching risk assessment as the first stage in the implementation of a systematic risk management programme. Included in this was the identification of possible safety and health risks related to operational and maintenance activities associated with drilling, blasting, bogging (ore extraction by an underground loader), trucking and support areas (such as mine services, technical services, operations management).
A team of 12 people was involved in the risk assessment process, from management and operations personnel to safety professionals. The process used the "Workplace Risk Assessment and Control" (or WRAC) method, which is based on the concepts contained in the current Australian Standard related to risk management.
Says Mike LeRoy, Health, Safety, and Environment Manager in the Australia region office, "This risk assessment is based upon a tried and tested process and the events and hazards identified are largely based on the experience and judgement of the members of the team. The main aim was to identify the significant hazards or events, not every hazard or event.
Going underground. One of the first steps undertaken when Sunrise Dam received the go-ahead for underground mining was a wide-ranging risk assessment. Some 1,600 risks were identified as part of this process.
Select the process, area, equipment
or operation to be assessed
Select the team based on
experience/ knowledge/ ability
to work in a team
Determine the objectives and scope
of the assessment
Analyse the underground mining
operation to determine the various
component activities/ tasks
Identify the unwanted events within
each step of the underground mining
cycle that could impact safety
(including both task-related and
system hazards)
Determine the consequences
and likelihood (risk) of each
unwanted event
Rank each risk using a Risk Ranking
Matrix to identify those required
for further review
Identify what controls are currently
in place for very high and high risks
(risk ranks between 1 and 16) and
assess the adequacy
Determine what further action should
be recommended to minimise risk
(for example, conduct Job Safety
Analyses (which is systematic
breakdown of a job into tasks/steps
in order to identify hazards, assess
risks and select the best control,
review current procedures/work
practices, etc).
The following 9-step risk assessment
process was used:

SDGM UG Risk Profile
Without Controls
With Controls
Very High Risk
High Risk
17 - 20
Medium Risk
21 - 28
Low Risk

Occupational safety and health
Case studies
SH19
Risk profile for activities and tasks without and with controls in place.
Underground development commencing at Sunrise Dam in Western Australia.
"The risk assessment identified some 1,600 hazards associated with underground mining that could have some effect on the safety and health of underground employees at the operation. Of these, about 31% are considered as very high risk and a further 26% are considered high risk. All of these risks will be managed using a formalised management plan and are being considered in the mining planning. "
Risk category
Risk rankings
Number of events
Percentage
Before
After
Before
After
controls
controls
controls
controls
Very High (VH)
1 - 8
480
27
31%
2%
High (H)
9 - 16
411
23
26%
1%
Moderate (M)
17 - 20
363
273
23%
18%
Low (L)
21 - 25
303
1,234
20%
79%
1,557
100%

SH20
Occupational safety and health
Case studies
South America
7.8 New mining technique improves safety and productivity at Serra Grande
Employees at Mine III, at Serra Grande, located in the state of Goias Brazil, are celebrating gains in both safety and productivity following the adoption of a new mining method in line with the changing orebody. Serra Grande's continued safety excellence demonstrates clearly that safety goes hand-in-hand with production.
Mechanised mining using the cut-and-fill method - on which testing was begun in March 2001 - has completely changed the nature of operations at the mine. This is now fully mechanised, with the use of small electro-hydraulic Jumbos and LHDs operating in the stope. The LHDs feed 25-tonne Volvo trucks outside the stope. These trucks then transport the ore to surface.
Until February 2001, the quartz veins in Mine III were mined manually using the "room and pillar - open stope" method. This method relied on a three-phase process of pneumatic drilling, blasting and cleaning.
Says Sergio Cardoso Santos, General Manager of the Serra Grande Mine, "Given the instability of the hangingwall (or roof), the previous mining method made accessing the mining area a much riskier operation. Production was, on average, 4 to 8 tonnes of ore per employee per shift. Productivity varied according to the behaviour of the rock, demanding continuous inspections and adjustments to operations, at an added cost of about US$23.00 per tonne.
"With the cut-and-fill method, the mined-out areas are filled with thickened tailings from the metallurgical plant (called hydraulic backfill) that ensure greater stability of the rock face. Productivity has also improved with average production rising to 37 tonnes per employee per shift, at an operational cost of US$11.00 per tonne. This has increased the safety of workers even more.
Continued excellence at Serra Grande
Serra Grande's continued excellence in safety has been recognised. In January 2002, AngloGold launched a company-wide safety competition to promote and recognise excellence in mining safety. The award is presented to the operation which records the largest improvement in safety, taking both leading and trailing safety indicators into account.
Serra Grande, the first mine to win the
AngloGold global safety competition, was presented with the award in February 2003.
Audits of the mine's safety management
systems showed an improvement of 20% in terms of Serra Grande's leading indicators*, which rose from 75.5% to 90.9%. In respect of lagging safety indicators, the operation has reduced its LTIFR by 84% over a two- year period.
In addition, during 2002, the mine was
awarded NOSA 5-star status, making it the first underground gold mine in the world to achieve this. Only one lost-time injury occurred in 2002 following a minor mishap at the plant, and no injuries were recorded at either of the two underground mines. In fact, the older of the two mines - Mina III - has not experienced a lost-time accident since its inception nearly five years ago.
* These leading indicators include:
1.   Housekeeping. For example roof support
around the pit, ergonomic issues, occupational hygiene, etc.
2.   Mechanical, electrical and personal
safeguards, including maintenance management, control of hazardous substances, PPEs, etc.
3.   Emergency preparedness: Fire risk
management, drills etc.
4.   Incident investigation: Recording,
analysis etc.
5.   Organisational management: This
includes objectives and target setting, roles and responsibilities, etc.

SH21
Occupational safety and health
Case studies
South America
7.9 Taking safety to the family at Morro Velho
When Roberto Carvalho Silva, head of AngloGold's South American operations, suggested that the wives of Morro Velho employees become involved in the company's safety initiatives, he had no idea where this would lead. Today, some three years later, about 80 wives voluntarily work in support of the company's safety initiatives.
Dubbed the "Esposas de Ouro" (Golden Wives), the group initially went on field trips to the mines and the industrial plant, and received training on and information about the company's safety programmes and the resources available to protect employees.
"The wives' participation in the safety programme is very important because it demonstrates their concern for their husbands' safety on a daily basis," says Roberto Carvalho Silva, who remains enthusiastically supportive of the programme.
Getting to work
"It was interesting because at each step we ran into the husband of someone in the group. Some of them hid, others ran away, some were very amused and others even came up to say hello," says Monica Araujo Felipe Souza, who is married to Ely da Conceicao Souza Jr., a mining engineer at Morro Velho.
After the trips and courses, the wives began meeting once every six weeks or so, to discuss how and where they could make a difference.
"We worked on the buses that take the employees to the mines and the industrial plant, distributing `sound bites', printed on small cards," says Maria Piedade Marques Candido, wife of Geraldo Eustaquio Candido, a maintenance electrician at Cuiaba Mine.
"We also talked a lot to our husbands at home, put up messages about safety around the company's premises, and gave talks to students in public schools, where we also spoke about accidents inside the home," says Piedade.
In 2003, the first class of Golden Wives was certified, and new members signed up. A new group was formed, this time with 15 members. The goal was to intensify the work carried out by the women in the community in which they live, working especially closely with children and youngsters to develop what they call a "spirit of safety".
"We will visit communities, conduct technical talks about safety for children and youngsters, use drama as a medium of communication, and find a way to always be close to our husbands, with strong messages on how important they are to us and our families," says Monica Araujo.
At the same time the life of underground mechanic Rangel Francisco Figueiredo changed when his wife, Aparecida Antonia Rocha, known as Cidinha, became one of the Golden Wives. She was one of the first five to sign up and is still active. Says Rangel, "I began to pay more attention to safety when every day, on my way to work, my eight-year-old daughter would say, `Daddy, be careful at work', he says, visibly moved. "I am sure that is a reflection of the work done by Cidinha," he adds.
Another of the projects' supporters is driver Goncalo Ramos Julio, who wouldn't miss a Golden Wives' meeting for anything. He has driven them to meetings and on field trips from the very first time the wives met. "Wherever the Golden Wives go, I'm right there," he says.
The project has produced impressive improvements in the mine's day-to-day safety indicators. The accident frequency rate has been reduced by more than 40% at Morro Velho, and at Serra Grande, where the Golden Wives programme has also been adopted, there are very few accidents on the mine. In fact, the focus there is on "off-the-job" accidents, as these cause more injuries than mine accidents.
"The dedication these Golden Wives have put into these projects is impressive, which proves not only their ability to make a difference, but also their commitment to the safety and well-being of their families," he says.
In 2003 AngloGold received two awards for this programme: First, the company achieved the Marketing Award in Social Responsibility (run by the Fundacao Getulio Vargas) as well as the Aberje Award (Brazilian Association of Corporate Communication) for innovation in communication.
The Morro Velho Golden Wives on an
underground visit.

SH22
Occupational safety and health
Case studies
North America
7.10 STOP programme implemented in North America
Although the Cripple Creek & Victor (CC&V) mine in North America has an exemplary safety record, that does not mean that mine management has stopped their safety initiatives. In fact, this surface mining operation recently introduced a Safety Training and Observation Programme (STOP) which was developed by international safety experts, Du Pont.
Says Larry Snyder, Safety, Health and Environment Manager at CC&V, "STOP for supervisors is an excellent behaviour-based observation programme that gives us the means to achieve safety excellence. The programme trains management - from the general manager to the front-line supervisor - to observe behaviour in several key areas and to take appropriate action that will help change employees' behaviour. It develops observation and communications skills so that positive steps can be taken to ensure a safer workplace.
The programme promotes behavioural safety changes by providing the tools essential to supervisors to observe employees in critical areas of behaviour and correct inappropriate acts and reinforce proper safe behavior. Emphasis is placed on using the STOP Safety Cycle. This is the process of:
DECIDE - Make safety a top priority
STOP - Give your full attention to the work area
OBSERVE - Look for unsafe acts and unsafe conditions
THINK - Consider how safety will be affected by what you have observed, and
ACT - Use good judgment to eliminate unsafe acts and unsafe conditions
Supervisors are required to complete a STOP card on their observations and are required to correct unsafe acts and unsafe conditions as well as commend safe acts and safe conditions. Observations are then tracked over time.
Says Larry, "STOP training for supervisors began in February 2003 and included all supervisory personnel, from the Vice President and General Manager to the front line supervisor. Training in STOP for all other employees began in August 2003. Operating departments completed STOP training in December 2003. Administrative departments were so intrigued by the programme that they decided to join the training effort in November 2003. They are currently scheduled to complete their training in April 2004. We feel that STOP training is valuable in keeping employees oriented and focused on unsafe acts in specific work practices being leading causes of injury.
"Results from the mining department are encouraging. The end-of-year incident rate was 1.4 reportable injuries per 200,000 man hours, down from 2.5 at the end of 2002. But the results from the processing department are not as good, indicating that there is still more work to be done there. The incident rate there was 13.4, up from 5.5 at the end of 2002.
The STOP programme is based on the following principles: · All injuries and occupational illnesses can be prevented;
·  Safety is everyone's responsibility;
·  Management is directly accountable
for preventing injuries and occupational illnesses;
·  Safety is a condition of employment;
·  Training is an essential element for safe
workplaces;
·  Safety audits must be conducted;
·  Safe work practices should be reinforced
and all unsafe acts and unsafe conditions must be corrected promptly;
·  It is essential to investigate injuries and
occupational illnesses as well as incidents with the potential for injury;
·  Safety off the job is an important element
of our overall safety effort;
·  Preventing injuries and occupational
illnesses is good business; and
·  People are the most critical element in a
successful safety and health programme.
Larry Snyder, Safety, Health and
Environment Manager at CC&V.
Both CC&V and Safety, Health and Environment
Manager, Larry Snyder, were recognised by the
Colorado Division of Minerals and Geology and the
Colorado Mining Association for undertaking almost
two years of construction on the expansion project
without having a single lost-time injury.

Occupational safety and health
Contents
SH23
Occupational safety
...........................................................
SH1
Occupational health
......................................................
SH23
Business principle:
AngloGold as an employer - safety and health
....................
SH24
1. Key indicators
............................................................
SH25
2. Milestones - 2003
.......................................................
SH25
3. Safety and health policy and agreements
..........................
SH26
4. Review of 2003
...............................................................
SH27
5. Reporting in line with GRI
.........................................
SH29
6. Objectives for 2004
........................................................
SH31
7. Case studies
7.1 Setting the standards - AngloGold contributes
to Global Reporting Initiative
..............................................
SH32
South Africa
7.2 Improving dust control delivers results
.........................
SH33
7.3 Facing up to the challenge of silicosis
................................
SH35
7.4 Fitness for work - a scientific approach to matching
employees to job requirements
..........................................
SH37
7.5 The fight against TB - Aurum leads the way
..........................
SH39
East and West Africa
7.6 Stamping out malaria for good -
a case study at Morila
...................................................
SH40
7.7 A model occupational health centre at Navachab
..................
SH42
South America
7.8 Morro Velho in partnership with local communities
................
SH44
Levels of assurance
The
symbol indicates reasonable assurance, established by:
- conducting interviews and holding discussions with management, key personnel and/or stakeholders of AngloGold Limited and assessing data trends.
- obtaining an understanding of the systems used to generate, aggregate and report the selected data.
- conducting site visits to test systems and data and inspecting premises where necessary.
- assessing the completeness and accuracy of the selected data.
- reviewing and analysing collected information and effecting re-calculations where considered appropriate.
The
symbol indicates limited assurance, established by:
- conducting interviews and holding discussions with management, key personnel and/or stakeholders of AngloGold Limited and assessing data trends.
- reviewing systems and documentation and performing analytical procedures where necessary.

Occupational safety and health
Business principle
SH24
AngloGold as an employer - safety and health
·
The company is committed to complying with all relevant occupational safety and health laws, regulations and standards. In the absence of such standards, leading practice will be adopted.
·
We are committed to providing a working environment that is conducive to safety and health.
·
The management of occupational safety and health is a prime responsibility of line management, from the executive level to the first line supervisory level.
·
We strive for employee involvement and consultation with employees or their representatives to gain commitment in the implementation of these principles.
·
The company is committed to providing all necessary resources to enable compliance with these principles.
·
The company will not tolerate or condone deliberate breaches in standards and procedures.
·
We will implement safety and health management systems based on internationally recognised standards and we will assess the effectiveness of these systems through periodic audits.
·
We will conduct the necessary risk assessments to anticipate, minimise and control occupational hazards.
·
We will promote initiatives to continuously reduce the safety and health risks associated with our business activities.
·
We will set safety and health objectives based on comprehensive strategic plans and will measure performance against these plans.
·
We will monitor the effects of the company's operational activities on the safety and health of our employees and others, and we will conduct regular performance reviews.
·
We will provide all necessary personal protective equipment.
·
We will establish and maintain a system of medical surveillance for our employees.
·
We will communicate openly on safety and health issues with employees and other stakeholders.
·
We will ensure that employees at all levels receive appropriate training and are competent to carry out their duties and responsibilities. We will require our contractors to comply with these principles and we will seek to influence joint partners to apply them as well.

Occupational safety and health
Occupational health
SH25
1. Key indicators
·
49,208 occupational medical surveillance examinations (initial, periodical, transfer and exit) were performed during 2003 in South Africa. These are conducted in accordance with the requirements of the Mine Health and Safety Act. Medical surveillance is also undertaken at the East and West African, Australian and North and South American operations in line with specific needs and local legislation.
·
774 new cases of noise-induced hearing loss (NIHL) were reported on the South African operations during the year. This is a rate of 18 per 1,000 employees, compared with 26 per 1,000 employees in 2002.
·
167 cases of occupational lung disease (OLD) were reported at the South African operations during 2003. This represents a rate of four per 1,000 employees, the same as reported the previous year.
·
992 new cases of tuberculosis (TB) were treated during the year at the South African operations, a rate of 23 per 1,000 employees. This is unchanged from the previous year. The relatively high rates of TB infection are a consequence of a high prevalence of HIV.
2. Milestones - 2003
·
Baseline tests for NIHL were performed on all South African employees exposed to noise by the end of November 2003, in accordance with new hearing compensation legislation that was enacted in July 2002.
·
Ongoing success in dust suppression programmes; dust suppression measures show results.
(See case study on page SH33).
·
All machine drills and 95% of noisy fans were silenced on South African operations as part of an extensive hearing conservation programme.
·
AngloGold Health Service (AHS) now manages or oversees health facilities at all operations in the East and West Africa region.
NIHL new cases - SA region only
Rate per 1,000 employees
0
5
10
15
20
25
30
35
F98
F99
F00
F01
F02
F03
OLD new cases - SA region only
Rate per 1,000 employees
0
2
4
6
8
10
12
F98
F99
F00
F01
F02
F03
New TB cases - SA region only
Rate per 1,000 employees
0
5
10
15
20
25
30
F99
F00
F01
F02
F03
Note: The recent increases in NIHL compensation
levels is related to the intensive efforts to identify
individuals with impairment, as a baseline has now
been established on all exposed employees in line
with new legislation.

Occupational safety and health
Policies
SH26
3. Safety and health policy and agreements
The group-wide safety and health policy implemented in 1999 was revised and re-ratified by the Board in April 2003, and re-issued to all operations. In addition, some regions and operations may have additional policies to which they adhere, as well as region specific legislation.
Safety and health policy
AngloGold, a South African-based international gold mining company, recognises that excellence in the management of safety and health is an integral part of its business. The AngloGold safety and health policy provides the foundation for the company's commitment to improving safety and health performance.
The Chief Operating Officer (COO) is charged with the overall management of occupational safety and health, reporting to the Chief Executive Officer (CEO) and also to a committee of the Board of Directors, which is under the chairmanship of a non-executive director. The Board requires company-wide compliance with this policy and this will be monitored by regular audit reports to the Board and sub-committee.
To achieve this AngloGold will:
·
provide a working environment that is conducive to safety and health;
·
place the management of occupational safety and health as a prime responsibility of line management from the executive through to the first line supervisory level;
·
obtain employee involvement and consult with employees or their representatives to gain commitment in the implementation of the policy;
·
provide all necessary resources to enable compliance with this policy;
·
comply with all relevant laws, regulations and standards. In the absence of appropriate legislation, standards reflecting best practice will be adopted;
·
adopt a zero tolerance approach to the implementation of standards and procedures;
·
implement safety and health management systems based on internationally recognised standards and assess the effectiveness of these through periodic audit;
·
conduct the necessary risk assessments to minimise and control occupational hazards;
·
promote initiatives to continuously reduce the safety and health risks associated with the business activities;
·
set safety and health objectives based on a comprehensive strategic plan and measure performance against the plan;
·
monitor the effects on the company's operational activities on the safety and health of employees and others and conduct regular performance reviews;
·
provide the necessary personal protective equipment;
·
establish and maintain a system of medical surveillance for all employees;
·
ensure that employees at all levels receive appropriate training and are competent to carry out their duties and responsibilities;
·
require contractors to comply with this policy; and
·
seek to influence joint partners to apply this policy and promote it in other ventures.
A country-specific policy, where required by legislation, is available.
Across the regions and operations, various safety and health agreements have been negotiated and are in place. The safety and health agreement signed between the management of TauTona and the unions represented on the mine is attached as an example.
(See TauTona safety and health agreement).

Occupational safety and health
Review of 2003
SH27
4. Review of 2003
AngloGold recognises that excellence in the management of safety and health is integral to its success as a business entity. AngloGold is committed to working with employees, trade unions and government representatives to improve safety and health management across the company and has extensive joint management and union safety and health forums, particularly in South Africa, to be able to achieve this. Considerable resources and effort are dedicated to identifying and implementing best practice across operations, as well as addressing specific problem areas as and where these may arise.
Governance and structure
While a Board committee oversees safety and health reporting company-wide, the recently revised safety and health policy allows for country-specific principles and guidelines to be developed in accordance with local legislation. Guided by the policy, the COO, Dave Hodgson, is charged with the overall management of occupational safety and health. He reports to both the CEO, Bobby Godsell, and the Board committee on Safety, Health and Sustainable Development, which is chaired by non-executive Board member, Bill Nairn. The other committee members are Deputy Chairman, James Motlatsi, and CEO, Bobby Godsell. Members of management are invited to participate in the committee's proceedings as and when required. In addition to reviewing the overall performance of the key indicators, the committee sets objectives and advises on strategy. The committee also conducts on-site inspections on matters of serious concern.
Although occupational health management is viewed as a matter for line management, occupational health surveillance and the provision of health care is overseen by AHS.
(See box).
Occupational health issues remain important
AngloGold provides a comprehensive health service to its employees, especially in South Africa, where the majority of the company's employees are located.
In South Africa, AngloGold runs two occupational health centres, each of which is staffed by two doctors and some 30 support health care practitioners. These centres conduct risk-based medical surveillance programmes, of which 5,733 initial, 804 transfer, 38,528 periodical (annual/three yearly) and 4,143 exit medical examinations were undertaken during the year.
Management of safety and health
About AngloGold Health Service
AngloGold Health Service (AHS) is a wholly- owned subsidiary of AngloGold and provides health care services to AngloGold's 42,448 employees in South Africa and a growing number of their dependents through its extensive network of world-class hospitals, community-based clinics and on-mine medical stations. AHS also manages the provision of health care at the East and West African operations.
AHS employs some 1,300 people, 60% of
whom are health care professionals. The company owns and operates two hospitals - one in Orkney and one in Carletonville. Each AHS hospital has medical, surgical and maternity wards, an intensive care unit, operating theatres, casualty and outpatient facilities, as well as radiography, physio- therapy and occupational health services. AngloGold's South African employees have unlimited access to these health care facilities.
AHS also operates two full-scale
occupational health centres on behalf of AngloGold. At these centres initial periodical transfer and exit medical examinations are carried out in terms of legislation. The primary objective of this routine surveillance is the prevention, early detection and treatment of occupational lung diseases (OLD), it also ensures that employees are fit to work in their own specific occupation.
An AHS subsidiary, Aurum Health
Research, was established in 1998 to conduct world-class research into HIV, TB and OLD. Staffed by senior medical and research personnel, Aurum is able to conduct fundamental research, the findings of which can be quickly and effectively implemented in the work situation.
Board committee on safety,
health and sustainable
development.
Chairman: Bill Nairn,
Non-executive Director
Chief Executive Officer:
Bobby Godsell
Chief Operating Officer:
Dave Hodgson
Regional executive officers
Mine managers
AngloGold Health Service
Occupational health surveillance
in South Africa and East
and West Africa
Health care provision in
South Africa

Occupational safety and health
Review of 2003
SH28
Outside of South Africa, occupational health care is provided by on-site primary health care clinics.
The primary challenges facing the company from an occupational health perspective are:
·
Noise-induced hearing loss (NIHL);
·
Tuberculosis (TB); and
·
Occupational lung disease (OLD).
NIHL levels improve
In South Africa, stricter screening for NIHL, in preparation for new compensation legislation which became effective in November 2003, required the base-lining of all employees. This meant an increase in NIHL reporting rates in 2002, but there was a significant decline in 2003.
Major efforts over the last three years have resulted in the muffling of all rock drills as well as 95% of all noisy underground fans in the South Africa region. Results from this initiative should become evident in decreased NIHL in the future as ambient noise levels have been significantly reduced.
In addition to engineering efforts, the hearing conservation programme was advanced by a trial to determine appropriate hearing protection devices (HPDs) for different occupations and workplaces. Five different HPDs are now standard stock items.
Controlling exposure to dust
Exposure to silica dust remains one of the major contributing factors in the development of TB and OLD. The relatively high rates of TB infection are also a consequence of the high background prevalence of HIV; 84% of new TB patients are HIV positive.
(See case study on page SH39).
AngloGold continues to implement initiatives to improve dust control
(See case
study on page SH33)
and eradicate or minimise the prevalence of OLD,
in particular, silicosis
(See case study on page 35)
. AngloGold has been
instrumental in driving legislation towards a new approach to dust management within South Africa. These initiatives have informed the new "Guideline for Airborne Pollutants", published by the DME, which is now mandatory in South African mining. Initiatives with respect to refining engineering controls, dust filtering, and administrative and personal protective equipment continue, in an effort to provide a safer work environment.
New methods of measurement implemented on the South African operations have provided the basis for engineering control; these efforts have been rewarded by results that show that no employee in the South African region has been exposed to dust levels above the accepted safe levels for the last four consecutive quarters.
TB remains an important element in occupational health and in South Africa is classified as a compensable disease in silica-exposed employees. More effective detection methods are resulting in earlier diagnosis and treatment, which is limiting the onward transmission of the disease and reducing disability. Nonetheless, the increasing TB rates are a cause for concern and are directly related to the prevalence of HIV/AIDS.
Efforts to curb HIV infection are discussed in the HIV/AIDS section of this report.

Occupational safety and health
GRI
SH29
Core indicators
LA5. Practices on recording and notification of occupational diseases and how they relate to the ILO Code of Practice on recording and notification of occupational accidents and diseases.
·
Recording and notification of occupational diseases and injuries in line with AngloGold Safety and Health guidelines, informed by ILO guidelines and in compliance with country-specific legislation.
LA6. Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees.
South Africa
·
Joint safety and health committees in place at every operation, in line with the Mine Health and Safety Act. All working places covered by such agreements.
East and West Africa
Committees in place.
Additional indicators
LA14. Evidence of substantial compliance with the ILO guidelines for Occupational Health Management Systems.
Internal/External audit process.
·
Internal - by Corporate Office and mines
·
External
·
South Africa
- British Standards Institute (BSI)
- National Occupational Safety
Association (NOSA)
·
E&W Africa - Morila: function carried out
by Corporate Office
- Others: NOSA
·
South America - NOSA
·
Australia - RISKMIN
·
North America - None (function carried out by
Corporate Office)
·
Statutory
·
South Africa - Department of Minerals and
Energy (DME)
·
E&W Africa
- Namibia - DME
- Mali - Institute Nationale
Prevention Societe (INPS)
- Tanzania - DME
·
South America - Argentina - Aseguradora de
Riesgos Del Trabajo (ART)
- Brazil - National Social
Security Institute (INSS)
·
Australia - Department of Industry and
Resources (DOIR)/
Department of Business,
Industry and Resource
Development (DBIRD)
·
North America - Mine Aggregate Safety and
Health Act (MHSA)
LA15. Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and the proportion of the workforce covered by any such agreements.
South Africa
·
Example of agreement on website. 100% of all workplaces covered by such agreement and 100% of all employees.
East and West Africa
No formal agreements in place although participation is encouraged.
5. Reporting in line with the Global Reporting Initiative (GRI)
Health and safety

Occupational safety and health
GRI
SH30
Core indicators
South America
Committees in place.
Australia
Committees in place.
North America
Committees in place.
LA7. Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers).
These rates reflect injury-related absenteeism only. South Africa LTIFR:
10.40
Lost days: 36,111
Absentee rate: 0.24%
Absentee rate (including
health related absenteeism):
2.90%
Work-related fatalities: 40
East and West Africa
LTIFR:
1.77
Lost days: 629
Absentee rate: 0.03%
Work-related fatalities: 2
South America
LTIFR:
4.48
Lost days: 2,007
Absentee rate: 0.20%
Work-related fatalities: 1
Australia
LTIFR:
5.54
Lost days: 85
Absentee rate: 0.03%
Work-related fatalities: 0
North America
LTIFR:
2.91
Lost days: 211
Absentee rate: 0.12%
Work-related fatalities: 0
LA8. Description of policies or programmes (for the workplace and beyond) on HIV/AIDS.
Yes. See HIV/AIDS section of the report.
Additional indicators
South America
No formal agreements in place although participation
is encouraged.
Australia
No formal agreements in place although participation
is encouraged.
North America
No formal agreements in place although participation
is encouraged.
5. Reporting in line with the Global Reporting Initiative (GRI)
(continued)
Health and safety

Occupational safety and health
Occupational health
SH31
6. Objectives for 2004
·
Continue to provide medical surveillance examinations in South Africa, and improve on those currently undertaken in the East and West Africa region
·
Continue efforts to minimise noise in the workplace and further reduce number of new cases of NIHL
·
Continue to improve dust measurement and control, and reduce incidence of OLD by 50% from 2000 to 2004
·
Monitor and manage the incidence of TB, including undertaking far-reaching research projects through Aurum
(See case study on page SH39)

Compliance	Severity of Non-compliance or Deviations

Occupational safety and health
Case studies
SH32
7.1 Setting the standard - AngloGold contributes to Global Reporting Initiative
AngloGold Limited is a founding member of the International Council on Mining and Metals (ICMM) and has been a strong proponent of the ICMM's drive in support of sustainable development in this sector. An important part of the ICMM's recent initiatives has been the setting of reporting standards and, in particular, producing a mining and metals supplement in support of the Global Reporting Initiative (GRI). Work initiated recently by Dr Dave Barnes of AngloGold Health Service, in conjunction with representatives from Anglo American plc and the South African Chamber of Mines, could have a significant impact on safety and health reporting in all industries in the future.
Says Dr Dave Barnes, "It was apparent that the GRI was rather non-specific with respect to occupational safety and health reporting, so in developing the new mining and metals supplement we have taken the lead, which may be followed by other industry-specific GRI supplements in the future.
"Of note is the introduction of modern concepts such as the use of leading and lagging indicators. Leading indicators are of particular importance in occupational health as long latent periods usually precede the development of occupational diseases. Therefore the emphasis on contributing risk (leading indicators) is more important than counting up disease cases (the lagging indicators) 10 to 15 years later.
"The idea of deriving specific leading indicators from a particular mine's set of lagging indicators (occupational disease) was adapted from certain safety management systems.
"We anticipate that our contributions to the GRI mining and metals supplement will assist in raising the importance of proactive occupational safety and health management in mining."
The supplement will be published for comment by GRI in mid-2004, after which it is expected to be adopted by industry.
LEADING INDICATORS
OHS Management system (GRI-LA14)
Specific (GRI-LA14)
Associated with: information on lagging safety and health indicators, the findings of an audit, new information on a risk, the significance or perceived significance of a risk, an organisation-wide campaign to address a specific risk, promoting an OHS culture, etc.
SAFETY
Light vehicles
Surface Mobile Equipment
Underground Mobile Equipment
Underground Ground Control
Hazardous Materials Management
Molten Materials Management
Equipment Safeguarding
Isolation
Working at Heights
HEALTH
NIHL
Silicosis
Asbestosis
Silicotuberculosis Occupational Asthma
Hand/arm vibration syndrome
Musculoskeletal
An overview of the reporting process using both lagging and leading indicators
LAGGING INDICATORS
Recording and notification (GRI-LA5)
Data and statistics (GRI-LA7)
Safety - Fatalities and FFR; Injuries and IFR.
Health - Persons exposed; New cases.
SAFETY
Light vehicles
Surface Mobile Equipment
Underground Mobile Equipment
Underground Ground Control
Hazardous Materials Management
Molten Materials Management
Equipment Safeguarding
Isolation
Working at Heights
HEALTH
NIHL
Silicosis
Asbestosis
Silicotuberculosis Occupational Asthma
Hand/arm vibration syndrome
Musculoskeletal
Sub-set of specific
leading indicator
categories - linked
to information on
lagging indicators
Noise
1 Has a survey of noise levels
been undertaken?
2 Is the frequency/octave
profile of noise sources
available and used in the
 treatment of this risk?
3 Have noise zones been
demarcated? (Areas where
 the noise level is
85dBA)
4 Do you have a hearing
conservation programme (yes or no)? If no score 0 and proceed to the next risk area, if yes score 3 and proceed with this section.
5 Are employees trained in the
risks due to noise exposures?
6 Are noise characteristics
requested for new machinery
in the procurement
documentation?
7 Is the approach to noise
reduction in line with the
order of priority in the "risk
management guideline" ie.
eliminate, control at source,
minimize exposure, PPE
8 If PPE is used, is the selection
based on the characteristics
of the noise source
and audiometric information?
9 Is the PPE issued certified by
the local (National) quality control authority (standards bureau)?
10 Is a PPE compliance
monitoring programme implemented?
11 What is the percentage
compliance with correct use of PPE? (1 - 30 = 1, 31 - 70 = 2, 71 - 100 = 3)
12 Are exposed employees
subjected to regular audiometric monitoring of their hearing? Typically, employees exposed to between 85 and 104 dBA are monitored annually and those exposed to 105 dBA or greater are monitored 6 monthly. However, this may be different according to local medical advice or legislation.
13 Are employees retrained if
they are found to show signs of noise-induced hearing loss?
14 Does information from the
medical surveillance programme feed back into hearing conservation programme?
Corrective actions: A - Management attention required (within 6 months) B - Attention required with time (within 12 months) C - Deviation noted (minor deviation only) Blank - This area is not applicable
% A B C Comment
Specific leading health indicators for NIHL

Occupational safety and health
Case studies
SH33
South Africa
7.2 Improving dust control delivers results
The incidence of occupational lung disease (OLD) has decreased at AngloGold thanks to increasing efforts to improve dust control on the South African operations. Not only is this evident in declining cases of compensation for OLD, but monitoring of workplaces has shown a significant decrease in exposure to harmful respirable dust particles.
In the late-1990s an AngloGold team, as part of the Department of Minerals and Energy's (DME) Occupational Hygiene Sub-Committee (OHSC), identified improved measures to determine employees' exposure to respirable silica dust. Following representation by AngloGold to the DME to gain permission to change these methodologies at its Vaal River operations, a new method of monitoring employee exposure to dust was established across all of AngloGold's South African operations by the end of 1999. AngloGold's new methodology assisted in informing the development of the guidelines for a Code of Practice for airborne pollutants as issued by the Chief Inspector of Mines.
The implementation was undertaken in three phases:
·
Respirable dust concentrations were determined for various geographical areas and activities on each mine;
·
Next came the identification of critical occupations, based both on historical reported cases of OLD and continuous dust monitoring;
·
Finally, this led to the development of new dust management tools (such as an automated computerised system to link measured exposures to employees' medical records, as well as a new personal dust monitoring system) and a new code of practice for AngloGold's South African operations.
In 2001, AngloGold established a Dust Steering Committee responsible for strategic issues relating to dust management. Says Des Wrigley, Manager Occupational Environment for the South African operations, "The steering committee aims to achieve a quantum reduction in dust exposure - by 50% from 2001 to 2004 - and we are seeing improvements."
In 2002, a Dust Technology and Innovation Supporting Team was established to evaluate best practice. The team comprises a range of occupational hygiene professionals/practitioners and meets on a monthly basis to share and review information and practices both within the company and the industry as a whole. If required, these are then adopted for implementation throughout AngloGold.
Both major and minor control initiatives have flowed from work to reduce dust exposure in identified high-risk areas, occupations and tasks. During the past two years these have included:
·
A footwall treatment programme implemented at all South African operations has treated more than 200 linear kilometres in 2003. A harmless (molasses- based) chemical is sprayed on the footwall of major intake airways to trap the dust on the footwall and prevent it from becoming airborne.

Occupational safety and health
Case studies
SH34
·
The cleaning of all vertical shafts and implementation of maintenance programmes. Old mud and dust accumulations, resulting from spillages, have been removed (by means of shovels, watersprays, etc) from the shafts. Programmes have been implemented so that any new mud spillages in the shaft are removed as soon as possible.
·
The design and development of new and improved dust filtration plants suitable for different dust loads. This was done in conjunction with various dust filtration suppliers. Nine new design filter plants have already been ordered for installation at Kopanang mine and it is anticipated that more of these units will be purchased during 2004 to replace some of the existing filter plants that are not performing adequately.
·
The identification of appropriate respiratory protection devices. This was done by first considering the dust filtration quality of various respirators and secondly by determining employees' preferences regarding respirators. The selected respirators were then placed on standard stock and a directive issued to ensure that only these respirators are used.
·
Work to identify appropriate dust control mechanisms at ore passes, is undergoing trials at Tau Lekoa mine. Here, the ore transport hopper is equipped with low friction material to ensure that the ore is emptied correctly and completely. In the past some ore always remained in the hopper after it was emptied and the dust from this became airborne as the hopper moved into the intake airway. By employing the new methodology, no ore is left in the hopper. Dust concentrations in the intake airway are thus reduced and less airborne dust flows into the working areas of the mine.
·
Development of a dust training video to enhance training of all employees with regard to dust management and personal protection. The video is currently being circulated to various committees for approval. After final approval the video will be used as an induction training tool to educate our employees on the dangers of dust and also on how to protect themselves against dust.
Programmes that are to be investigated during the year ahead include an in-stope water blast system. This system will ensure that the stope is automatically watered down directly after the blast and should result in employees being exposed to lower levels of dust when they enter the stope at the start of the next shift.
The treatment of entire intake airways across the operations is also planned (similar to the treatment applied to footwalls, but now also including the sidewalls) as well as an investigation into methodologies to reduce dust exposure resulting from blowing over and socket cleaning processes.
Says Des, "When we measure exposure we look at the concentration of dust. At the end of September 2003, no employees had been exposed to total respirable dust concentrations in excess of 1mg/m
3
for four consecutive quarters.
The number of homogenous exposure groups (which represent groups of employees in a working area who are exposed to approximately the same levels of dust concentration) exposed to quartz dust concentrations of more than 0.05mg/m
3
was
zero for the second quarter in a row. The limit specified by the Mine Health and Safety Act is 0.1mg/m
3
.
Although hazardous dust is less of an issue on open cast mines, the South African dust control teams have visited the Sadiola, Yatela and Morila mines in Mali and Geita Gold Mine in Tanzania and recommendations on dust control have been made to the respective management teams at these operations.

Occupational safety and health
Case studies
SH35
South Africa
7.3 Facing up to the challenge of silicosis
The issue of silicosis amongst mine workers on South Africa's gold mines was brought to the attention of the public during 2003 with the threat of a legal suit against a number of South African mining companies. But the issue of occupational lung disease or silicosis has long been a key focus area for AngloGold's safety and health team, and indeed is an issue which the mining industry as a whole has been grappling with for decades. At AngloGold, the significant efforts made in understanding, monitoring and managing dust control and the medical surveillance and attention attached to this, have yielded some success.
(See case study on page SH33).
Intensive efforts have been and are still being made to prevent and identify early silicosis and at the same time to treat and compensate those who have silicosis from past exposure. The development of silicosis also leads to the increased risk of contracting tuberculosis (TB) which is further compounded by the presence of HIV.
Compensation for silicosis
Compensation for silicosis (and certain other occupational lung diseases) is provided for in the Occupational Diseases in Mines and Works Act (ODMWA) of 1973. The Act is administered by the Compensation Commissioner under the auspices of the national Department of Health. Submissions for compensation are routed via the Medical Bureau for Occupational Diseases (MBOD) for assessment of impairment.
Central to the legislation and the notion of the funding of compensation claims is that employees with an impairment are guaranteed compensation and the employer is protected from any subsequent civil claim.
Premiums levied on mines to fund this compensation are based on risk (calculated as a result of dust measurements made on mines). Currently, AngloGold pays 39 cents per employee per shift worked.
How the legislation has changed
The MBOD was established 100 years ago to effect medical surveillance and compensation for white miners. At the time, black miners were considered to be temporary on the basis that they were recruited by the industry on a nine-month contract. Also, black miners were not deemed to be susceptible to respiratory diseases as their total length of service (and therefore exposure) was generally much shorter than that of white miners. Black miners underwent medical surveillance examinations by doctors employed by The Employment Bureau of Africa (TEBA) and later by mine-based doctors.
Miners were first compensated under ODMWA in 1903. However, compensation awards under ODMWA were racially differentiated until 1993.
Prior to 1982, miners (black and white) who developed a certifiable disease in the first degree (which meant between 10 and 40% disability) were not allowed to return to work as their certificate of fitness was removed. This regulation changed in 1982 so that miners still fit to work (despite having early silicosis or cured TB) were allowed to continue working. ODMWA makes provision for free medical examination of ex- mineworkers at the MBOD in Johannesburg on a biennial basis. ODMWA also provides for post-mortem compensation.
Managing silicosis today
In addition to the programmes in place at the AngloGold operations today, every employee who works in a silica-risk environment has initial, periodical (three yearly) and exit medical examinations consisting of chest x-rays and lung function testing. AngloGold's TB control programme also requires that all employees exposed to silica dust have six-monthly x-rays to detect TB early, usually before the employee becomes ill and infective to colleagues.
Cases of early silicosis (that are not eligible for compensation) are dealt with in terms of AngloGold's Medically Affected Employees Policy (MAEP) where attempts are made to place the affected employee in a low-silica environment.
What is silicosis?
Silicosis, an occupational lung disease (OLD), is caused by the inhalation of free silica dust which is present in mining areas where quartz concentrations are high, as is the case in many deep-level gold mines. The silica dust is inhaled and causes a fibrotic (or scarring) reaction in the lung. Often there are no symptoms of the disease. In severe cases, breathlessness and coughing are principal complaints.
Silicosis should not be confused with
asbestosis, a link that has been drawn by some parties with an interest pursuing legal action in SA. While silicosis is a serious issue and disease, uncomplicated silicosis is usually benign. However, there are further factors at work, particularly in the South African context. Silicosis predisposes individuals to the development of TB, especially when an employee is also HIV positive. Although research has shown that silicosis may lead to lung cancer, it is not associated with mesothelioma, which is the deadly form of lung cancer associated with asbestosis.

Occupational safety and health
Case studies
SH36
When employees are eligible for compensation, AngloGold makes prompt submissions to the MBOD and assists in ensuring speedy payment. Employees with first degree silicosis can continue working although they would be placed in a low-risk environment. Those with second degree silicosis would no longer be allowed to work in high-risk environments (such as underground, or in metallurgical plants).
Since 1999, AngloGold has made provision for ex-mineworkers to make use of its occupational health centres near Orkney and Carletonville for their biennial examinations.
To deal with the cases of ex-employees who may be suffering from silicosis and who may not have been compensated, AngloGold (through the Chamber of Mines) has offered to enter into a partnership with the State to identify such people so they may be treated and compensated. Specifically, AngloGold has offered to make available both its occupational health centres and rural health care facilities for assessment of impairment.
In conclusion, the issue of silicosis remains a challenging one for the industry, but one in which AngloGold acknowledges its role and its responsibility in working with the State and the industry as a whole to ensure that appropriate measures are in place to limit exposure now and in the future, and to secure compensation for those who may have been exposed in the past.

Occupational safety and health
Case studies
SH37
South Africa
7.4 Fitness for work - a scientific approach to matching employees to job requirements
Physical fitness is a prerequisite for jobs in many industries, but in the mining sector it is not only necessary in terms of productivity, but also fundamental to the maintenance of good safety and health. With this in mind, AngloGold Health Service (AHS) Occupational Health division has developed a functional work capacity (FWC) test battery to assess employees' physical abilities to undertake a variety of job-related tasks. The FWC test forms part of a suite of existing assessments (such as medical, physical and heat tolerance screening) and is directly linked to medical surveillance, a statutory requirement.
The FWC test comprises 19 elements simulating representative functional work abilities and embraces aspects such as mobility, work position and effort in both restricted and unrestricted work environments, as well as dexterity in different work positions. Overall work capacity is also assessed. Employees need only be assessed in those test elements crucial to their specific job requirements.
"The term overall fitness embraces both medical and physical fitness," says Tia-Mari Hofmann, who is an occupational therapist at the AHS West Wits Occupational Health Centre, "but excludes mental well-being and aptitude which is assessed through psychometric testing where necessary."
Medical fitness comprises satisfactory health as determined by a general medical examination and the absence of critical contra-indications or impairments as determined by a risk-based medical examination or medical surveillance. Physical fitness is a combination of age considerations, anthropometry and physique, and heat tolerance.
The 19 elements that make up the test simulate functional work demand - each element has a specific physiological workload that has to be completed in a reasonable time.
Says Tia-Mari Hofmann, "To avoid premature fatigue and the onset of heat disorders, self-pacing at a moderate work intensity is probably the most important counter. In the development of the FWC test, the norm or standard required was set at the individual's ability to undertake full-shift work at a rate which, at the very least, can be regarded as moderate. Normal healthy individuals, without any special endurance training, can generally achieve such work rates through self-pacing.
The FWC evaluation can be applied at three levels with each level having a specific purpose.
·
Level 1: Job allocation and re-allocation. Assessments of FWC at this level are intended to provide a rating of full-shift work capacity of healthy, fit individuals. The performance ratings are expressed in terms of various categories which, in turn, facilitate job allocation and, if indicated, job re- allocation. All jobs of a physical nature in AngloGold were analysed according to functional requirements and the main tasks associated with each job were identified. There is an important distinction to be made between those tasks regarded as critical and those, although part and parcel of the job, regarded as being of secondary importance. Collectively, this information constitutes a particular job profile.
The FWC test battery can be tailored to the job profile and any employee, prospective or otherwise, rated in objective terms. Assessments are therefore specific and resource-effective.
In 2002, Gert Geyer, then an electrician at Mponeng mine, was injured in a motor bike accident. He sustained a brachial plexus injury, leaving him with no elbow flexion and limited handgrip function of the left hand. Gert was referred for an FWC assessment to establish whether he could resume his normal duties. A judgement based purely on his physical appearance indicated that this would not be possible, but when he was evaluated on work samples that represented his physical job requirements, the assessment indicated that - although he had suffered a serious impairment - he had adapted so well to his limitations that he was able to perform work tasks in a safe and productive way. As a result Gert returned to his previous occupation as an electrician on the winders. His supervisor, Andre Olewagen, is very pleased with his work performance and indicated that he is a motivated worker and an inspiration to everyone with whom he works.
Gert Geyer (left), with his supervisor
Andre Olewagen from Mponeng mine

Benjamen Hlabahlaba
Occupational safety and health
Case studies
SH38
·
Level 2: Screening and rehabilitation. FWC assessments at this level serve two purposes, namely the development of an FWC profile for the purpose of an overall assessment, and monitoring of rehabilitation.
Regarding rehabilitation, only selected FWC elements are used to monitor progress. A final assessment at this level may include all of the elements prior to proceeding to Level 1 assessments. Level 2 assessments represent a more advanced (strenuous) stage in rehabilitation, the entry level being Level 3.
·
Level 3: Rehabilitation. The emphasis here falls on functionality and not on endurance. Specific elements will depend on the nature of the injury or limitation.
"The most direct benefit of an FWC assessment as far as the employee is concerned is that his physical skills, ability and work capacity are matched to a specific job or range of tasks. Premature fatigue and injury, and the short-term consequences of a mismatch between ability and demand, are therefore prevented or minimised.
"In the longer term, the benefit is sustained good health. Even in the event of injury or failing health, FWC assessments enable a realistic re-allocation of jobs and retention of rewarding careers.
"From an employer's perspective, there are enormous gains in productivity, safety and health, and the retention of skills."
Benjamen Hlabahlaba was a stope team worker who was injured in 1981 when a mono-rope - a device used to transport underground wooden support packs to the workplace - amputated all the fingers of his right and dominant hand. After medical intervention and rehabilitation, he was given a clerical job on the mine, but he wanted to return to his original job. He was tested using the critical elements of the FWC test on load handling in restricted work areas and proved that, with only a pinch grip, he could perform this essential task in a safe and productive manner. His test scores complied with the standard set by healthy in-service employees and, as a result, he resumed his original work.
Alfred Nikka, a sampler underground at TauTona mine, recently sustained a below-the- knee amputation owing to a medical condition. Alfred was initially tested on the FWC test battery after the completion of his acute rehabilitation phase to determine his current abilities and limitations to perform manual work. The FWC test battery's dual function of vocational rehabilitation was also used to rehabilitate Alfred. His rehabilitation was monitored by means of weekly FWC evaluations. When Alfred's functional work abilities reached a satisfactory level, a final work assessment was done on the FWC test battery. The results clearly defined Alfred's abilities and limitations in performing manual work. This information, gathered at the end of 2003, is assisting Human Resources in their search for a job where he can still continue working safely as a productive employee.
Alfred Nikka during his vocational rehabilitation at the Functional Work Capacity Test centre.

Occupational safety and health
Case studies
SH39
South Africa
7.5 The fight against TB - Aurum leads the way
A ground-breaking study is to be undertaken in the South African gold mining industry by Aurum Health Research, which is wholly owned by AngloGold. Aurum is a member of the international Consortium to Respond Effectively to the AIDS/TB Epidemic (CREATE), which in turn is funded by the Bill and Melinda Gates Foundation. The study, which has been submitted to the Bill and Melinda Gates Foundation and the Safety in Mines Research Advisory Council (SIMRAC) for funding, has an estimated budget in excess of US$10 million and will be undertaken in collaboration with several gold mining companies, including AngoGold, the Departments of Health, Labour and Mineral and Energy Affairs, various labour unions and associations, and international scientists from the London School of Hygiene and Tropical Medicine and Johns Hopkins University.
Says Prof. Gavin Churchyard, head of Aurum Health Research, "CREATE was established in response to a growing recognition among TB and HIV experts that innovative and even radical approaches to TB control will be necessary to reverse the alarming trends in the incidence of these diseases that have been exacting a devastating toll on societies in the developing world."
During the 1990s it became apparent that, despite meeting World Health Organisation (WHO) targets for tuberculosis (TB) detection and cure, the incidence of TB among employees in the South African gold mining industry had risen sharply. As a result, TB is now the principal cause of death in the workforce with a five-fold increase in the rates of TB coinciding with the onset of the HIV epidemic in South Africa.
A comprehensive TB-prevention programme, which included all aspects of the WHO's TB control strategy as well as x-ray screening, was unsuccessful in reducing the incidence of TB. Consequently, an alternative approach is being investigated and plans are presently underway to determine the likely effects of a community-wide TB preventative therapy on TB rates in the South African gold mining industry.
The rationale supporting this approach is that all individuals at risk of developing TB in the population would be treated rather than only those identified as being high-risk, such as those who have the HIV infection or silicosis. Furthermore, if successful, such a programme would reduce the transmission of TB between people, which would lead to fewer TB cases occurring later, thus resulting in improved control of the disease.
The aim of the study is to investigate the effect of preventive therapy on TB prevalence rates among miners in the South African gold mining industry. The specific objective is to compare the efficacy of nine months of TB preventive therapy using the TB drug Isoniazid offered on a community-wide basis, with that of standard care as currently practised in the gold mining industry.
According to Prof. Churchyard, "the aim is to identify and evaluate novel strategies to reduce the incidence of TB in groups with high rates of HIV and TB infections. It is imperative that novel and effective public health strategies are developed. This is particularly so for the gold mining industry which has a high burden of TB."
TB has a high social and economic cost, both for the individual concerned and the industry as a whole. It is both an occupational and a compensable disease. Improved health on the part of employees of the gold mining industry would lead to improved quality of life, improved productivity and much reduced costs.
This study is scheduled to begin in the first quarter of 2004. The findings of the CREATE research portfolio will be used to develop new global policies to combat TB/HIV, a key criterion of projects which the Bill and Melinda Gates Foundation supports. CREATE will make a major contribution to identifying efficacious strategies to reduce suffering and death from HIV-related TB worldwide.

Occupational safety and health
Case studies
SH40
East and West Africa
7.6 Stamping out malaria for good
Malaria is a life-threatening parasitic disease that is endemic in many of the areas where AngloGold owns and operates mines. Malaria has a significant impact on both the productivity of employees and the functionality of surrounding communities.
Says Dr Dave Barnes of AngloGold Health Services (AHS), "There are about 153,000 people living within the vicinity of mines in the East and West Africa region, of which 3,840 are employees. By putting in place the necessary measures to combat malaria, we can have an enormous impact on our employees' health, as well as that of the people in the local community.
"AngloGold's malaria intervention programmes draw on international standards and best practice. To ensure that the programmes benefit the countries and regions in which we operate and that they are sustainable after we have left, we actively pursue partnerships with the Roll Back Malaria
(see box)
Global
Partnership and the Medicines for Malaria Venture (MMV). Added to that, country-specific co-operation and consultation with the World Health Organisation and local governmental offices are integral to our approach."
Says Dr Dave Barnes, "An exemplary approach to malaria control is apparent at the Morila mine in Mali. Here, a committed mine management team has been instrumental in reducing the malaria incidence rate among employees from a peak of 32% of employees in August 2000 to 6.3% in August 2003, despite August traditionally being the month with the highest incidence rate."
The multi-faceted programme adopted incorporates all the recognised elements of a malaria control programme, including vector (mosquito control) and the provision for early diagnosis and correct treatment of malaria cases. Epidemiologically-guided monitoring of programme effectiveness is important.
Dr Fanie Jute, Manager, Medical Services who is responsible for the malaria management programme at Morila explains, "During February 2003 we conducted research among employees, on the chemoprophylaxis usage patterns and other methods of personal protection. We used the information as part of our ongoing education campaign which includes posters in English and French, articles in Morila Morale, our monthly newspaper, information sent via email and through personal contact during visits by employees to the mine clinic.
"The importance of taking responsibility for one's own health is emphasised in all our programmes, with a great deal of emphasis placed on educational awareness and measures to avoid being bitten, as these are the areas that will be sustainable once mining ceases," says Fanie.
The programme is based on what is commonly known as the ABCD of malaria protection, namely:
·
Risk Awareness
·
Avoidance of being Bitten
·
Chemoprophylaxis
·
Early Diagnosis and treatment
"Unfortunately," says Fanie, "compliance among expatriates, in particular with regards to malaria chemoprophylaxis, remains a problem so the ongoing educational campaign is important."
Percentage malaria cases amongst
employees
0
5
10
15
20
25
30
35
J   F   M   A   M   J
J   A   S   O   N   D
%
2000
2001
2002
2003
Malaria threat increasing in Africa
Malaria is a life-threatening parasitic disease transmitted by mosquitoes. The parasite is transmitted from person to person by the bite of the female Anopheles mosquito, the most efficient and deadly of mosquitoes, which requires blood to nurture her eggs.
Although this disease was once
widespread, it was successfully eliminated from many countries with temperate climates during the mid-20th century. Today, the vast majority of malaria deaths occur in Africa south of the Sahara. There are at least three million acute cases of malaria each year, resulting in more than one million deaths. Around 90% of these occur in Africa; mostly young children. Malaria is Africa's leading cause of under-five mortality (20%) and constitutes 10% of the continent's overall disease burden.
Not only is malaria a significant health
risk in Africa, but it also has an enormous cost - estimated at more than US$12 billion each year in lost GDP. It accounts for 40% of public health expenditure, 30-50% of in- patient admissions and up to 50% of out- patient visits in areas with high malaria transmission.

Occupational safety and health
Case studies
SH41
Another important element of the programme to combat malaria is the bed net programme that began in 2002, with about 1,000 nets having been distributed to date. A follow-up net programme is currently being planned to ensure that every employee (and their dependents) has a bed net. To this end, the company's revised net policy will provide a net to cater for all employees during the first year of their contract and subsequent nets will be made available at a subsidised rate to employees and contractors.
In terms of environmental control, so called malaria "hot spots" were identified and the areas were filled with laterite to eradicate freestanding water puddles. This was a particularly problematic area during 2003 as there was much more rain than the previous year.
During the year ahead, the problem of water seepage below the fresh water dam will be addressed to reduce the number of puddles or potential mosquito breeding habitats. The fresh water dam itself does not pose a problem as its edges are kept clear and the dam is stocked with fish that eat any mosquito larvae that hatch in the dam.
Says Dr Jute, "Professor Richard Hunt of the School of Animal, Plant and Environmental Sciences, University of Witwatersrand was commissioned by Morila to conduct research on insecticide resistance patterns in mosquito populations on site and in the villages surrounding the mine. The final report is being used to drive the vector control programme and will ensure that appropriate and environmentally friendly insecticide is used at the mine and in the local villages immediately adjacent to the Morila mine. A malaria and public health control specialist was commissioned by AngloGold to assist in the practical aspects of insecticide spraying. This has ensured appropriate training and the use of the correct equipment. His recommendations will form an integral part of the vector control programme in future."
Feedback on the incidence of malaria is given bi-weekly at mine management meetings, as well as in a monthly departmental report. The structure of reporting incidences has been adapted to ensure accurate assessment of the efficacy of the new vector control programme as it now also includes high-risk groups such as pregnant women and children under five.
Similar programmes are now being planned for implementation at other mines in the region.
Roll Back Malaria - a global initiative
The Roll Back Malaria (RBM) campaign is a global partnership founded in 1998 by the World Health Organisation (WHO), the United Nations Development Programme (UNDP), the United Nations Children's Fund (Unicef) and the World Bank with the aim of halving the world's malaria burden by 2010. RBM promotes four main strategies: ·
Prompt access to treatment
· Insecticide-treated mosquito nets;
·
Prevention and control of malaria in pregnant women; and
·
Malaria epidemic and emergency response.
A bed net programme is one of the methods
employed in an effort to combat malaria at Morila.

Occupational safety and health
Case studies
East and West Africa
7.7 A model occupational health centre at Navachab
The Navachab mine in Namibia is one of the smallest of the AngloGold operations, but its size and remote location belie its efficient operation. This applies equally to its small but efficient occupational and primary health care centre, which has made enormous strides in recent years and is now viewed as a model for other similar operations. The mine is situated in the central Erongo region about 10km from the tranquil town of Karibib, surrounded by mountains. The nearest small state hospital is 30km away at Usakos.
Permanent employees are accommodated in company housing with their families and are all on a co-contributory medical scheme. Some contractor employees are accommodated in hostels. A trade union agreement is in place with the Mine Workers Union of Namibia (MUN). Following recent expansions, the life of mine has been extended to 2013.
Excellent safety performance has been recorded at the mine for many years, but occupational health practices were lagging. To address this, AngloGold Health Service was contracted to oversee the planning and co-ordination of occupational health in 1999. This has proved to be a recipe for success, says Dr DB de Villiers, the Occupational Health Practitioner at AHS who oversees this function.
Where necessary, external experts are brought in to provide professional advice. For example, when it was found that a number of procedures were lacking during mill relining, Dr Johan Kielblock, Consultant - Occupational Hygiene for AHS, visited the mine and produced a code of practice for mill re-lining. Dr Kielblock is an internationally recognised expert in heat stress management and has wide experience in drawing up guidelines for South African legislation.
Says Dr De Villiers, "When AHS first got involved, local general practitioners conducted occupational medical surveillance examinations at great cost to the mine. These examinations were not risk-based and records did not meet accepted Occupational Health standards. No exit medical certificates were issued and no formal medical surveillance programme for contractors was in place. Not all the necessary equipment was available on the mine and few links existed between occupational hygiene and occupational medicine. Documentation in regard to emergency preparedness was rudimentary. The only available ambulance was in a poor condition and the availability of emergency equipment was inadequate. Patient records were patchy and unreliable and occupational health reporting was rudimentary."
To address these issues:
·
Several guidelines for occupational health matters were introduced.
·
Occupational risk exposure profile documentation was initiated, resulting in risk-based medical surveillance being carried out for the first time.
·
Periodical and exit medical certificates were introduced.
·
The clinic sister visited the South African operations to observe occupational health programmes in practice.
SH42

Occupational safety and health
Case studies
SH43
Since those first days significant strides have been made:
·
Health performance reporting has developed from a rudimentary primary health care and basic medical surveillance activity report to a fully integrated occupational health, safety and primary health care report. Annual reports are produced in line with South African legal requirements, although this is not yet mandatory in Namibia.
·
Regular audit of the occupational health system is in place.
·
An agreement has been reached with a local occupational medical practitioner to assist with day-to-day occupational health problems which may arise and cannot be dealt with telephonically or timeously by AHS.
·
Cyanide emergency training has been completed for all plant, maintenance and laboratory personnel and has also been extended to staff from Usakos State Hospital. Contact has been established with Windhoek State Hospital, should the unlikely need arise to evacuate mine personnel to Windhoek.
·
Occupational and primary health care record systems have been streamlined. An investigation into more efficient electronic record keeping is being undertaken.
·
Codes of Practice for Minimum Standards of Fitness to work, Medical Surveillance and Substance Abuse Screening have been finalised and are in practice.
·
Initial (1999) action plans and goal setting have evolved from a long list of problem areas to a manageable short list.
·
A comprehensive HIV/AIDS programme is in place. (See case study in the AIDS section of this report).
Says De Villiers, "The mine clinic has been extended to accommodate the necessary occupational medical surveillance equipment and allow adequate space for the primary health care function.
A new ambulance was recently commissioned so Navachab is now suitably prepared to address any expected medical or surgical emergency.
None of this would have been possible without dedicated attention and commitment from the Navachab management team, especially the General Manager, Frank Bethune and the Safety Health and Environment Manager, Elsabe Farmer.

Occupational safety and health
Case studies
SH44
South America
7.8 Morro Velho in partnership with local communities
Morro Velho in Brazil, in partnership with local municipalities, communities and other institutions, recently contributed US$198,000 to the establishment of the Reference Centre for Pneumology in the town of Nova Lima. An additional US$100,000 was allocated towards consultations and medication during 2003.
Morro Velho and the town of Nova Lima are almost synonymous, with the company having drawn its employees largely from the people that reside there over the past 100 years. Although silicosis is currently not a threat to the health of employees - only one case has been reported in the past six years - the disease was frequently undetected and untreated in the past.
This has now changed, thanks to the new Reference Centre. The centre, which provides free services for the diagnosis and treatment of silicosis and associated diseases, has its own team of specialist physicians, including ancillary services such as social work, physical therapy and a pharmacy.
The centre, which was inaugurated in May 2003, is the largest of its kind in the country and offers out-patient treatment only. However, should patients require hospital treatment, they are referred to the Nossa Senhora de Lourdes Hospital, adjacent to the centre. To date, more than 5,000 former employees have been assessed. In addition to the medical assistance given to all patients, social workers are also on hand to assist the individual and the family in dealing with the illness, and with financial and family-related issues. Former employees who were found to have silicosis are also eligible for compensation.
The centre is engaged in partnerships with universities and research centres in furthering studies on lung disease.
Morro Velho in Brazil, in partnership with local
municipalities, communities and other institutions,
recently contributed US$198,000 to the establishment
of the Reference Centre for Pneumology in the
town of Nova Lima. The centre provides free service
for the diagnosis and treatment of silicosis and
associated diseases.

L1
Labour practices
Contents
Our labour practices
..................................................................
L1
Business principle: AngloGold as an employer - our labour practices
....................
L2
1. Key indicators
......................................................................
L3
2. Milestones - 2003
................................................................
L5
3. Policies and agreements
..........................................................
L5
4. Review of 2003
........................................................................
L6
5. Reporting in line with GRI
..................................................
L11
6. Objectives for 2004
................................................................
L16
7. Case studies
South Africa
7.1 Providing jobs at Stitch Wise
................................................
L17
7.2 Adult Basic Education and Training for South Africa region
........
L18
7.3 Employment equity in South Africa
........................................
L20
7.4 Meeting the requirements of the Mining Charter
....................
L22
7.5 Developing women in mining at Mponeng
............................
L25
7.6 Planning for closure at Ergo
..................................................
L27
East and West Africa
7.7 A practical approach to developing locals in Mali
....................
L29
Australia
7.8 Living the culture and values
................................................
L30
Levels of assurance The
symbol indicates reasonable assurance, established by:
-  conducting interviews and holding discussions with management, key personnel and/or stakeholders of AngloGold Limited and assessing data trends.
-  obtaining an understanding of the systems used to generate, aggregate and report the selected data.
-  conducting site visits to test systems and data and inspecting premises where necessary.
-  assessing the completeness and accuracy of the selected data.
-  reviewing and analysing collected information and effecting re-calculations where considered appropriate.
The symbol indicates limited assurance, established by:
-  conducting interviews and holding discussions with management, key personnel and/or stakeholders of AngloGold Limited and assessing data trends.
-  reviewing systems and documentation and performing analytical procedures where necessary.

Labour practices
Business principle
Business principles: AngloGold as an employer -
our labour practices
·
AngloGold is committed to upholding the Fundamental Rights Conventions of the ILO. Accordingly, we seek to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labour.
·
AngloGold is committed to creating workplaces free of harassment and unfair discrimination.
·
As an international company, we face different challenges in different countries with regard to, for example, offering opportunities to citizens who may not have enjoyed equal opportunities in the past. In such cases, the company is committed to addressing the challenge in a manner appropriate to the local circumstances.
.
We will seek to understand the different cultural dynamics in host communities and adapt work practices to accommodate this where doing so is possible and compatible with the principles expressed in this document.
·
The company will promote the development of a work force that reflects the international and local diversity of the organisation.
·
The company will provide all employees with the opportunity to participate in training that will improve their workplace competency.
·
The company is committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of the workplace.
·
The company is committed to developing motivated, competent and experienced teams of employees through appropriate recruitment, retention and development initiatives. An emphasis is placed on the identification of potential talent, mentoring and personal development planning.
·
Remuneration systems will reward both individual and team effort in a meaningful way.
·
Guided by local circumstances, we shall continue to work together with stakeholders to ensure minimum standards for company-provided accommodation.
·
The company assures access to affordable health care for employees and where possible, for their families.
·
We are committed to prompt and supportive action in response to any major health threats in the regions in which we operate.
L2

Labour practices
Key indicators
L3
1. Key indicators
·
AngloGold employed 55,439 people (including contractors) during 2003, 87% in the South Africa region (calculated on an average monthly basis).
·
In the South Africa region, 98% of employees are represented by recognised trade unions and covered by collective bargaining processes. Of these, 79% are covered by an agency shop agreement. In South Africa, an agency shop agreement exists across the lower level of worker, which constitutes the majority of the workforce. Union subscriptions are deducted from non-union members and paid directly into a fund. This money is used primarily for community upliftment. In the South America and East and West Africa regions respectively 78% and 50% of employees are represented by trade unions.
·
Some US$17 million was spent on training and development programmes during 2003.
·
During 2003, US$1.7 million (R12.8 million) was spent on literacy and adult basic education and training (ABET) programmes in South Africa:
- 44% of the South African workforce had qualifications of ABET 3 and above at the end of 2003. ABET has three qualification levels, namely ABET 1,2 and 3. In terms of the South African education system, an ABET 1 is equivalent to grade 3 (three years of formal education), ABET 2 is equivalent to grade 5 and ABET 3 is equivalent to a grade 7.
South Africa
87%
South America
6%
East & West Africa
5%
North America
1%
Australia
1%
Composition of global workforce
(Total: 55,439)
South Africa
89%
East & West Africa
4%
South America
3%
North America
2%
Australia
2%
Allocation of training and development expenditure - 2003 (Total: US$17 million)
0
2
4
6
8
10
12
14
South
E& W
Australia
South
North
Africa
Africa
America
America
Average length of service (years) * as at 31 December 2003
Figures represent monthly averages
and include contractors
*Note that the non-South African operations were
only acquired in the past five years.

Labour practices
Key indicators
L4
·
Employment equity programmes are in place across the group; targets have been set and are reported to the AngloGold Board sub-committee for Employment Equity and Development on a quarterly basis:
- Within South Africa, including AngloGold Health Service (AHS), 31%
of management and 13% of senior management comprise Historically Disadvantaged South Africans (HDSAs). The latter term includes citizens of countries of the South African Customs Union (SACU) plus Mozambique - all traditional labour-sending countries.
- Within South Africa (including AHS), 6% of all employees are women, while 16% and 5% of management and senior management are made up of women.
·
A programme to employ indigenous people is in place on the relevant operations. In the East and West Africa region the percentage of indigenous people employed was 90% in both 2002 and 2003.
·
Across AngloGold, 4,903 employees left the employment of the group during the course of 2003 - 4,329 from South Africa, 114 from Australia, 111 from North America, 222 from South America and 127 from East and West Africa.
0
20
40
60
80
100
Male
Female
South
E& W
Australia
South
North
Africa
Africa
America
America
Percentage male to female in senior management (mine manager and above)
0
20
40
60
80
100
Male
Female
South
E& W
Australia
South
North
Africa
Africa
America
America
Ratio of male to female employed (%)
0
20
40
60
80
100
South
E& W
South
Africa
Africa
America
Employees covered by collective bargaining agreements (%)
Note: The North America and Australia operations are
union-free organisations in accordance with common
industry practice in these countries.

Labour practices
L5
2. Milestones - 2003
·
Development of the group's business principles and the beginning of consultation and roll-out of AngloGold's core values.
(See values and
business principles)
.
·
Launch of the talent management programme across the group in 2003 with the aim of ensuring the company has sufficient people with the capability to deliver superior performance in top jobs in the next five years and to identify and grow the pool of talented people who will be leading the business in the future.
·
Implementation of performance contracts for mid-management and above to align individual effort with company objectives, to serve as an objective basis for recognition and reward, to provide feedback and improve performance and to identify training and development needs.
·
ISO certification and Mine Qualifications Authority (MQA) accreditation of the South Africa regional training facility, AngloGold Training and Development Services (ATDS).
·
Implementation of the well-known Hay job classification system in South America. This system is also used in the North America Region and at Geita mine in East Africa.
·
39 employees participated in AngloGold's Management Development Programme (MDP) and 34 in the Intermediate Management Development Programme (IMDP). The programmes have historically been run for South African employees, but candidates from the East and West Africa region joined these respective programmes for the first time in 2003.
·
4,156 employees completed ABET courses during 2003; 26,396 employees have been through ABET training during the past five years.
·
A two-year agreement on wages and conditions of service reached in the latter part of 2003 in South Africa, with all major unions and associations, and applicable to 98% of the South African workforce.
·
HIV/AIDS agreements signed with major unions in July 2002. Ongoing progress with HIV/AIDS programme.
(See HIV/AIDS section of this report.)
3. Policies and agreements
A range of labour practices policies and agreements are in place across the group and within the various regions depending on both specific circumstances and legislative requirements.
An example of a recognition agreement with the primary union, the National Union of Mineworkers (NUM), in South Africa.
(See recognition agreement
entered between AngloGold Vaal River Operations and the National Union
of Mineworkers as an example)
.
The group's Employment Equity philosophy was approved by the board in 1999.
See the Report to Society at www.anglogold.com
Other examples of agreements and policies include:
·
2003 wage agreement with the NUM
·
AngloGold sexual harassment policy
·
AngloGold's disciplinary policy and HIV/AIDS agreement

Labour practices
Review of 2003
4. Review of 2003
A world-class employer
As one of the world's leading gold mining companies, AngloGold is also one the largest mining company employers, particularly in South Africa. Faced with the challenge of skills shortages in many of the countries that it operates, along with the need to attract and retain competent people to the mining industry and the need to improve productivity through the improved utilisation of people, human resource development and management are of fundamental importance to the group.
In 2003, including contractors, the group employed some 55,439 people (2002: 54,042) broken down as follows: South Africa - 48,078 (2002 - 47,602), East and West Africa - 2,724 (2002 - 2,276), South America - 3,356 (2002 - 2,656), Australia - 540 (2002 - 599) and North America - 741 (2002 - 909).
In line with its commitment to being a leading employer, business units across the group provide employee benefits over and above those that are legally mandated. These include health care services (or access to health care), maternity and paternity benefits, education, and retirement, housing and accommodation, among others.
Governance and structure
While human resource strategy is driven by central policy from the corporate office in Johannesburg, each region or business unit develops and adheres to policies and procedures relevant to the region within which it operates, thereby complying with regional legislation or other labour requirements, as well as region-specific imperatives.
Employment equity, in particular, is guided by a committee of the board, which is chaired by Deputy Chairman, James Motlatsi. Other permanent members of the committee are Bobby Godsell (CEO), Nigel Unwin (Head of Human Resources and Information Technology) and Dave Hodgson (COO). The committee meets on a quarterly basis.
Human rights and fair employment practices
AngloGold is committed to upholding the Fundamental Rights Conventions of the International Labour Organisation (ILO) and seeks to ensure fair employment practices group-wide. By virtue of its South African domicile, AngloGold is subject to certain conventions signed by the South African Government. These include human rights and social issues (ILO 29, 87, 98, 100, 105, 111, 138). South Africa's constitution, together with its associated laws, is internationally acknowledged to be amongst the most progressive in the world, guaranteeing lack of discrimination, freedom of association and the rights of children, amongst other basic human rights.
South Africa, in particular, has a strong labour movement with progressive labour practices, and management/union relationships are governed by negotiated agreements in respect of most of the workforce. AngloGold has also played an active role in the International Confederation of Energy and Mineral Workers (ICEM) and the structuring of some of its proposed international agreements.
L6
South Africa
561
East & West Africa
19
Australia
13
South America
29
North America
38
Employment costs per region (US$m) - 2003
Includes pension, medical aid and
retrenchment costs.

Labour practices
Review of 2003
L7
In South Africa, for example, the following are in place at an operational level to ensure that human rights are protected:
·
Recognition agreements;
·
Disciplinary procedures;
·
Appeal procedures;
·
Grievance procedures; and
·
Collective bargaining agreements.
AngloGold is also committed to creating workplaces where harassment - in any form - or unfair discrimination, is not tolerated. Policies concerning sexual harassment and discrimination are in place at all of AngloGold's operations.
The AngloGold Australia
equal opportunity policy
is available at www.anglogold.com.
Managing diversity and encouraging Employment Equity
As a global company, operating in culturally diverse societies, AngloGold is faced with both the opportunities and challenges that this presents. In some countries, cultural, racial and gender equity is governed by certain legislative requirements. In South Africa, the Employment Equity Act and the Broad-based Socio-economic Empowerment Charter (the Mining Charter) both cater for the promotion of HDSAs. In many African countries, such as Mali, Namibia and Tanzania, legislation governs the recruitment of expatriate employees and the indigenisation of the workforce.
(See discussion on meeting the
requirements of the Mining Charter on page L22)
Over and above compliance with such legislation, AngloGold subscribes to the values of Employment Equity and aims to promote the development of a workforce that reflects both the international and local diversity of the organisation.
Employment equity forms a part of AngloGold's broader human resources strategy. AngloGold's philosophy is that the group will seek to promote an organisational culture which recognises the diversity of the society within which the company conducts its business, and which affords all employees the development opportunities that will enable them to achieve their optimal levels of career development in the course of their employment with the company.
A key element of the Employment Equity programme is employee development and retention, and the implementation of strategies to counteract losses, develop careers and promote mobility in an environment that is free of discrimination.
(See
Employment Equity in South Africa case study - on page L20)
.
Women in mining
The under-representation of women in mining at all levels is an issue faced by the mining industry world-wide for a host of reasons. In South Africa the employment of women was historically also hampered by legislation and cultural taboos. A framework for the implementation of women in the mining industry will be implemented during the first quarter of 2004. Some progress has been made in providing female change houses, toilets underground and in developing a greater degree of understanding and sensitivity towards women underground. The Physical and Functional Test Battery
(See case study
in the health section of this report)
also ensures that women employed to do physical work will cope in the strenuous environment. In addition to the sexual harassment policy, the group has implemented a maternity leave policy which allows for up to 12 months of maternity leave. In South Africa, in line with the Basic Conditions of Employment Act, family responsibility leave also applies to all employees.
(See case study on Developing women in mining at Mponeng
on page L25.)
Training and development an imperative
AngloGold believes that all employees should be provided with the opportunity to participate in training which improves their workplace competencies. The company is also committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of their workplace.

Labour practices
Review of 2003
L8
AngloGold offers all employees the opportunity to develop their skills through both internal and external training and development programmes. In South Africa, where most of the group's employees are based, the company belongs to the Mining and Minerals Sector Education and Training Authority (SETA), a tri- partite body formed between labour, the State and employers, and the Mining Qualifications Authority (MQA), its accreditation body. In addition, the Workplace Skills Plans, associated with the Employment Equity plans in South Africa prescribe ABET targets. In a recent audit by the South African Qualifications Authority (SAQA), AngloGold - as a certificated training provider that is ISO9000 accredited - was found to be aligned with the SAQA principles and policies.
Number of courses completed (including Recognition of Prior Learning - RPL )
ABET 4/
Year
Pre-ABET
ABET 1
ABET 2
ABET 3
NQF L1
Total
1999 2,273 1,625 1,480 1,339 393 7,110
2000 1,897 1,624 1,481 1,824 734 7,560
2001 1,029 814 877 825 258 3,803
2002 1,419 844 729 636 139 3,767
2003 1,485 1,007 861 633 170 4,156
Total 8,103 5,914 5,428 5,257 1,694 26,396
A group-wide Executive Development Programme (EDP) is in place, in which candidates are exposed to high-level courses at a range of tertiary education institutions. In terms of the development of senior employees in South Africa, training occurs through participation in the company's management development (MDP); the region also offers an Intermediate Management Development Programme (IMDP), where younger employees with management potential are identified and given an opportunity to develop their careers. The East and West Africa region joined both the MDP and IMDP programme in 2003. From 2004, there will be participants from both North and South America.
Funding bursaries to develop potential
There are study assistance programmes for employees across the group. In the South Africa and East and West Africa regions a bursary programme also exists. During 2003 the South Africa region spent some R9 million on bursaries.
Through the bursary scheme AngloGold offers suitable candidates in South Africa, as well as in Mali and Namibia, the opportunity to pursue tertiary studies in Mining Engineering, Metallurgy, Engineering (Mechanical and Heavy Current Electrical), Mineral Resource Management and Environmental management (Mali and Namibia only). Currently, the company funds 123 bursary students, at both universities and technikons. The South Africa region funds 110 students and the East and West Africa region funds 13 students.
AngloGold offers successful candidates bursaries, covering:
·
Funds to cover 100% of tuition and accommodation costs
·
Bridging programme and life skills training where necessary
·
A generous cash allowance to cover the cost of books and incidental personal expenses
·
An allowance in their third year to purchase a laptop computer
·
Guaranteed vacation work at the end of every academic year
·
Personal mentoring by dedicated AngloGold staff
Successful completion of the tertiary qualification may result in an offer of employment for in-service training. The recruit will undergo an approved training programme for his or her selected discipline to equip the trainee with the skills and knowledge necessary to progress through the company.
In-house Management Trainee programmes are
facilitated in the South Africa region for the
following disciplines: Mining, Engineering,
Geology, Survey, Evaluation, Rock Engineering,
Metallurgy, Human Resources and Finance.
Young graduates, on these programmes, are
closely monitored and mentored as they are
viewed as future managers within the
company. On completion of the programme, the Management Trainees are appointed into permanent positions where they are able to
add value to the organisation.

Labour practices
Review of 2003
L9
In 2003, AngloGold introduced a new Talent Management Programme to:
·
Ensure that the most senior jobs are held by the most appropriate incumbent
·
Ensure that the company has a sufficient number of people with the capability to deliver superior performance in top jobs in the future
·
Ensure that the company is identifying and growing the pool of talented people who will be leading the business in five to 20 years time
As part of this programme, an annual talent review is conducted across all business units, focusing on senior positions, short-term successors and young, high-potential candidates. This programme ensures that AngloGold's overall talent base is aligned with both the present and future needs of the business.
The South Africa region's centralised training venue provides quality accredited technical training in the following core disciplines: Mining, Engineering, Metallurgy, and Occupational Environment Safety and Health. The centre is ISO 9002 certificated and accredited by the Mining Qualifications Authority (SETA). Skills programmes and Learnerships presented at the centre are outcomes-based and provide employees with the necessary knowledge and skills to do their work safely and efficiently.
See the company's website for further careers information -
www.anglogold.com.
Training for life after employment with AngloGold
Further aspects of training and development are the training programmes that have been put in place to support the continued employability of individuals after employment by the company and in preparation of career endings, both as a result of ill health or as a result of mine closure. When an employee is no longer able to work and the incapacity is occupationally linked, the employee is provided vocational training to enable the employee to enter alternative employment or home based industry.
(See case study on page L17)
.
Fair and meaningful remuneration
The company seeks to remunerate employees fairly and meaningfully at both an individual and team level. In addition to basic pay, various productivity and safety bonus schemes exist at most operations to both motivate and reward employees.
At a more senior level of the organisation, AngloGold's remuneration policy is reviewed annually and seeks to:
·
Attract, reward and retain managers of the highest calibre
·
Align the behaviour and performance of managers with the company's strategic goals and to act in the overall interest of shareholders
·
Ensure the appropriate mix of short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives and
·
Ensure that regional management is competitively rewarded within a global remuneration policy, which recognises both local and global markets
Summary of Management Trainee intake (South Africa)
Discipline 2002 2003 2004
Mining 5 6 5
Engineering 9 8 5
Human Resources 0 2 1
Rock Engineering 1 3 2
Finance 0 3 0
Geology 9 5 2
Metallurgy 4 5 4
Survey 1 1 0
Group senior management
development in 2003
Executive Development
Programme (EDP)
6 candidates
Management Development
Programme (MDP)
39 candidates
Intermediate Management
Development Programme
 (IMDP)
34 candidates
* This excludes company sponsored
participation in short courses at
business schools around the world

Labour practices
Review of 2003
L10
Revised performance contracts were implemented for mid-management and above during the year to:
·
Align individual effort with company objectives
·
To serve as an objective basis for recognition and reward
.
To provide feedback and improve performance
·
To identify training and development needs
As a first step in the process it was necessary to agree Key Performance Areas (KPAs) and Key Performance Indicators (KPIs). Care is taken in developing these to ensure alignment with company objectives and to ensure that the KPAs and KPIs can address both individual and team performance. The process of measurement and feedback includes at least two formal reviews per annum, and one final evaluation. A training and development plan is then put in place for each individual, which is then included in the company's skills plan and succession planning process.
Meaningful employee participation
AngloGold has in place a variety of strategies and structures designed to promote participation at all levels within the company. These are developed and adapted regularly to meet operational requirements and changing circumstances. Management and employee representatives meet both formally and informally at both company and operational level on a wide range of issues to share information and address matters of mutual interest. These include forums such as the Skills Development Committees, which are established at each South African operation, as well as the Central Skills Development Committee.
Providing health care to employees
AngloGold provides a comprehensive health service to its employees, especially in South Africa, where the majority of the company's employees are located.
In South Africa, AngloGold runs two occupational health centres, which are staffed by two doctors and some 30 support health care practitioners each. In addition, comprehensive health care benefits are provided by AHS, a wholly-owned subsidiary of AngloGold. AHS provides health care services to all of the company's South African employees, as well as a significant and growing number of dependants outside of South Africa, occupational health care is provided by on-site primary health care clinics and access to health care through both company and private facilities.
Constructive industrial relations
The company has in place a variety of strategies and structures, which are designed to promote employee participation. These strategies and structures are further developed and adapted from time to time to meet variations in operational requirements and to accommodate changing circumstances. Management and employee representatives meet in formal and informal forums at company and operational levels to share information and to address matters of mutual interest. During the course of 2003, approximately 160 operation hours were lost due to strikes in the East and West Africa region.

Labour practices
GRI
L11
5. Reporting in line with the Global Reporting Initiative (GRI)
Social Performance Indicators: Labour practices and decent work
Core indicators
LA1. Breakdown of workforce, where possible, by region/country, status (employee-non-employee), employment type (full/part-time), and by employment contract (indefinite or permanent/fixed term of temporary). Also identify workforce retained in conjunction with other employees (temporary, agency workers or workers in co- employment relationships), segmented by region/country.
·
South Africa: 48,078 employees
(including 4,360 contractors)
·
South America: 3,356 employees
(including 1,365 contractors)
·
North America: 741 employees
(including 125 contractors)
·
Australia: 540 employees
(including 315 contractors)
·
Africa: 2,725 employees
(including 1,780 contractors)
See discussion on page L3 and L6.
LA2. Net employment creation and average turnover
segmented by region/country.
See page L4 (for net separation numbers)
LA3. Percentage of employees represented by independent trade union organisations and other bona fide employee representatives broken down geographically or percentage of employees covered by collective bargaining agreements broken down by region/country.
See graph on page L4
Additional indicators
LA12. Employee benefits beyond those legally mandated. (eg. contributions to health care, maternity, education and retirement).
Employee benefits include:
·
South Africa: Share Options, Pension Fund and
Medical Cover
·
South America: Life Insurance, Health Plan and
Pension Fund
·
North America: Life Insurance, Disability Insurance
and 401(k) Savings Plan
·
Australia: Accommodation and meals to all
site workers
·
Africa: Bonus Scheme
A list of the full range of benefits is available on request.
LA13. Provision of formal worker representation in decision-making, including corporate governance.
·
South Africa: NUM Steering Committee Meeting, Central Skills Development Committee; various mine- level structures involving organised labour and full-time union officials
·
South America: N/A
·
North America: N/A
·
Australia: N/A
·
Africa: Discrimination Committee and Union /
Management meetings
Employment
Labour/management relations

Labour practices
GRI
L12
5. Reporting in line with the Global Reporting Initiative (GRI) (continued)
Social Performance Indicators: Labour practices and decent work
Core indicators
LA4. Policy and procedures involving information, consultation and negotiation with employees over changes in the reporting organisation's operations (eg restructuring).
·
South Africa: Chamber of Mines 1997 Wage Agreement
and Job Grading Agreements
·
South America: N/A
·
North America: N/A
·
Australia: Workplace Relations Policy, Equal Opportunity
Policy and Fair Employment Guideline
·
Africa: Malian Labour Code, Malian Collective Agreement,
Tanzanian Employment Act and Recognition agreement
at Navachab mine
Further information available on request.
LA9 Average hours of training per year per employee by category of employee.
·
South Africa: 5.2% of payroll
Aggregate numbers for other regions not available
LA10. Description of equal opportunity policy or programmes as well as monitoring systems to ensure compliance and results of monitoring.
At a company level this is driven by the Employment Equity Philosophy (see discussion on page L7)
·
South Africa: (compliance: Quarterly Central Skills Development Committee as well as Monthly Skills Development Committee Meetings)
·
South America: N/A
·
North America: Equal Employment Opportunity Policy (compliance: no formal monitoring required, but progress is reviewed internally)
Additional indicators
LA16 Description of programmes to support the continued employment of employees and to manage career endings.
See discussion on page L9.
LA17 Specific policies and programmes for skills management or for lifelong learning.
AngloGold has implemented a performance management system. Each of the regions has regional study assistance policies.
Labour/management relations
Training and education
Diversity and opportunity

Labour practices
GRI
L13
5. Reporting in line with the Global Reporting Initiative (GRI) (continued)
Social Performance Indicators: Labour practices and decent work
Core indicators
·
Australia: Equal Employment Opportunity Policy and Fair Employment Guideline (compliance: Annual compliance report submitted to the government)
·
Africa: Cultural diversity programme, Discrimination committee and Harassment Policy (Compliance monitored by: Discrimination committee, Communication structures, Union and Management meetings as well as the grievance procedures)
LA11. Composition of senior management and corporate governance bodies (including the board of directors), including female/male ratio and other indicators of diversity as culturally appropriate.
Board composition: 84% non-HDSA male
8% female
8% HDSA male
See discussion on page L3-L4 and L6.
HR1. Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results. State how policies relate to existing international standards such as the Universal Declaration and the Fundamental Human Rights Conventions of the ILO.
Refer to Business Principles
HR2. Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contractors.
SA Region Guidelines on Contractors - Guidelines to ensure minimum standards for contractor employees available on request.
HR4. Description of global policy and procedures/programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring.
See discussion on page L6 as well as Business Principles
Additional indicators
HR8. Employee training on policies and practices concerning all aspects of human rights relevant to operations. Include type of training, number of employees trained, and average training duration.
Refer to Business Principles and discussion on pages L7-L9
Diversity and opportunity
Non-discrimination
Social Performance Indicators: Human Rights
Strategy and management

Labour practices
GRI
L14
5. Reporting in line with the Global Reporting Initiative (GRI) (continued)
Social Performance Indicators: Labour practices and decent work
Core indicators
HR5. Description of freedom of association policy and
extent to which this policy is universally applied
independent of local laws, as well as description of
procedures/programmes to address this issue
·
South Africa: Code of Good Practice, Human and IR
Fund Agreement, 1993 Chamber of Mines 3-8 Wage
Agreement, Recognition Agreements for purposes
of collective bargaining
·
South America: N/A
·
North America: N/A
·
Australia: Workplace Relations Policy
·
Africa: Interne Regulemente (internal regulations in
place at the mines in Mali), Code of Conduct (Geita mine),
Access Agreement (Geita mine) and Recognition Agreement
(Navachab mine with MUN)
AngloGold is also party to a
bilateral international
agreement with the International Federation of Chemical,
Energy, Mine and General Workers' Unions (the ICEM)
on
the promotion and implementation of good human and
industrial relations in AngloGold operations worldwide.
HR6. Description of policy excluding child labour as
defined by the ILO Convention 138 and extent to which
this policy is visibly stated and applied, as well as
description of procedures/programmes to address this
issue, including monitoring systems and results of
monitoring.
·
South Africa: Governed by Law
·
South America; Governed by Law
·
North America: Governed by Law and mandated
by Federal Government
·
Australia: Governed by Law
·
Africa: Malian Labour Code, Malian Collective Agreement,
Tanzanian Employment Act, Namibian Labour Relations Act
and Recruitment Policies
·
Refer to Business Principles
Additional indicators
Freedom of association and collective bargaining
Child labour

Labour practices
GRI
L15
5. Reporting in line with the Global Reporting Initiative (GRI) (continued)
Social Performance Indicators: Labour practices and decent work
Core indicators
HR7. Description of policy to prevent forced and
compulsory labour and extent to which this policy is
visibly stated and applied as well as description of
procedures/programmes to address this issue, including
monitoring systems and results of monitoring.
See ILO Convention No. 29, Article2.
·
South Africa: Governed by Law
·
South America: Governed by Law
·
North America: Governed by Law and mandated
by Federal Government
·
Australia: Governed by Law
·
Africa: Malian Labour Code, Malian Collective Agreement,
Tanzanian Employment Act, Namibian Labour Relations Act
and Recruitment Policies
·
Refer to Business Principles
Additional indicators
HR9. Description of appeal practices, including, not
limited to, human rights issues. Describe the
representation and appeals process.
Processes and practice in place. Details available
on request.
·
South Africa:
Disciplinary processes in place locally, including
appeal procedures. Grievance procedures in
development
Individual Dismissal Dispute Adjudication Procedure
(IDDAP) agreements in place regulating individual
misconduct cases
Sexual harassment policies in place describing
procedures and safeguarding interests of
complainants
HR10. Description of non-retaliation policy and
effective, confidential employee grievance system
(including, but not limited to, its impact on
human rights).
Policy in place. Details available on request.
Forced and compulsory labour
Disciplinary practices

Labour practices
Objectives for 2004
6. Objectives for 2004
·
Alignment of human resource development initiatives with the Mining
Charter in South Africa
·
Further implementation of the Employment Equity strategy in South Africa, with the aim of meeting the targets set in the company's Employment
Equity Plan
·
Full-scale implementation of the talent management strategy group-wide
·
Continued roll-out of the mission, values and business principles and, in particular, the whistle-blowing initiative
·
Ongoing company training initiatives
L16

Labour practices
Case studies
L17
South Africa
7.1 Providing jobs at Stitch Wise
Stitch Wise is an organisation established at AngloGold's West Wits operations in 1996 to provide employment to 43 former underground employees who are paraplegics. Originally, AngloGold commissioned Stitch Wise to produce waterproof suits for use underground for the company's South African operations. In its infancy, Stitch Wise received a management fee for this and AngloGold supplied all material and equipment. Nowadays, the operation has grown in scope, and also produces backfill bags for use underground. (Backfilling is a process whereby tailings - which is the residue that remains from the process when gold has been removed from the ore - is pumped underground and placed in large bags and used as support in the stoping areas).
AngloGold accommodates and cares for the paraplegics, and they receive full employment benefits, while those who qualify for additional disability grants receive these from Rand Mutual, a mutual insurance company that underwrites workers' compensation for mining industry employees injured in the course and scope of their working environment.
Productivity improvements among the disabled at Stitch Wise has been phenomenal; at inception Stitch Wise used to produce six raincoats a day, the operation is presently producing around 10 times as many in a day.
Caregivers associated with the programme are full of praise for the efforts of Stitch Wise; while other similar operations attest to serious challenges in maintaining morale, Stitch Wise's employees are full of enthusiasm and initiative. Stitch Wise is currently investigating the viability of producing knee and arm protection for underground mineworkers, as well as shopping bags bearing the AngloGold logo.
Stitch Wise provides employment to
43 paraplegics, who produce raincoats and
backfill bags for AngloGold.

Labour practices
Case studies
L18
South Africa
7.2 Adult Basic Education and Training for South Africa region
AngloGold's Adult Basic Education and Training (ABET) programme started in 1993 as a result of its then literacy programmes and as one of the company's strategic objectives to improve the literacy level amongst its workforce. As ABET grew in popularity, there was recognition of the need to create preparedness for a 21st Century workforce, which would address both literacy and numeracy, and would aim at a culture in which employees, working as integrated teams, will understand the challenges facing the mining industry and also allow them to transfer their skills to their working and home environments.
The ABET programme offers basic reading, writing and calculating skills; business skills; communication skills; problem solving skills; report writing; and basic health and safety. Natural science was also added to the curriculum in 2003. The programme leads to improved understanding of mining terminology and procedures, health and safety, HIV/AIDS issues, and financial and business principles.
ABET bases its curricula on those of the Department of Education and aligns itself especially with the local colleges and relevant Sector Education Training Authorities (SETA). It employs a three-pronged approach to the provision of ABET to our workforce, including:
1. A full-time programme: students will attend ABET classes on a daily basis during their normal working hours.
2. A part-time programme, which is now the most popular, is conducted after-
hours.
3. Recognition of Prior Learning (RPL), is an assessment of previous experience and learning towards achieving a recognised level of education.
Full-time programmes are presented at centralised venues at the West Wits and Vaal River operations, and part-time programmes are presented at individual mines at the West Wits, Vaal River and ERGO operations. Full-time programmes, which are generally for candidates who have been identified for career advancement, are conducted over a period of 16 weeks, and part-time programmes over 8 months for which students receive a monetary incentive on successful completion. The programme offers different levels, from pre-ABET for illiterate students, ABET 1 equivalent to Grade 3 (three years of formal education), ABET 2 equivalent to Grade 5 and ABET 3 equivalent to Grade 7. Students receive a certificate on completion of the ABET level and this forms part of their overall career development and their portfolio towards the registered National Qualifications Framework (NQF) level 1 qualification.
Facilitators are recruited from the local environment, either in a full-time or part- time capacity. Unemployed facilitators with a Grade 12 and an education certificate are eligible to teach, and in-house training is also available for these facilitators.
The new qualification at NQF level 1, "Introductory Certificate to the Mining and Minerals Sector" (ICMMS) was registered with the South African Qualifications Authority (SAQA) during 2003. This qualification is nationally recognised thus making it portable for our workforce. The qualification covers a variety of modules, and candidates must submit a portfolio of evidence on each in order to be awarded the qualification.
W Mahne, an NQF1 facilitator, helping one of the
NQF 1 students.
L Cardoso and S M Radebe busy with their
computer training.
A group of ABET students busy with group work.

Labour practices
Case studies
L19
AngloGold ABET centres are ISO 9002 certified, a requirement for accreditation through the Mining Qualification Authority (MQA), and accredited as a training provider.
Another highlight of 2003 was ABET's 10 year anniversary celebration held at the West Wits Village Club, where it could boast that more than 32,000 employees have attended ABET since its inception. Many of these students have gone on to become miners, shift overseers, artisans and supervisors in the industry. In 2003 a total of 4,156 students successfully completed the ABET programmes.
Further highlights for 2003 included Helen Janneke being awarded the prestigious award for promoting literacy from Pretoria Technikon. This award was presented to Helen in September 2003.
2003 also saw the introduction of an Assessors and Moderators Course in all training and education departments, an MQA requirement, to become qualified assessors and moderators. All ABET facilitators will undergo this training, thus enhancing their own skills and those of the ABET students.
Currently, 44% of all South Africa region employees have an education level of ABET 3 or above. AngloGold's aim is to increase this percentage through the part-time and full-time ABET processes.
"We are going through a process of renewal," says Ian Heyns, head of Human Resources, South Africa region. "We are in the process of renewing the quality of our facilities, facilitators, programme content and systems, so that there will be alignment of those elements and rollout in 2004 with the aim of enhancing ABET interest and thus improving the overall education level of our workforce. Indeed, AngloGold intends to offer all employees the opportunity to become functionally literate by the year 2005."
SA Lebitsa and BB Katong completing their perception assessments on computer.
S van Rensburg, full-time co-ordinator at the Vaal River Operations, handing SM Lefosa his statement of results.

Labour practices
Case studies
L20
South Africa
7.3 Employment equity in South Africa
As part of its broader human resource strategy, AngloGold subscribes to a philosophy of Employment Equity within the company. In the context of its South African base, this involves developing human resources strategies aimed at redressing past inequalities, and it is within this context, rather than purely to comply with legislation, that AngloGold developed its Employment Equity plans.
Current situation
AngloGold's South African Employment Equity programme covers all employees in its South Africa region, corporate office in Johannesburg and the following disciplines: Mining, Engineering, Metallurgy, Human Resources, Mineral Resources Management, Finance, Occupational Health and Safety, etc.
AngloGold is currently at 31% for historically disadvantaged South Africans (HDSAs) in management positions, of which 13% are women (including AngloGold Health Services). As at December 2003, the women constitution of the total workforce was 6%.
Ian Heyns, head of Human Resources for the South Africa region concedes that it is unlikely that AngloGold will meet the overall Employment Equity target set in 1999 by the end of the year, saying that more focus must be placed on retention of HDSAs. One unintended consequence to the extensive training and development programmes employees are exposed to is that many of AngloGold's employees are being targeted for recruitment (by other companies) at different stages of their careers. In fact, retention of talent has been identified as one of the strategic issues that the South Africa region will focus on, to enable the company to meet its Employment Equity objectives. Other issues are facilitating the employment of women on the mines, accelerating progress towards achieving targets and improving communication with all employees regarding Employment Equity issues.
Admittedly there are challenges in employing women into underground positions; plans have been drawn up to facilitate the process of employing women on the mines.
"Black male" advancement has been witnessed in placements including HR managers, financial managers, section managers and section engineers. Some notable appointments in 2003 were the appointments of Mathews Nzimande as Section Manager at Savuka; Sicelo Ntuli as Section Engineer at Mponeng; Abraham Leeuw as Senior Human Resources officer at Moab Khotsong and Butiki Loliwe as Human Resources Manager at Corporate Office.
Butiki, who joined AngloGold in 1997 as a management trainee says that although measures to identify and eliminate barriers to Employment Equity have been put in place, it is unfortunate that the numbers show a slow progress towards achieving these targets. AngloGold South Africa region has committed R66 million in the 2004 budget cycle towards the development of talent, through various schemes such as the bursaries, learnership programmes and management trainee schemes. The region spends 5.2% of its payroll on training and development of employees, and has 104 students at technikons and universities on bursaries, 73% of whom are previously disadvantaged.
Our workforce profile is reflected in
the table below:
Workforce profile
MALE
African
Coloured Indian White
40,418 195 20 4,981
FEMALE
African
Coloured
Indian
White
772 32 11 732
TOTAL = 47,161
AngloGold recruited 5,815 employees
during 2003. The race and gender
split of these employees is reflected
in the table below:
Recruitment
MALE
African
Coloured Indian White
4,558 26 3 764
FEMALE
African
Coloured
Indian
White
311 13 1 139
TOTAL = 5,815
During 2003, 1,452 employees were
promoted into different levels. The
race and gender split of these
employees is shown in the table below:
Promotion
MALE
African
Coloured Indian White
1,050 8 1 234
FEMALE
African
Coloured
Indian
White
62 4 1 92
TOTAL = 1,452

Labour practices
Case studies
L21
The company Employment Equity implementation process is based on the following steps:
·
Eliminate barriers and remove unfair discrimination;
·
Set up and maintain governance structures;
·
Monitoring and reporting procedures;
·
Supportive environment for Employment Equity; and
·
Achieve and maintain representivity of designated groups.
Employment equity is monitored and evaluated at Board level, regional level and at business unit level, with senior management and committee representatives meeting every quarter to discuss equity progress. AngloGold has submitted its third Employment Equity report to the Department of Labour. The company has also published the Employment Equity reports on the internet and on the notice boards at the business units.
Progress has been made in building a supportive environment for Employment Equity, partly by defining it as a key business driver for all business units. Focus has also been placed on mentoring and coaching, monitoring of graduates and diplomates as important aspects of the Employment Equity programme, and these measures are being expanded to cover all employees on training and development paths.
The company has set in motion processes to re-plan targets, which have been signed off by heads of disciplines. The company has also entrenched career paths to accelerate the development of designated employees who have potential to advance further in their careers.

Labour practices
Case studies
L22
South Africa
7.4 Meeting the requirements of the Mining Charter
The Broad Based Socio-economic Empowerment Charter for the South African Mining Industry and its supplementary scorecard, which were developed in line with the new Mineral & Petroleum Resources Development Act, were finalised in early 2003.
In terms of the charter, South African mining companies are required to create an enabling environment for historically disadvantaged South Africans (HDSAs). AngloGold does not consider the implementation of the Charter to be an isolated endeavour, but rather an element of its already broad social responsibility initiatives undertaken in southern Africa.
A Mining Charter Steering Committee has been established to lead and direct the management and reporting in line with the charter requirements. The various undertakings set out in the Charter cover a fairly wide range of specialist areas and, in order to involve the necessary key personnel, specialist sub-committees have been established to cover the following:
·
Human Resource Development and Employment Equity;
·
Social responsibility undertakings;
·
Housing and living conditions;
·
Procurement;
·
Ownership and joint ventures; and
·
Beneficiation.
In June 2003, a team from AngloGold met with the Deputy Director General - Minerals Services to begin establishing a common understanding of the charter and scorecard's requirements. Subsequently, specialist subcommittees have held a number of meetings with counterparts from the department in further pursuit of this goal. By the end of 2003, common understandings had largely been reached on what would be required of AngloGold in this respect of its applications for new order mineral rights in terms of the Act.
The discussion below is a summary overview of AngloGold's response to the Charter. Many of the areas covered are also covered elsewhere in this report. In these cases, the relevant page numbers are referred to.
Scorecard for the Broad-Based Socio-economic Empowerment Charter for the South African Mining industry
Human Resource Development
Has the company offered every employee the opportunity to be functionally literate and numerate by the year 2005 and are employees being trained?
Yes, AngloGold has been providing ABET programmes for its employees for the past 10 years during which time, some 30,000 employees have successfully completed one or more of the ABET programmes. Approximately 45% of employees have now achieved an ABET 3, or better, educational qualification. AngloGold provides and encourages full-time and part- time access to ABET 1, 2 and 3 programmes. Full-time classes are also being offered to those wishing to achieve the newly registered, NQF Level 1 qualification, National Certificate: Introduction to the Mining and Minerals Sector.
(See page L8)
Has the company implemented career paths for HDSA employees including skills development plans?
Yes, AngloGold has long established career paths for identified individuals within the various disciplines. Strict monitoring and control of those on development programmes is achieved through mentoring and performance management. Some 80% of AngloGold's Technikon and University bursars are currently HDSAs, as are 60% of the Management Trainees.
(See page L7-L9)
Has the company developed systems through which empowerment groups can be mentored?
Yes, mentorship, coaching, counselling and performance management programmes are in place for all graduates, diplomates and other employees identified as having the potential to advance within the organisation.

Labour practices
Case studies
L23
Employment Equity
Has the company published its Employment Equity plan and reported on its annual progress in meeting that plan?
Yes, the company has published its plan and reports on annual progress.
(See page L5 and the Annual Financial Statements)
Has the company established a plan to achieve a target for HDSA participation in management of 40% within five years and is implementing the plan?
Yes, the plan to achieve the target is in place. As at December 31 2003 that number stood at 30%, defining management as from C Upper level on the Patterson scale. Achieving the target of 40% HDSAs in management in five years remains a challenge.
Has the company identified a talent pool and is it fast-tracking it?
Yes, the company continuously identifies talented employees and gives them the opportunity for accelerated development.
(See page L7-L9)
Has the company established a plan to achieve the target for women participation in mining of 10% within the five years and is implementing the plan?
The employment of women in the operations is a relatively new initiative and progress in this area is being made. Currently, 6% of the company's employees are women.
(See page L7)
Migrant Labour
Has the company subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?
AngloGold does not discriminate against foreign migrant labour. The company is party to a number of industry agreements that embrace this commitment, including the wage agreements of 1991 and 1995.
Mine Community and Rural Development
Has the company co-operated in the formulation of integrated development plans and is the company co-operating with government in the implementation of these plans for communities where mining takes place and for major labour-sending areas? Has there been effort on the side of the company to engage the local mine community and major labour-sending area communities? (Companies will be required to cite a pattern of consultation, indicate money expenditures and show a plan).
The company is, and has been involved for many years, in a number of development projects in mining communities and in areas from which it draws its labour, both through its normal operational activities and through the work of the AngloGold Fund.
(See the case study in the community section of this report.)
Considerable work has been done on a plan to ensure
safe drinking water and effective sanitation in significant labour sending areas, and implementation has begun. The company is also developing programmes to extend access to health care to employees and their dependents in rural areas. Community consultation is part of the implementation process in all cases.
Housing and Living Conditions
For company provided housing has the mine, in consultation with stakeholders established measures for improving the standard of housing, including the upgrading of the hostels, conversion of hostels to family units and promoted home ownership options for mine employees? Companies will be required to indicate what they have done to improve housing and show a plan to progress the issue over time and is implementing the plan?
The high-density accommodation is undergoing extensive upgrading and maintenance to improve living conditions in general and additional projects to reduce density, improve privacy and to create family units are being considered. AngloGold has offered its workers a number of alternative accommodation opportunities but the uptake has not been very good. As a result, AngloGold has commissioned an independent survey of worker's accommodation preferences jointly with all stakeholders.
For company provided nutrition has the mine established measures for improving the nutrition of mine employees? Companies will be required to indicate what they have done to improve nutrition and show a plan to progress the issue over time and is implementing the plan?
The nutritional standards in AngloGold's high-density accommodation are in line with the standards set by the World Health Organisation and COMRO. A move to enhance employee's health through nutrition is also successfully underway.

Labour practices
Case studies
L24
Procurement
Has the mining company given HDSAs preferred supplier status?
Yes, AngloGold is progressing well in its policy of awarding preferred supplier status to HDSAs. All contracts are awarded to suppliers offering the best price and quality, but substantial assistance is provided to BEE suppliers to assist them in winning contracts. During 2003, 10,85% of procurement was from HDSAs and this percentage is planned to increase to 30% by 2012.
Has the mining company identified current level of procurement from HDSA companies in terms of capital goods, consumables and services?
Yes. For 2003, the levels were R19,4 million (1,7%), R247 million (13,37%) and R100,3 million (25,1%) for the procurement from HDSA companies of capital goods, consumables and services respectively.
Has the mining company indicated a commitment to a progression of procurement from HDSA companies over a three to five year time frame in terms of capital goods, consumables and services and to what extent has the commitment been implemented?
AngloGold has set overall BEE procurement targets of 20% by 2007 and 30% by 2012. The targeted percentages for the three categories are 5%, 26% and 38% for 2007, and 10%, 41% and 38% for 2012 respectively.
Ownership & Joint Ventures
Has the mining company achieved HDSA participation in terms of ownership for equity or attributable units of production of 15% in HDSA hands within five-years and 2% in 10 years?
According to the mining charter, "the continuing consequences of previous deals would be included in calculating such credits/offsets in terms of market share as measured by attributable units of production." Since 1998 AngloGold has carried out three such transactions, and will include them in mining licence applications when they are lodged. Using 2003 data, AngloGold estimates that HDSA participation stands at 24%, although, the company would expect the Department of Minerals and Energy to carry out its own assessment when it considers those applications.
Beneficiation
Has the mining company identified its current level of beneficiation?
AngloGold has a 25% investment in OroAfrica, South Africa's largest gold jewellery manufacturer. This company beneficiates some 120,000 oz (4 tonnes) of fine gold annually into 200,000 oz of finished gold jewellery product, of which some 70% is exported. AngloGold has recently commenced a further study of the gold business downstream from the mine, and will be informed by this study of the extent to which it is both possible and profitable to further beneficiate its product. The precise level of beneficiation will be calculated once the government's methodology has been clarified. In addition, the company is actively involved in financing the development of jewellery design and related skills in South Africa.
Has the mining company established its base line level of beneficiation and indicated the extent that this will have to be grown in order to qualify for an offset?
See above.
Reporting
Has the company reported on an annual basis its progress towards achieving its commitments in its annual report?
This reports forms part of AngloGold's Report to Society 2003. PriceWaterhouseCoopers, auditors of AngloGold's Report to Society, has been asked to conduct an audit in these areas as from the 2004 financial year, by which time clear benchmarks should be available.

Labour practices
Case studies
L25
South Africa
7.5 Developing women in mining at Mponeng
Mining has traditionally been a man's world in South Africa but all this is changing. With the recent introduction of the Mining Charter and the recommended Scorecard, mining companies will henceforth be required to ensure that women constitute 10% of the workforce by the year 2007. While this may seem a daunting task it is encouraging to note that many women are already making significant inroads and are even occupying positions underground, something that was unheard of in the past.
Maria Thomas, who hails from the Northern Cape, decided to move into the mining industry soon after she left school. In 1977 she moved to the Free State where she was employed at Matjhabeng mine's Survey Department as a printing machine operator, a position she held for 23 years. She met her husband, also a miner, at Matjhabeng mine and the couple went on to have three children. Once her children were old enough to look after themselves, Maria's thoughts turned to her career and, realising that matric is the key to advancement, she studied privately in her spare time. When AngloGold sold Matjhabeng in 2000, Maria accepted a transfer to Mponeng mine, where she heard that there was a position vacant for an engine-winding driver, a position that carries high responsibility. Armed with her hard-earned matric, she first trained as an onsetter before qualifying as a winder driver in October 2003. Although she was initially apprehensive about working in a predominantly male environment, she says that she now almost forgets that she is a woman, when she realises that she is quite capable of competing on an equal footing. Maria, not content to rest on her laurels, has every intention of furthering her career, and already has her sights set on becoming a foreman or manager.
Gladys Motseki who is also employed at Mponeng mine, has been successful in developing her career and is currently employed as a miner. Born in Port Elizabeth, she later moved to Lesotho with her parents. There she met and married her husband, a migrant mine worker, and the two relocated to Carletonville, where she worked in the Mine Scheme Department at a local Building Society. Following the birth of her first child, she left the bank and opened her own business selling beer and clothes to mine workers in the hostel, but keeping an eye open for employment on the mines. As luck would have it, Tau Tona had a vacancy and Gladys found herself competing against 10 white women and one white male in the qualifying aptitude test. To her delight and surprise she discovered that she'd come out tops, and accepted the job in the mine's Time Office, responsible for paying the daily- and monthly-paid employees. Three years later when the Time Office was centralised, Gladys opted not to move, and applied to Mponeng mine were vacancies existed for onsetters. She underwent six months training prior to going before the Board of inspectors and, once again, she passed with flying colours, outstripping her two companions who both failed first time round. After three years in the job, she decided to embark on the Learner Miner Course and in 2001 gained her Blasting Certificate, which would take her to the stope face, no small accomplishment for the diminutive single mother-of-three. Indeed the most resistance she probably had at that stage was from her children who worried about her safety, since she was now in the front-line, so to speak. Responsible for the daily tasks of the stope crew she found herself supervising and leading 17 male colleagues. She also earned the respect of management who saw her potential as a trainer, and in October 2002 Gladys was temporarily seconded to the underground training center, where she is currently training learner miners. Gladys, however, remains ambitious and aspires to become a shift overseer - an accomplishment Mponeng's Senior HR Manager Peter Lombard has no doubt she will achieve.
In line with AngloGold's commitment to meeting its social responsibility, of which employment of women is one, Mponeng has started a programme to meet the Charter's 10% target. Of the 6,000-strong workforce, 3% are currently women and approximately a sixth of that number work underground. However, not all are in such challenging positions as Gladys. Minimum requirements for selection are aptitude proficiency and physical stamina, as well as education. Others may work in less demanding areas, for example, as locomotive drivers, or in the haulages, pumps or maintenance sections. But all have to acclimatise themselves to a new type of work environment, where they will have to contend with shift work (the mine is operational 24 hours a day), working at depths of up to 3 kilometres, and with being subjected to humid temperatures of up to 27degree celsius. One constraint, however, is that in the case of pregnant women, they may not work underground for the period of the pregnancy and are redeployed to surface jobs in the interim. The issue of safety is addressed through a number of mine safety initiatives which require that employees work according to set standards and which stipulate that each employee takes responsibility for his or her own safety.
Studying privately in her spare time saw Maria
Thomas realise her dream of becoming a winding
engine driver at AngloGold's Mponeng mine.
However, she has her sights set on becoming
a foreman or manager.

Labour practices
Case studies
L26
Skills training is offered over various periods depending on the job category. AngloGold's "New Era Artisans" programme is currently training 23 women to become apprentices, three to become engineers and two are at university. Degreed women working underground are still few and far between with the current situation being two geologists and one Occupational Safety and Health Officer - but training programmes and targeted recruitment are expected to redress this situation.
The process of introducing and assimilating women into such a traditionally male-dominated industry has been a gradual process and one that is ongoing. One challenge for the future, according to Peter Lombard, is the provision of accommodation to meet the new demands. This includes toilets, change houses, and most important accommodation, previously designed as single-sex residences. According to Lombard a far greater challenge will be the normalisation of the workforce in terms of the Employment Equity Act, which stipulates that the workforce should reflect the same demographics of the area. "There is a lot to do in normalising the mining ratio, but I am very positive that we will make progress in achieving this," says Lombard. No small task, but one which is achievable through commitment to Employment Equity. Each mine has its own Employment Equity Committee, represented by organised labour and management, and the Steering Committee meets every quarter. At the same time ongoing audits take place, in terms of the Scoreboard, which monitor progress and indicate areas of development. Although the challenges ahead are daunting they are not insurmountable and the mining industry can look forward with confidence to having many more Gladys Motsekis and Maria Thomases in their ranks.
After gaining her Blasting Certificate in 2001, Gladys Motseki was responsible for marking the rock face, to advise the underground team's driller where to drill the holes for the explosives before blasting. During this time Gladys supervised 17 male colleagues.

Labour practices
Case studies
L27
South Africa
7.6 Planning for closure at Ergo
Ergo's history goes back to the 1950s and 60s when Anglo American Corporation of South Africa Ltd pioneered technology to re-treat old gold mine slimes dams and sands in order to recover residual gold and uranium, as well as pyrite for the production of sulphuric acid. Following this, the East Rand Gold and Uranium Company (Ergo) was formed, initially acquiring rights to 19 slimes dams containing some 378 million tonnes of material on the East Rand. It was subsequently merged into AngloGold in June 1998.
The Ergo operation plant near Brakpan was commissioned in 1977 and production of gold, uranium and sulphuric acid commenced early in 1978 with a treatment capacity of over 1.5 million tonnes of slime per month. In 1985, a new carbon-in-leach (CIL) plant was completed, the largest of its kind in the world at that time. Ergo currently reclaims slimes from dumps dispersed over a 1,500km
2
area 35km east of Johannesburg.
The operational life of the plant was originally planned for 15 years but was extended to 25 years when the CIL process was discovered. From the outset the Ergo operation was extremely profitable as a result of the relatively high gold content of the earlier slimes dams. As Ergo approaches the end of its life the profitability of the operation has declined. This is because the slimes dams that are still available for treatment have a much reduced grade, due to the improved treatment processes introduced as mining advanced. This, and the resultant loss in profit, led to a decision some four years ago to close the operation. The closure date is December 2004.
The plant currently employs 850 full-time staff and about the same number of contractors, all of whom are affected by the impending closure. Preparation for plant closure, which has precipitated a retrenchment programme in February/March 2005, started at the same time as the decision to close was made. An annual "road show" informs small groups in workplace areas on plant closure developments and its implication for employees. One-on-one interviews were also held to determine the level of understanding of what the plant closure would mean to individual employees. Previous testing, as part of the Employment Equity programme, has been taken into account to determine applicability for training. Employees also have access to two professional psychologists currently counselling in areas of HIV/AIDS and alcohol abuse.
Employee length of service ranges from 25 years to new appointments (although these are obviously kept to a minimum). Unlike other AngloGold mines with a high migrant labour force, most Ergo employees live in local towns. So one of the first options will be to try and place employees with East Rand companies who may require similar skills. Impala Platinum has already recruited a number of Ergo employees so there may be an opportunity for future redeployment of more Ergo personnel. It is also envisaged that a small number will be redeployed to other AngloGold operations - those with managerial skills and operational/engineering competencies in particular.
A skills training programme has been implemented, in consultation with unions, as part of Ergo's Social Plan. A questionnaire was circulated to employees to determine individual preferences at plant closure e.g. transfer or additional skills training, since many will not find alternative employment within the East Rand. Of 900 questionnaires circulated, 729 were returned. 349 have already received training in specific areas, ranging from art and crafts and building and construction to clothing and textiles and manufacturing and engineering. Training courses are being run through various institutions, including technical colleges and University of South Africa (UNISA). Carpentry classes, which formed part of

Labour practices
Case studies
L28
building and construction, were run in conjunction with the Department of Labour, while manufacturing and engineering trainees attended South African Paper and Pulp Industry (SAPPI) for trade test training. The majority of employees (127) chose driving instruction in the transport sector and this is being organised through local driving schools. The competency success rate in the skills training programme, for which candidates receive certificates, is running at almost 100%.
However, since courses accommodate 24 people at a time, sometimes for up to six weeks at a time, Ergo does not envisage that all of the remaining 380 employees will undergo skills training by the end of the year. As a contingency measure, they will receive a voucher to enable them to complete their skills training preference in a three-month period post retrenchment. Participation in Department of Labour sponsored training will be encouraged.
A handful of employees have expressed interest in starting a small business and they will attend workshops with AngloGold's Small and Medium Enterprises Development Initiative (SMEDI).
(See case study on SMEDI in the community
section of this report).
They are also likely to attend training courses at the
Springs Chamber of Commerce and Industry, which runs a Business Linkage Centre, linking small and big businesses.
Although most employees have come to terms with the plant closure and its implications, from counselling sessions with individual workers, it has emerged that many are most concerned with financial issues, especially debt. Ergo has signed a contract with Edutouch, a programme that offers financial guidance and business advice. Edutouch machines will be based at an information centre in an effort to assist with financial planning. Joe Mosehle, Social Plan/Employment Equity Officer at Ergo, who celebrated 25 years service at the plant last year, will make family visits offering information and advice, to help combat insecurity fears. He says that there is a perceptible difference in employee attitudes to those who have completed the skills training programme and those who haven't. "Our challenge is to train people and allow them to practice their newly acquired skills."

Labour practices
Case studies
L29
Morila, Mali
7.7 A practical approach to developing locals in Mali
One of the major challenges that confront the Malian operations is the development and empowerment of local employees. The skills base of the local workforce at their operations ranges from unskilled employees with no formal education or training to highly educated employees who have mostly obtained their qualifications in Eastern Europe and France. Due to the fact that the mining industry is relatively new in Mali these highly qualified employees have not had much formal training or had the opportunity to gain much practical mining experience.
A number of managerial and highly skilled positions at the operations are therefore held by expatriate employees.
One of the key focus areas is to develop local employees so that in the medium term they will be able to take over these positions. A practical approach has been embarked upon to develop Malian employees and promote our localisation programmes.
As a starting point, the East and West Africa Region's Training Manager, Chris Britz, has developed competency profiles for all jobs. The profile basically outlines the competencies, experience and qualifications required for each job. A detailed analysis of each of the job incumbents is then conducted and the gap between the ideal profile and the actual profile is identified. A training needs analysis is then conducted and training programmes are developed to address the deficiencies.
An engineering training school has been established at Morila mine that caters for the Malian operations. Engineering learners are developed over a three-year period to become qualified artisans. The first learners qualified at the end of 2003. This school is the only one of its kind in Mali.
"There are basically three focus areas within the training intervention," says Peter Geleta, Senior Human Resources Manager for the East and West Africa region. "Firstly we want to improve the skills levels of our employees in their current jobs so that they can work efficiently, safely and most of all they can enjoy their work. Secondly we need to develop employees to their full potential and thirdly we need to identify locals with talent that can be developed into our future managers.
"To address our future manpower needs with regards to local managers we have embarked on an aggressive process of identifying locals with potential and implementing individual needs based development plans. A number of these employees have been included in the Company Management Development Programmes that are run annually in South Africa."
Local graduate employees who perform well and show the necessary potential are offered the opportunity to join our management in training programmes. The mine has recently appointed an Engineering MIT and a Metallurgical MIT at Morila mine.
"We are in the process of developing a data-base to identify Malians studying abroad with the aim of offering talented individuals the opportunity to join our MIT programmes once they have completed their studies," says Peter.
"A further intervention being embarked upon to ensure we have local managers to cater for our future manpower needs is our bursary scheme. For the first time we will identify 10 school leaving pupils with potential and offer them mining related bursaries to come and study in South Africa in 2004.
"We are optimistic that through all our training efforts we will contribute to the skills upliftment at our operations and in Mali as a whole. We are confident that in the medium term our operations will be managed by Malian employees."

Labour practices
Case studies
Australia
7.8 Living the culture and values
During 2002, McKinsey and Company conducted a "culture and values" survey across all AngloGold operations. Driven by the corporate office in South Africa, the survey focused on the current culture and values of the organisation, as well as the desired culture and values going forward.
Approximately half of the permanent employees in the company's Australia region were surveyed. Encouragingly, the results of the survey showed that the Australian region has one of the highest levels of satisfaction with its current culture and a good level of alignment between the desired culture and values.
Of those employees surveyed, employee safety was perceived to be the most important AngloGold Australia value. Other important values desired by employees - and perceived to exist - were: continuous improvement, teamwork, and performance and environmental awareness.
L30
AngloGold Australia - Current core values
· Employee safety
· Cost reduction
· Continuous improvement
· Teamwork
· Shareholder value
· Performance
· Profit
· Environmental awareness
· Financial viability
· Productivity
Shared values across all AngloGold regions:
- Employee safety
- Shareholder value
- Environmental awareness

E1
Environment
Contents
The environment
......................................................................
E1
Business principle: AngloGold and the environment
................................................
E2
1. Key indicators
......................................................................
E3
2. Milestones - 2003
................................................................
E3
3. Environmental policy
..............................................................
E3
4. Review of 2003
........................................................................
E4
5. Reporting in line with GRI
......................................................
E7
6. Objectives for 2004
..................................................................
E9
7. Case studies
7.1 AngloGold subscribes to ICCM principles
..............................
E10
South Africa
7.2 Ergo Daggafontein tailings dam rehabilitation trials provide long-term solutions
............................................................
E11
East and West Africa
7.3 Nyakabale agriculture project
..............................................
E13
7.4 Planning for reclamation and revegetation at Yatela
................
E14
7.5 Actively engaging with communities in West Africa
..................
E15
7.6 Immediate action following environmental incident at Sadiola
..
E17
Australia
7.7 Environmental and community incident reporting in Australia
..
E19
South America
7.8 Contributing towards environmental education in
South America
....................................................................
E20
7.9 Model decommissioning plan at Mina Velha
..........................
E21
North America
7.10 Protecting for the future - biodiversity programmes in
North America
..................................................................
E22
7.11 Innovative reclamation of exploration tracks and haul roads
....
E23
Levels of assurance The
symbol indicates reasonable assurance, established by:
- conducting interviews and holding discussions with management, key personnel and/or stakeholders of AngloGold Limited and assessing data trends.
- obtaining an understanding of the systems used to generate, aggregate and report the selected data.
- conducting site visits to test systems and data and inspecting premises where necessary.
- assessing the completeness and accuracy of the selected data.
- reviewing and analysing collected information and effecting re-calculations where considered appropriate.
The symbol indicates limited assurance, established by:
- conducting interviews and holding discussions with management, key personnel and/or stakeholders of AngloGold Limited and assessing data trends.
- reviewing systems and documentation and performing analytical procedures where necessary.

Environment
Business principle
E2
Business principle: AngloGold and the environment
·
We recognise that the long-term sustainability of our business is dependent upon good stewardship in both the protection of the environment and the efficient management of the exploration and extraction of mineral resources.
·
We will comply with all applicable environmental laws, regulations and requirements.
·
We are committed to establishing and maintaining management systems to identify, monitor and control the environmental aspects of our activities.
·
The company will ensure that financial resources are available to meet its reclamation and environmental obligations.
·
The company will ensure that its employees and contractors are aware of this policy as well as their relevant responsibilities.
·
We will conduct audits to evaluate the effectiveness of our environmental management systems.
·
We are committed to communicating and consulting with interested and affected parties on environmental aspects of our activities.
·
We will work to continually improve our environmental performance; and
·
The company will participate in debate on environmental matters at international, national and local levels.

Environment
E3
1. Key indicators
·
Environmental incident reporting guidelines approved by the Board
·
Environmental management systems in place, or being developed, at all operations
·
Mine closure plans in place, or being developed, at all operations, including sufficient funding for environmental obligations
·
Audits of environmental performance undertaken at Sunrise Dam, Geita, Sadiola, Yatela and Morila during 2003
2. Milestones - 2003
·
Environmental incident reporting guidelines have been drawn up for the group as a whole and have been approved by the Board committee. This is now being implemented across the group.
·
Environmental management systems to identify, monitor and control the environmental aspects of activities are in place or are being put in place at all operations.
·
In 2003, the Department of Business, Industry and Resource Development (DBIRD) from the Northern Territory Government accepted the Mine Management Plan for Union Reefs in Australia, which included decommissioning and closure.
·
Geita Gold Mine in Tanzania was awarded a certificate of merit for achieving second place in the Presidential Awards for Leadership and Excellence in Environmental Management in Mining.
·
After extensive rehabilitation trial work at the South African surface retreatment operation, Ergo, a preferred methodology for rehabilitating the tailings dam has been determined and full-scale progressive rehabilitation work, with monitoring and modelling systems, can now be employed to demonstrate the long-term sustainability of this rehabilitation solution.
(See case study on rehabilitation at Ergo on page E11.)
3. Environmental policy
AngloGold's environmental policy was approved by the Board in 1999.
·
We recognise that the long-term sustainability of our business is dependent upon good stewardship in both the protection of the environment and the efficient management of the exploration and extraction of mineral resources.
·
We will comply with all applicable environmental laws, regulations and requirements.
·
We are committed to establishing and maintaining management systems to identify, monitor and control the environmental aspects of our activities.
·
The company will ensure that financial resources are available to meet its reclamation and environmental obligations.
·
The company will ensure that its employees and contractors are aware of this policy as well as their relevant responsibilities.
.
We will conduct audits to evaluate the effectiveness of our environmental management systems.
·
We are committed to communicating and consulting with interested and affected parties on environmental aspects of our activities.
·
We will work to continually improve our environmental performance; and
·
The company will participate in debate on environmental matters at international, national and local levels.

Environment
Review of 2003
E4
4. Review of 2003
Governance and management
AngloGold's environmental issues are overseen by a Board committee on Safety, Health and Sustainable Development. This committee approves relevant policy and is responsible for good governance.
The Board is chaired by Non-executive Director Bill Nairn. Other members of the committee are Deputy Chairman Dr James Motlatsi and Chief Executive Officer Bobby Godsell. The committee met on four occasions during 2003.
A small corporate office environmental team engages with the international environmental community, including the International Council on Mining and Metals (ICMM), to establish and advise on policy and best practice, and co-ordinate efforts across the group. Actual responsibility for environmental performance rests with line management across the group, with the heads of each region, reporting to the COO, being held accountable for environmental performance.
AngloGold's operations are subject to the environmental laws, rules and regulations of the various countries and jurisdictions within which they operate. At an operational level, responsibility for environmental performance rests with each of the general managers at the various sites, who are usually also accountable in terms of these same laws.
AngloGold actively participates in both national and global debates on sustainable development and is one of the founder members of the ICMM. AngloGold subscribes to the ICMM principles of sustainability.
(See case study on page E10).
Environmental incident reporting systems
An environmental incident reporting system was agreed by the Safety, Health and Sustainable Development Committee of the Board in October 2003. The Board requires that major environmental incidents are reported to it on a quarterly basis and has defined an environmental incident as an uncontrolled event (or failure to act on the part of the company) that results in a violation of an environmental law, regulation or established company environmental policy. A major incident is one which is:
·
Likely to attract public attention; or
·
Results in a cost to the company exceeding US$500,000 (total costs including fines, compensation, clean-up, loss of production, anticipated litigation costs, etc).
Environmental management system
Environmental management systems (EMSs) are in place or being developed at all operations.
·
An EMS is in place at each operation in the East and West Africa region. ISO 14001 certification has been achieved at Geita mine in Tanzania.
·
EMSs have been integrated into the NOSA Health and Safety system which has been implemented in South America. The Cerro Vanguardia mine in Argentina has been certified ISO 14001-compliant. The aim is to have all of the South American operations ISO 14001-certified by the end of 2004.
·
All the South African operations operate within Environmental Management Programme Reports (EMPRs) that have been approved by the Department of Minerals and Energy (DME), in consultation with other departments such as the Department of Water Affairs (DWAF). The EMPRs identify individual impacts, mitigation measures and rehabilitation requirements. These have been used as the basis of a proprietary EMS, which is in the process of being developed and rolled out to each of the business units. This EMS, which is based on ISO 14001 principles, will be an electronic- based system.
·
EMSs have been implemented at all of AngloGold Australia's operations, and as a signatory of the Australian Code for Environmental Management (run under the auspices of the Minerals Council of Australia), the Australian region is required to produce a public environmental report on an annual basis. (Details can be found in the
Australian Safety,
Health, Environment and Community Report
).
·
AngloGold's North American mines operate under a highly regulated environment. An environmental management system is being developed and refined to ensure full legal compliance.

Environment
Review of 2003
E5
The EMSs at all operations encompass (or will soon encompass) the following components:
·
A legal register
·
An identification of the environmental impacts and mitigation measures for the operation
·
A clearly defined structure of responsibilities
·
Procedures for monitoring and measuring all potential impacts
·
A procedure for document control
·
Procedures and guidelines for training, awareness and competence
·
Emergency preparedness plans
·
Environmental objectives and targets
·
A regular auditing and review process
·
Non-conformity, corrective and preventative action procedures, and
·
A regular systems review cycle
Each of the regions has an audit process in place. In most instances auditing is done on an annual basis, but in other cases it can be more or less frequently. Both internal and external audits are used, depending on specific requirements.
Mine closure planning and financial provisions for closure
In all of the jurisdictions within which AngloGold's operations conduct their business, the group is required to provide financial assurance, in a form prescribed by law, to cover the cost of some or all of the anticipated closure and rehabilitation costs for the operation. These estimates are derived from a mine closure plan which sets out the way in which the business would cease operations and address the issues associated with closure. These plans are revised on a regular basis throughout the life of the operation as situations change.
(See case study on Mina Velha on page E21).
So, while the ultimate cost
to be incurred in future contains a degree of uncertainty, AngloGold estimates the total cost for mine closure and rehabilitation, in current monetary terms, to be US$241.1 million.
Cyanide management
The use of cyanide for the recovery of gold is critical to the current viability of the gold mining industry, but its use remains one of the most significant concerns for the international environmental community and hence the industry itself. AngloGold participated in the development of the International Code for Cyanide Management which was published in 2002. (This can be found at www.cyanidecode.org.) The company is currently reviewing all of its operations to determine any areas that will need to be addressed in order to fully comply with the code.
Resource use and waste generation - energy, water and
other materials
There is an ever-increasing awareness of the need to reduce, or at least improve, the efficient use of scarce environmental resources such as energy and water.
The group recognises that, apart from the environmental advantages of reducing the use of such raw materials, this could also potentially bring about significant cost savings to the company. The overarching philosophy is to optimise the use of resources, an objective that is best managed at site level, where staff understand the requirements of the operation and can identify needs and wastage.
Environmental targets are set by the individual operating mines or business units as applicable to their own EMS and committed to in line with the corporate environmental policy. These targets reflect the priorities and risks unique to each operating unit. Information on resource use and waste generation is collected and recorded at site level, where it is used to influence the site environmental management programme. Owing to variations in site conditions, as well as mining and treatment processes, resource-use efficiencies differ greatly

2003 Balance
Total
contribution in
Trust
estimated
to Trust Fund
Fund
liability Note
South African
operations
11.1
(2)
52.7
97.6
(1)
East and West
African operations
-
-
25.4
(3)
North American
operations
-
-
55.0
(4)
South American
operations
-
-
31.4
(3)
Australian
operations
-
-
31.7
Total
11.1
52.7
241.1
All figures are in US$ millions.
(1)
All calculations are based upon the 2003 business plan. In South African law AngloGold is required to estimate its environmental closure and final rehabilitation costs and to use this estimate to make periodic cash contributions to an environmental trust fund, created in accordance with rehabilitation obligations of those operations.
AngloGold's estimated future
environmental rehabilitations as at
December 31, 2003 are as follows:
(2)
Includes growth in the Trust Fund of US$4.2 million.
(3)
For East and West Africa, North America, South America and Australia, the obligations are based upon the company's net interest in millions of US dollars. The obligations will be funded from existing cash resources and future cash flows.
(4)
For North America, the total estimated liability is based on the amounts agreed with various federal and governmental agencies and AngloGold North America has posted reclamation bonds aggregating approximately US$44.3 million to cover these potential environmental obligations. AngloGold has provided a guarantee for these obligations.

Environment
Review of 2003
E6
between operations. The optimisation of resource use is also controlled by the management accounting systems of the various sites, where the cost of resources such as fuel and water consumption affect the total cost of mining, reflected as a US$/oz cost.
Because the group believes that the mechanics of this are best dealt with at site level, AngloGold does not maintain a centralised database of this information at corporate office but obtains details from site when required. The need for a centralised database of such information is being reconsidered given the demand for information by various socially responsible investment analysts and reporting frameworks such as the Global Reporting Initiative. Progress on this will be reported on next year.
Surface disturbance, impact on biodiversity and land rehabilitation
One of the most visible impacts of mining operations is the disturbance of land surface through the creation of surface mines, and the establishment of rock and tailings disposal facilities, along with other mining infrastructure. To minimise the impact of operations on the environment, environmental impact assessment (EIA) studies are carried out for all new projects, and measures to minimise any disruption are implemented as part of the EMS.
At existing operations, controls are built into the EMS and its related policies and procedures. Where possible, revegetation of disturbed areas is carried out during the operational life of the mine, otherwise it forms part of the mine closure process.
AngloGold prides itself on its ability to rehabilitate old mining areas. The term rehabilitation, as used in this document, refers to the process of reclaiming or restoring mined land to allow an appropriate predetermined post-mining use. Rehabilitation standards are determined, amongst others, by the South African Department of Minerals and Energy, the US Environmental Protection Agency, the US Bureau of Land Management, the US Forest Service, the Australian Department of Minerals, and addresses among others, ground and surface water, topsoil, final slope gradient, waste handling and revegetation issues. In North and South America, novel techniques have been used to revegetate old mining pits and haul roads
(See case study on Mina Velha on page E21 and North America case study on page E23)
. In South Africa, the company
participates in on-going research to improve the long-term sustainability of its revegetation practices.
(See case study on Ergo on page E11)
.
Biodiversity issues
The loss of biodiversity and ongoing threats to habitat are issues of international concern. In the mining context, activities of greatest impact are the transformation of land, potential pollution from mineral processing activities and secondary impacts from mining development. All mining and potential mining sites are evaluated - as part of the EIA process - in respect of biodiversity issues and, in particular, whether any unique flora or fauna species will be affected.
AngloGold, through its participation in the ICMM's Biodiversity Taskforce, is working with the International Union for Conservation of Nature and Natural resources (IUCN) to find ways in which the industry can improve its environmental performance. AngloGold believes that mining does not only have negative effects, but can offer real opportunities to enhance biodiversity conservation. Mineral exploration projects are often situated in remote locations, and when conducted in partnership with biologists, offer a unique opportunity, together with environmental baseline studies, for improving knowledge on biodiversity. Revegetation activities also provide the opportunity for re-introducing plant species into environments where they may have been threatened. No doubt the partnership between the ICMM and IUCN will uncover many other ways in which the company can contribute to biodiversity conservation.

E7
Environment
GRI
Core indicators
EN2. Percentage of materials used that are waste (processed or unprocessed) from sources external to the reporting organisation. Refers to both post-consumer recycled material and waste from industrial sources. Report in tonnes, kilograms, or volume.
AngloGold's Ergo operations are recovering gold from old tailings deposits distributed across the East Rand. In 2003 Ergo treated 30.9 million tonnes of material which is 6% of the total gold produced at AngloGold's South African operations. However, the depletion of economically viable waste dumps means that Ergo operations are currently winding down. The retreatment of old tailings material, in addition to economic benefits, has allowed the environmental clean-up of a number of problematic areas on the East Rand and after rehabilitation of the treated areas, has provided for a number of alternative land uses (such as residential development).
EN13. Significant spills of chemicals, oils, and fuels in terms of total number and volume. Significance is defined in terms of both size of the spill and impact on the surrounding environment.
One significant incident reported at Sadiola in Mali.
(See
case study on page E17).
In South Africa, a number of
pipeline bursts at the Ergo operations resulted in the release of slimes and slurry materials to the environment. In South America, a pipeline break at Cerro Vanguardia resulted in a small spillage of low concentration cyanide. In North America, Jerritt Canyon suffered spills of contaminated quench cooling water, tailings dam reclaim water and hydraulic fluid. All of the above incidents were reported to the authorities, contained and cleaned up.
Additional indicators
5. Reporting in line with the Global Reporting Initiative (GRI)
Environmental performance indicators
Materials
Environmental targets at AngloGold are set by the individual operating mines or business units. These targets reflect the priorities and risks unique to each of the operating units. Because AngloGold believes these matters are best dealt with at site level, the company, historically, has not maintained a centralised database of this information. Hence, aggregate information on total materials use, energy use, waste use, impacts on biodiversity, gas and substance emissions, water discharge, land and habitats, performance of suppliers, and total expenditure is not currently available. However, this approach is being reconsidered given both the demand for such information and where its availability could result in increased operational efficiencies and/or more effective environmental management. Where information is available, it is supplied below.
Emissions

Environment
GRI
E8
Core indicators
EN15. Percentage of the weight of product sold that is reclaimable at the end of the product's useful life and percentage that is actually reclaimed. "Reclaimable" refers to either the recycling or re-use of the product materials or components.
Gold is not "used" in the process of consumption. Rather, because of its rarity and value, the product is cherished and re-used. Almost all the gold available on surface is potentially available for re-use.
EN16. Incidents of fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues. Explained by country of operation.
At Cripple Creek and Victor (CC&V), the company entered into two settlements with the US Environmental Protection Agency and the State of Colorado over alleged violations of the Clean Water Act. The settlement documents were executed on September 11, 2002 and became final in the first part of 2003. The settlements required payment by CC&V of US$125,000 to the Federal Government and injunctive relief in four areas.
Additional indicators
5. Reporting in line with the Global Reporting Initiative (GRI) (continued)
Environmental performance indicators
Compliance
Products and services

Environment
Objectives for 2004
E9
6. Objectives for 2004
·
Implement refined environmental incident reporting system, particularly to achieve agreement across the operations on levels of incident reporting
·
Improve data gathering systems to ensure consistency in reporting across all business units
·
Fully implement EMS across the group
- Complete ISO 14001 certification of South American operations
- Fully implement electronic-based EMS in South Africa

Environment
Case studies
7.1 AngloGold subscribes to ICMM principles
AngloGold is a founding member of the International Council on Mining and Metals (ICMM) and subscribes to the ICMM principles of sustainability.
ICMM sustainable development framework - ICMM principles
As members of the ICMM, or as companies that have otherwise agreed to take on the same performance obligations as ICMM members, we seek continual improvement in our performance and contribution to sustainable development so as to enhance shareholder value.
In striving to achieve this, we will:
1. Implement and maintain ethical business practices and sound systems of corporate governance.
2. Integrate sustainable development considerations within the corporate decision-making process.
3. Uphold fundamental human rights and respect cultures, customs and values in dealings with employees and others who are affected by our activities.
4. Implement risk-management strategies based on valid data and sound science.
5. Seek continued improvement of our safety and health performance.
6. Seek continued improvement of our environmental performance.
7.
Contribute to the conservation of biodiversity and integrated approaches to land use planning.
8. Facilitate and encourage responsible product design, use, re-use, recycling and disposal of our products.
9. Contribute to the social, economic and institutional development of the communities in which we operate.
10. Implement effective and transparent engagement, communication and independently verified reporting arrangements with our stakeholders.
ICMM corporate membership includes a commitment to measure corporate performance against these principles.
See the Report to Society at www.anglogold.com for an elaboration of these principles.
E10

E11
Environment
Case studies
South Africa
7.2 Ergo Daggafontein tailings dam rehabilitation trials
provide long-term solutions
AngloGold's Ergo operation is the largest surface retreatment operation in the world. The company was first listed on the Johannesburg Stock Exchange as the East Rand Gold and Uranium Company (Ergo) in 1977, and was merged into AngloGold in 1998 on the group's formation. Using a novel process, Ergo retreats slimes or tailings (the residue that remains after mined ore has been processed) that were dumped (or stored and dried) on massive hill-like structures in years past. It extracts the gold that remained behind when processing operations were not able to recover as efficiently as is possible today. Located some 35 km east of Johannesburg in Gauteng, Ergo has reclaimed from dumps dispersed over an area of 50 km from west to east and 30 km from north to south. At full production, Ergo's treatment facility at Brakpan treated around 3 million tonnes of tailings per month but today this operation is winding down.
The Daggafontein tailings dam was established in 1986 and over a period of 15 years grew to 200 million tonnes of gold tailings. These tailings came from a number of sources, mostly smaller dumps scattered across the Springs/Daggafontein area. Once residue from the smaller dams was consolidated into the Daggafontein tailings dam, the other areas could be rehabilitated. However, when deposition of material into the Daggafontein tailings dam stopped in December 2001, the dam had to be rehabilitated to achieve environmental closure. This was necessary both in terms of the company's policy in respect of rehabilitation and to obtain formal closure from the Department of Minerals and Energy.
After an extensive risk-based remediation planning process - which entailed an investigation into reshaping geometry in combination with different cover layers - the Ergo environmental management team decided to test the recommended geometry and cover layer on a pilot scale prior to full implementation.
The south-west corner of the dam
(see photographs)
was chosen for the pilot
testing as a result of the considerable erosion experienced on the wall surface and the 70 m high wall at this corner. Work here started in July 2002, with reshaping and placing of the cover layer continuing until May 2003. The seeding of the indigenous grass cocktail could begin in earnest when the 2003/2004 summer rains arrived. Monitoring and assessment of the system is still in progress. Despite below average rainfall during the 2002/2003 summer season, the pilot still appears very impressive as an erosion-resistant cover system.
Says Hennie Geldenhuys, Manager: Projects and Services, who is responsible for the rehabilitation activities at Ergo, "Tailings material by its very nature is easily erodable. It became apparent that the wall holding the material back would have to be shaped using proper geometry and scientific modelling to manage erosion. To further strengthen the structure, a 300 mm cover layer was used to provide a competent, erosion-resistant surface. This cover layer consists of "armouring" material - a 60% rock and 40% soil mixture. While the rock provides solid, erosion-resistant protection, the soil allows for vegetation to grow, further strengthening the surface, and resulting in an aesthetically pleasing landscape.
"The trial at Daggafontein is groundbreaking, and although initially more costly, there is little doubt as to the long-term sustainability of this method."
While various other methods were tried to stabilise and rehabilitate the wall surface, these proved inferior when compared with the current trial. These
South-west corner of the Ergo Daggafontein tailings
dam prior to geometry modifications and placing of
cover layer (June 2002).
South-west corner of the Ergo Daggafontein tailings dam after reprofiling of the wall and placing of cover material (December 2003).

E12
methods included amelioration of the tailings material and establishment of vegetation directly in the tailings as well as a thin soil layer to cover the tailings. Says Hennie, "There are cheaper, short-term solutions one could use, but these are usually dependent on biological systems. If something like a fire or a sustained drought were to destroy the biological system, the long-term erosion resistance of the dam would be compromised. This trial has proved that with the appropriate methodology and resources, long-term sustainability is possible. This is a first in the industry, and we are confident that it is the appropriate solution for this particular tailings dam."
The results of the pilot work meant the team had enough confidence to extend the system to other parts of the dam, and good progress has subsequently been made with the north wall.
"At only 30 m in height, and with a gentle 16 degree gradient, the north wall required less profiling, and was dubbed the `easy' section of the dam. Having completed the north and the more difficult south-west corner, the team will be in a position to estimate the resources required to complete the rest of the dam with reasonable confidence.
"Another important aspect of rehabilitation is stormwater management. Our ability to control stormwater has a direct bearing on the sustainability of the rehabilitation work, as uncontrolled erosion would compromise the long-term rehabilitation success. The pilot scale rehabilitation work was designed and constructed in such a way that we could monitor two distinct possibilities for the management of stormwater run-off."
The first entailed managed overland flow (flat benches) without stormwater chutes channelling stormwater down the wall. Stormwater flows from the slope to a flat bench and then decants to the next slope. The second involved tilted back benches with stormwater chutes. Stormwater thus accumulates on the benches, flows towards stormwater chutes and then is discharged down the wall in the concrete chutes. The photographs alongside illustrate the two types of stormwater management philosophies.
"After extensive work on this issue, it was established that the more expensive stormwater control system (option 2) is essential for the long- term integrity of the system. The problem with overland sheet flow (option 1), is that preferential flow paths started to develop lower down the wall. Although no serious erosion occurred during the 2002/2003 rainy season, the drainage pattern suggested that the cover system may be compromised in the longer term. Sustainability of the rehabilitation system now needs to be demonstrated by means of monitoring and modelling. Monitoring will receive priority attention during 2004."
The team is aware that although the trial is completed, the majority of the work still lies ahead. Total rehabilitation is scheduled for completion in 2006, although seasonal variations may impact on timing.
Environment
Case studies
Philosophy 1
Philosophy 2
Rehabilitation in progress on section of north wall
(December 2003)
Option 1
Test Panel
Option 2
Test Panel
Option 1
Overland flow from slope
to bench onto next slope
(sheet flow)
Option 2
Collect stormwater from slope on the bench below and direct
to concrete launder

Environment
Case studies
E13
East and West Africa
7.3 Nyakabale Agriculture Project
The Nyakabale agricultural project is a unique partnership between the community, the Geita Gold Mine and All Terrain Services (ATS) - the catering contractor to the mine, which was established in June 2001.
Says Carolyn Brayshaw, the community development co-ordinator for the mine, "The object of the project was to establish an initiative that was beneficial to the local surrounding communities displaced by the mine concession area, to improve relations and give these communities an economically viable source of income.
"A cash crop was identified that would be economically, environmentally and socially sustainable. After extensive research it was decided that the Moringa oliefera, or Magic Tree would be a suitable crop. Cultivation of this tree allows for inter-cropping with vegetables which are supplied to the nearby mining village."
The commercial value of the trees lies in their seeds, from which oil is extracted. This oil is then purchased by a company based in Dar es Salaam. There are many local uses for the tree as the leaves are high in vitamins and are a good food supplement for people not receiving all their nutritional requirements. This crop also has potential as a natural water flocculent which has not yet been exploited.
"It soon became clear, however, that the size of land allocated was unable to produce sufficient quantities to meet the vegetable requirements of the mine. The focus of the project then shifted in a new direction - local farmers were encouraged to grow vegetables and from this a co-operative developed."
The farmers' co-operative has 60 members and was officially registered in April 2003. The Nyakabale community project, together with the farmers' co-operative, is now producing approximately 65% of all ATS's fruit and vegetable needs.
"The funds made by the co-operative farmers can be seen as a direct benefit as the money is injected into the community without being taken up by administrative and organisational costs. The forward thinking focal point of the project is now to offer extension services and to assist in marketing, financial management and all other aspects of operating a sustainable business."
As with many community-based projects, the single focus has now broadened to incorporate many issues pertinent to the community. These spin-off initiatives include the introduction of environmental education at the local primary school, an indigenous tree nursery as there is potential to use these in the environmental rehabilitation programme, poultry farming and women's workshops.
Future plans for the project include encouraging the development of the project so that it provides all of the mine's fruit and vegetable needs, encouraging local farmers to plant Moringa oliefera as a viable cash crop, poultry farming and research into the potential of keeping other forms of livestock.
The mine is not limiting itself to the Nyakabale Project. Other initiatives that are earmarked for community development projects include the Nyamkumbu brick- making facility, a fruit juice plant, a windmill for communal water and a briquetting machine.
Together, the farmers' cooperative and the
Nyakabale project produce 65% of the fresh
vegetables used on mine.
The useful Moringa oliefera or Magic Tree is the
primary crop at the Nyakabale project at Geita.

E14
East and West Africa
7.4 Planning for reclamation and revegetation at Yatela
Planning for mine closure begins well in advance and, in fact, in most cases is even taken into consideration at the feasibility stage of a project. At Yatela mine in Mali, rehabilitation of the area affected by mining takes place as mining proceeds.
Following a flora transect study by the Malian Department of Forestry in 2000, the mine and the Department agreed that the areas disturbed by mining would be reforested at a rate of 215 trees per hectare. To ensure the availability of saplings for future forestation, a nursery was established on site. Also in anticipation of rehabilitation, top soil stripped in strict accordance with the mine's Environmental Impact Assessment (EIA) is stockpiled as close to the target rehabilitation areas as possible.
A seed bank has been established - local communities are employed during the dry season to harvest wild grass seeds, which are then packed and stored for use at a later date. This is an annual project during the life of the mine and - in 2002 - about 3,000kg of seeds were collected. In addition to this very necessary input into the environmental rehabilitation process, this function also provides much needed jobs in the area.
The rehabilitation process undertaken at Yatela is as follows:
·
First the slopes are graded to a gradient of 1:3;
·
Topsoil is then placed over the surface in a layer of about 10cm;
·
Interlocking erosion prevention trenches are then cut into the topsoil;
·
Finally, harvested grass and seed is mixed into the soil.
Just over 18 hectares of disturbed land were rehabilitated in 2003 and some 16 hectares will be rehabilitated in 2004.
Environment
Case studies
0
20
40
60
80
100
120
1
2
3
4
5
6
7
8
9 10 11
Planned
Actual
Area planned for rehabilitation and rehabilitated to date at Yatela
Area planned for rehabilitation and rehabilitated
to date at Yatela
Charles Loots, Environmentalist at Yatela, Mali.

Environment
Case studies
E15
East and West Africa
7.5 Actively engaging with communities in West Africa
Sadiola Hill Gold Mine in western Mali, which is a partnership between AngloGold, Iamgold, the Malian government and the IFC, commenced construction in 1995 and poured its first gold in 1997. Construction of the nearby Yatela mine followed in 2000, with production of its first gold in May 2001. The development of the mines has necessitated the relocation of three villages, Sadiola and Farabakouta, adjacent to Sadiola and the village of Niamboulama, adjacent to Yatela.
The relocation of these villages was AngloGold's first experience of resettlement and involved a steep learning curve. Expertise in the form of the Institute for Natural Resources (University of Natal, South Africa) and a Malian consultancy called ASERNI (Association d'Etude et de Mise en Valeur des Resources Naturelles et des Institutions) was contracted to assist with the village relocation exercise. Within the mine's environmental department, staffed predominantly by Malians, a dedicated community liaison function was established to facilitate the four-year programme of extensive community consultation required to carry out this process.
Since the successful relocation of the three villages, community liaison personnel have focused primarily on routine liaison, post-relocation monitoring of the surrounding communities and the establishment of a range of community development initiatives.
While the village relocations have been successful, people in the villages surrounding the mines have still experienced the direct and indirect effects of mining, particularly in a social context, which were predicted. As large-scale mining was new to the area, the communities' full understanding of the environmental and social issues associated with the Sadiola and Yatela operations took time to develop. In order to facilitate their ability to engage rather than merely react to issues of concern, in recent years local stakeholders have begun to push for improved communication and greater disclosure of information. Local communities have established links that extend well beyond the Sadiola region, notably through expatriate family members from the region living in France. In their efforts to interpret information and assist people back at home, these Malian expatriates have approached non-governmental organisations (NGOs) such as GRDR Sante and Friends of the Earth (FoE).
The development of the Sadiola and Yatela mines has brought about substantial physical, economic and social change to the region, and, in seeking to adjust to these changes, the communities consider the mines responsible for the various positive and negative impacts on their lives and livelihoods. In the absence of historical comparisons and a perceived lack of transparency on the part of the mines, these communities came to rely on external stakeholders such as GRDR Sante and FoE to provide a better understanding of some of the technical issues associated with mine impacts.
For its part, the mine felt increasingly that its ability to communicate with stakeholders through existing communications structures was being limited by poor understanding of technical issues on the part of both the local communities and their NGO advisors.
With the support of the other shareholders in Sadiola, AngloGold proposed holding a large-scale stakeholder workshop at which the concerns and needs of all sides could be discussed. The workshop took place at Sadiola in June 2003
Independent consultants from the Institute for Natural
Resources (South Africa) and ASERNI (Mali) facilitate
a public meeting with representatives from the Malian
government, mine and neighbouring villages.
Niamboulama and Kourketo elders and villagers
participating in a meeting to discuss the impacts
of the proposed Yatela mine and the resettlement
of Niamboulama.

Environment
Case studies
E16
and was attended by about 120 delegates from local communities, local, regional and national government, shareholders (AngloGold, the IFC), NGOs and national and international media. Proceedings took place in French, Bambara and Malinke, with limited discussion in English. The use of local languages in the discussion was particularly significant as language has consistently been identified as one of the barriers to effective communication between the stakeholders and the mine management.
Beyond its initial objective of creating a framework for ongoing consultation and information exchange between the various stakeholder groups, the workshop sought to use the inputs of all sides to map a way forward. All parties present agreed that the objective of the workshop was the development and implementation of an integrated development plan for the Sadiola region in partnership with the stakeholder groups. In order to cover the broad range of issues in the time available, the workshop split into four working groups to consider:
·
Human resources/social development
·
Preservation of natural resources/rural economy
·
Infrastructure and equipment
·
Administrative and legal matters
At the end of the proceedings, the workshop drew up a special resolution. This resolution acknowledged that for local development efforts to be more accepted and to move towards a more sustainable outcome, all stakeholders would have to play their part. Clearly this entails that all parties be empowered to do so. In the workshop resolution, stakeholders called on:
·
the Malian government to take urgent action to integrate large-scale mining projects with local and regional development plans; and
·
the mining company to further involve itself in the implementation of community development projects, and establish an effective regular communication with all the stakeholders involved, notably the local communities.
It was also noted that instead of establishing permanent dependency relationships with the mine, the communities should seize the opportunities that large-scale mining offers for the remainder of the mine-life to establish development initiatives that will be sustainable post-closure.
The mine formally undertook to critically review the range of proposals generated by the working groups within the context of economic and technical opportunities and constraints. These initiatives will be incorporated into an Integrated Development Action Plan that will be formulated for the broader Sadiola region, which is being jointly funded by AngloGold and the Luxembourg Development Fund.
As a result of this experience, AngloGold has recognised that the process of community engagement, in which all stakeholders must participate, must continue and evolve throughout the life of an operation. The mine has therefore committed to revisiting the session annually and to use the input received to improve its ability to eventually exit the region in a manner that does not undermine the communities' ability to sustain their livelihoods.
Post-relocation monitoring and community development initiatives will continue throughout the life of the mine.
Mr Macalou, a locally renowned well digger was
contracted by Yatela mine to excavate a new well near
the relocated Niamboulama village site, to replace
one which would be lost in the development of
the mine pit.
Niamboulama villagers and mine personnel involved in
the identification of ancestral burial grounds prior to
the relocation of Niamboulama.

Environment
Case studies
E17
East and West Africa
7.6 Immediate action following environmental
incident at Sadiola
Following a spate of wildlife fatalities at the Sadiola Gold Mine around April 2003, AngloGold's East and West Africa region took action to investigate the incident, to remedy the problems identified and to implement measures to prevent a re- occurrence in the future.
The problem first came to the attention of mine management when several dead birds were discovered in the area of the silt trap and return water dam, next to the Sadiola tailings storage facility (TSF).
As this qualified as a serious incident, a process of audit, communication, reaction and proactive actions followed immediately.
·
Additional water quality samples were collected and analysed for cyanide and metals.
·
The perimeters of the silt trap and return water dam were patrolled. The location and condition of the dead wildlife were recorded.
·
A number of the dead birds were frozen and sent for autopsy.
·
A highly qualified toxicologist visited the site and conducted an investigation.
·
An audit team from AngloGold comprising chemical, metallurgical and environmental experts visited the mine to assess the action already taken and to assist in devising an action plan.
·
Relevant regional and national government departments were informed of the incident, along with local community representatives.
During the latter part of 2002, rigorous operating parameters were established to safely and responsibly treat sulphide material at Sadiola. The aim was to maximise the cyanide addition while at the same time maintaining the WAD-CN (weak-acid dissociable cyanide) levels between 20 mg/l and 30 mg/l, which is well below the international standard of 50 mg/l.
A review of the daily water quality monitoring showed that the cyanide concentrations in the slimes dam, silt trap and return water dam, were well below the level considered to be safe for the protection of wildlife (50 mg/l WAD cyanide).
However, further investigation indicated that there may have been a case for toxicity related to the consumption of cyanide complexes associated with, or present as solids. Copper, having been introduced in the form of copper sulphate as a cyanide destruction agent, could have contributed to high levels of copper cyanide complex salts and, or, high levels of particulate bound cyanide species. This in turn may have resulted in the deaths of the birds consuming disturbed material from the sediment that had accumulated in the silt trap and the return water dam. It was clear that further work was required to assess the potential for such toxicity.

Environment
Case studies
A number of steps have been taken to prevent a re-occurrence:
·
Excess water is currently being drained in order to reduce the area exposed to wildlife.
·
A detoxification plant has been installed in the residue section of the plant to dose residue with peroxide should more than 50 ppm WAD-CN be present in tailings slurry as it leaves the plant.
·
A cyanide destruction process using sodium metabisulphate, and minimising the use of copper sulphate, has been introduced as the primary means of cyanide detoxification. Copper addition has been limited to below 20 ppm in residue solution in the interim.
·
The silt is being cleaned up and deposited on the TSF.
·
Patrolling of the perimeter of the TSF has been improved to more quickly identify any problems in the future.
·
The water monitoring programme has been reviewed in terms of the location of monitoring points and species analysed.
·
Further cyanide speciation work has been initiated with respect to particulate bound or precipitated cyanide species.
·
A back-up detoxification system has been installed in the penstock in the slimes dam to assist in the unlikely circumstance that residue values exceed 50 ppm WAD-CN in the decant pond.
·
Cyanide monitoring and testing equipment has been replaced, the emergency response system has been improved and the training of personnel has been upgraded.
·
Research has been initiated with the long-term objective of recovering the cyanide from the residue stream, with limited detoxification as a secondary process.
At the end of May 2003, separate meetings were arranged with mine management, senior AngloGold executives, the Directorate Nationale de Geologie et des Mines (DNGM) and the Minister of Mines, to inform them of actions taken. The DNGM and Minister of Mines subsequently sent audit teams to the mine to review these actions and have indicated that they are pleased with the outcome. Quarterly meetings will be held in future.
E18
Cyanide use and detoxification at Sadiola
From the mine's start-up in 1997 to late 2002, the Sadiola gold plant processed oxide ores, which are found closer to the surface. This processing entails the use of cyanide and because of the nature of oxide ore, the concentrations of cyanide used (and hence what is left in the tailings or residue after processing) are relatively low. Since cyanide is degraded (or broken down) by exposure to the elements, the commonly used process of natural degradation was adopted. As mining ventured deeper over time, a transition occurred in the extraction and processing of the deeper sulphide ores in that higher concentrations of cyanide were used in the treatment process.
Controls were put in place, including the installation of a temporary cyanide detoxification system, so that, despite the increase in the cyanide concentration levels, in the process, levels of cyanide in the decant pond would not exceed the World Bank Guideline of 50 mg/l. Daily samples are collected from the TSF feed, the decant pond, the silt trap and the return water dam and analysed for total cyanide, WAD cyanide and free cyanide at a mine-based assay laboratory.

Environment
Case studies
E19
Australia
7.7 Environmental and community incident reporting in Australia
AngloGold Australia has a comprehensive incident reporting system in place in terms of which all environmental and community incidents must be recorded, investigated, corrected and reported to the appropriate management level of the organisation. This information is then used to assist in the development of preventative strategies and effective environmental training programmes. Environmental and community incident reporting has been promoted through site inductions and environmental training of all personnel.
In line with the Environmental Management System that was established in the Australian Region during 2002, environmental and community incidents are categorised at five levels:
Level 1:
Insignificant - no or very little environmental impact (impact confined to a small area)
Level 2:
Minor - low-environmental impact. Rapid clean up by site staff or contractors (impact contained to area currently affected by operations)
Level 3:
Moderate - clean up by site staff or contractors (impact confined to lease area)
Level 4:
Major - major environmental impact. Considerable clean-up effort required using site and external resources (impact may extend beyond the lease boundary)
Level 5:
Catastrophic - severe environmental or community impact. Destruction of local species and likely lengthy recovery period. Extensive clean-up involving external resources. (Impact on a regional scale)
AngloGold Australia has had no community-related incidents.
Reported environmental
incidents during 2002/2003
2003
2002
Level 1
65
48
Level 2
27
15
Level 3
9
2
Level 4
0
0
Level 5
0
0
Some of the level 2 and 3 incidents during the year included the following:
Level 2 Type
· Approximately 100l of diesel were released
on to the ground at the workshop fast fuel bowser during refuel activities. The tank did not have a pressure relief shutdown point incorporated in the design.
· During normal operation the hydraulic oil
line to the mill gearbox split, releasing 100l of oil inside and outside the containment bund. The line was affected by vibration and relocated during shutdown.
· Approximately 100l of hydraulic oil were
released from an RC drill rig hydraulic oil pump on to the ground while drilling.
Level 3 Type
· 1,500l of diesel were released to the
environment when the pipe connecting the bulk diesel tank and generators was damaged by the slip in the pit wall. The area was cleaned up and a report submitted to the relevant statutory body.
· During routine maintenance on a rig, the
main hydraulic line broke releasing 350l of oil on to the pit floor. The line was replaced, the area cleaned up and the incident was reported.
· Hypersaline water was released on to
disturbed ground and into an area of degraded remnant vegetation following the failure of an exploration drilling water line. The pipeline was located within a containment trench. Water filled the trench causing it to flow along the containment structure towards the pit, into the vegetated area.
In accordance with Statutory Acts and Regulations in Australia, some incidents will be notifiable to regulatory agencies. These types of incidents are generally written in as licence requirements.

Environment
Case studies
South America
7.8 Contributing towards environmental education
in South America
As part of its commitment to the communities surrounding its operations and in the interests of preserving green areas for future generations, AngloGold South America established the Harry Oppenheimer Environmental Education Centre in the town of Nova Lima, near Morro Velho.
This project has been an extraordinary success. Since opening in October 2000, the centre has been visited by some 9,000 members of the community at large each year, as well as by 3,000 students who take part in a programme designed to develop greater environmental awareness. The centre not only provides a valuable environmental education facility but also contributes towards a richer way of life for people from the surrounding communities. Located in an historic building and surrounded by more than 140 hectares of natural woodlands, the centre is open to the community every day, providing much needed recreational space with ecological trails, steeped in the history and culture of the region.
Following on from this success, the company opened the Ecological Preservation Centre near Serra Grande, also in Brazil, in June 2001. This centre was visited by more than 400 people from the neighbouring city of Crixas during 2003. Along with the centre, the company maintains a seed-bed and a bird vivarium, which is registered with and licensed by the Brazilian government's environmental authorities. Macaws, parrots, toucans, and other birds native to the region, which had been seized by the environmental police for being illegally held, are properly rehabilitated and cared for here.
In the region of Santa Barbara, which is host to the Corrego do Sitio operations, the company has made a significant donation of US$68,000 to establish an Environmental Education Centre. This will be located at the Recanto Verde Municipal Park. Work is currently in progress on the centre which will open its doors to the public at the beginning of 2004.
E20
The Harry Oppenheimer Environmental Centre in
Nova Lima, in Brazil, has been an extraordinary
success, with some 9,000 members of the
community - mostly children - visiting each year.
The toucan is on display at the Ecological Preservation
Centre near Serra Grande in Crixas in Brazil, where
birds that have been seized by the authorities for
being kept illegally are rehabilitated.

Environment
Case studies
E21
South America
7.9 Beyond the life of mine - model decommissioning
plan at Mina Velha
Most countries have a strict legislative framework governing the closure of mines and associated environmental liability. Mining at AngloGold's Mina Velha mine in Brazil ceased in 2003. In operation for four decades, the mine is a symbol to many locals of the years of effort to extract from the earth's core one of life's most precious of metals.
While the exploitation of minerals at Mina Velha is drawing to an end, much planning is going into the decommissioning of the operation. Says Luis Afonso Cornuth, Technical Vice President AngloGold (South America), "We are assessing the best possible closure plan, which should result in as little disruption to the community as possible."
As part of this process, the company has undertaken rock engineering studies in the area (to verify the stability of the rock, its dimensions, the pillar structure and the possibility of water invasions into mined out areas). These studies were done in conjunction with hydro-geological studies to measure the quality and purity of underground water. Assessments of residential suburbs close to the mine were also conducted to determine the possible surface impacts. The technical company responsible for these studies is Belo Horizonte-based Solutions and Environmental Technology (SETE). Once completed, the studies will be presented to the relevant environmental authorities for approval.
Says Luis Afonso: "We do not intend closing the mine and leaving any problems behind, whether they relate to landscape, water pollution or surface topography. In fact, should conditions allow, we would like to create a place of leisure and culture - a `gold city' of sorts."
A final report on the closure plan with the rehabilitating actions and possible land use options will be presented to the AngloGold Board by May 2004.

Environment
Case studies
North America
7.10 Protecting for the future - biodiversity programmes
in North America
An integral part of managing operations at AngloGold's North American mines are the provisions that are in place to protect the biodiversity of areas that have been mined or are adjacent to mining. In addition to complying with all relevant legislation and employing best practice techniques for environmental management and reclamation, the company expends great effort in ensuring that the areas mined are returned to the same, or better land use than before mining. As far as biodiversity is concerned this means the following:
·
Revegetation activities are undertaken based on biodiversity concerns, including the use of predominantly native species in the seed mix to revegetate reclaimed areas, collecting indigenous seeds from woody plants such as bristle cone and aspen, planting wild flowers to provide a food source for humming birds, bees and other insects, and undertaking an aggressive weed control programme;
·
The installation of rock and brush pile habitat for indigenous species;
·
Provision of assistance to studies of the broad ecosystems used by the Northern Goshawk, thus reducing the need for designation and protection under the Federal Endangered Species Act;
·
Efforts to reduce or limit the impact on the Lahontan Cutthroat Trout, a fish species protected under the Endangered Species Act;
·
Interface with the Nevada Division of Wildlife for continuing deer and sage grouse mitigation activities;
·
Mitigating the loss of wetlands by developing comparable and better wetlands after mining; and
·
Creating controlled site access for the public, so improving native vegetation areas and creating a de facto wildlife reserve.
E22
Lynn Sheffield, Environmental Co-ordinator at Jerritt
Canyon, holding a three-week old Northern Goshawk.
Jerritt Canyon personnel, in collaboration with the US
Forest Service and Boise State University, have been
studying this sensitive species in one of the longest
running studies of the goshawk in North America.
The study has provided much useful information
about the rare raptor.
Fish population survey along the North Fork of the
Humboldt River at the Big Springs mine site. The
survey work was a collaboration of AngloGold
personnel, Nevada Division of Wildlife, Nevada Bureau
of Health Protection Services, the US Forest Service,
and Chadwick Ecological Consultants. The population
survey work indicated that there had been no adverse
effects from the mine to a threatened trout species
living in the river.
Lynn Sheffield, Environmental Co-ordinator at Jerritt
Canyon, monitoring the H-pit wetlands which were
established to counter the disturbance caused by
mining to existing wetlands. This site is about
20 acres in size and allows for a potential wetland
of about five acres.

Environment
Case studies
E23
North America
7.11 Innovative reclamation of exploration tracks and haul roads
Reclamation of mining land situated in hilly or mountainous terrain is often a daunting task. In North America, AngloGold staff have developed some novel approaches to reclamation of exploration tracks and mining haul roads. The Burns Basin area in the Independence Mountains, in the state of Nevada in the United States, is a beautiful area, with rocky outcrops and stands of aspen trees, home to deer, elk, mountain lion and the rare Northern Goshawk. The Burns Basin was part of the Jerritt Canyon mining project in Nevada. AngloGold's interest in Jerritt Canyon was sold to Queenstake Resources in early 2003, but the mine was part of the AngloGold stable when the reclamation programme was initiated in 2001.
Exploration drilling is required to prove the existence of a gold-bearing orebody. With mountainous terrain comprising a large part of the mining lease, the construction of tracks, criss-crossing the hills, was necessary for drill rigs to access the desired drill locations.
Unrehabilitated, these tracks would leave a damaging scar on the hilly landscape. However, impressive rehabilitation of these tracks has been achieved, relatively inexpensively, using an excavator to remove the tracks. The area is then replanted with an indigenous grass seed mix, fertilised and left to recover. The photographs show how the original profile of the slope is restored by cutting down the upper slope and pulling up material from the down-slope.
Having proved the existence of a viable gold-bearing orebody, the mine is planned and haul roads are constructed to gain access to the mine pit. These haul roads must be capable of carrying 100 tonne dump trucks and are therefore a lot bigger than the exploration tracks.
Jeff Campbell, Senior Environmental Co-ordinator, explains how haul roads are rehabilitated: "The topography in the Jerritt Canyon Project area often makes full re-contour of haul roads a challenging undertaking. The existing slopes along the Burns Basin haul road range from 30% to 50%. Such steeply sloping areas used to receive only a partial re-contour, leaving a small portion of the cut slope unreclaimed: this was because of the high costs of re-contouring steeply sloping land. Previous experience at Jerritt Canyon has shown that haul road reclamation on moderate to steep slopes can be done in the range of US$12 to US$18 per linear foot (approximately 0.31 metres) of 80-foot (~25 metres) haul road.
However, the Burns Basin haul road was a special case. The haul road is situated in the southwest portion of the Jerritt Canyon Project at an elevation of 7,900 feet (2,400 metres). Even though the approved reclamation plan for the haul road did not require full re-contour of the road, our goal was to reclaim as much as possible back to original topography. There were a number of reasons for this, not least because this is a beautiful portion of the Independence Mountains. Also, the Burns Basin haul road is situated high on a ridge which can be seen from most portions of the drainage basin area.
A bulldozer is used to create an exploration track for drill rigs to access the desired drill locations.
The original slope profile is restored using an excavator to cut down the upper slope and pull material up from the lower slope.

Environment
Case studies
E24
Reclamation of portions of the primary haul road network began in the late summer of 2001. Approximately 12,000 feet (~3.6 kilometres) of 80-foot wide (~25 metres) haul road was re-contoured to the original topography and re-seeded. This project represented the first significant attempt at the Jerritt Canyon Project for full re-contour of haul roads in areas exceeding 30degrees side slope while keeping reclamation costs within a reasonable range.
The 2001 Reclamation Programme was awarded to a local reclamation contractor in Elko, Nevada. After reviewing the project area and discussing the reclamation goals with AngloGold's Environmental Resources Department at Jerritt Canyon, the contractor decided to use two hydraulic excavators with two support dozers. The excavators consisted of one Caterpillar 345B and one 365B along with two D8 dozers. The re-contouring process utilises the two excavators in tandem, with one excavator on a lower bench reaching to the toe of the fill slope and casting material to the second excavator on an upper bench where a portion of the material is moved in a second "pass" to a support dozer. Depending on the steepness of the topography, two, three, and sometimes four "passes" may be required to retrieve material from the toe of the fill slope and redistribute material to the top of the cut slope. One or two dozers proved to be very effective in redistributing material brought up by the excavators to achieve a full re-contour of the cut slope and for final shaping of the re-contoured slope.
While this re-contouring technique is not a new one, the challenge is to achieve a full re-contour while maintaining a cost effective reclamation programme. However, these previous projects were not done to full re-contour. The Burns Basin haul road was re-contoured to original topography in areas of 30degrees to 50degrees side slopes for about US$17 per linear foot.
Returning the land to its original contours represented only the first step of the project. After completion of the re- contouring, the entire area was broadcast seeded and fertilised in the fall of 2001. The re-contoured slopes were fertilised with 350 pounds per acre of inorganic fertiliser. Then, the reclamation seed mix, consisting of 22 species of grasses and shrubs, was broadcast and harrowed. In addition, 2,500 aspen seedlings, grown from seed collected at Jerritt Canyon, were planted in five areas along the Burns Basin haul road where aspen had been removed during the construction of the road. The aspen seedlings should accelerate the rejuvenation of the aspen stands along the haul road reclamation.
In conclusion, Jeff points out that, even though overall cost was a consideration during this project, the primary goal was to achieve an aesthetically pleasing reclamation project in the Burns Basin area. Cost effective implementation of any reclamation project is enhanced when the contractor and/or equipment operator understands the reclamation goal and strives to meet that goal through genuine interest in the project and the final product. The steep slope reclamation of the Burns Basin haul road demonstrates a successful reclamation strategy, where neither the overall project economics nor the final reclamation goal were compromised to achieve the desired outcome.
Once the slope is restored, the area is replanted with an indigenous grass seed mix, fertilised and left to recover. Old exploration tracks are still visible on the sides of the hill, but are gradually colonised by neighbouring vegetation.

HA1
HIV/AIDS
Contents
HIV/AIDS
..................................................................................
HA1
Business principle:
AngloGold as an employer
........................................................
HA2
1. Key indicators
....................................................................
HA3
2. Milestones - 2003
............................................................
HA3
3. Policy and agreements
..........................................................
HA4
4. Review of 2003
......................................................................
HA5
5. Reporting in line with GRI
................................................
HA9
6. Objectives for 2004
..............................................................
HA10
7. Case studies
South Africa
7.1 The delivery of ART to employees
..................................
HA11
7.2 Caring for the community - Carletonville Home and
Community Based care
......................................................
HA13
7.3 Home-based care in rural areas
..........................................
HA15
East and West Africa
7.4 Adopting best practice at Geita Gold Mine
............................
HA16
7.5 HIV/AIDS programmes implemented at Navachab
..................
HA19
Levels of assurance The
symbol indicates reasonable assurance, established by:
- conducting interviews and holding discussions with management, key personnel and/or stakeholders of AngloGold Limited and assessing data trends.
- obtaining an understanding of the systems used to generate, aggregate and report the selected data.
- conducting site visits to test systems and data and inspecting premises where necessary.
- assessing the completeness and accuracy of the selected data.
- reviewing and analysing collected information and effecting re-calculations where considered appropriate.
The symbol indicates limited assurance, established by:
- conducting interviews and holding discussions with management, key personnel and/or stakeholders of AngloGold Limited and assessing data trends.
- reviewing systems and documentation and performing analytical procedures where necessary.

HIV/AIDS
Business principles
HA2
1. Business principles: AngloGold as an employer
AngloGold as an employer: our labour practices
·
AngloGold is committed to upholding the Fundamental Rights Conventions of the International Labour Organization (ILO). Accordingly, we seek to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labour.
·
AngloGold is committed to creating workplaces free of harassment and unfair discrimination.
·
As an international company, we face different challenges in different countries with regard to, for example, offering opportunities to citizens who may not have enjoyed equal opportunities in the past. In such cases, the company is committed to addressing the challenge in a manner appropriate to the local circumstances.
·
We will seek to understand the different cultural dynamics in host communities and adapt work practices to accommodate this where doing so is possible and compatible with the principles expressed in this document.
·
The company will promote the development of a work force that reflects the international and local diversity of the organisation.
·
The company will provide all employees with the opportunity to participate in training that will improve their workplace competency.
·
The company is committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of the workplace.
·
The company is committed to developing motivated, competent and experienced teams of employees through appropriate recruitment and retention and development initiatives. Emphasis is placed on the identification of potential talent, mentoring and personal development planning.
·
Remuneration systems will reward both individual and team effort in a meaningful way.
·
Guided by local circumstances, we shall continue to work together with stakeholders to ensure minimum standards for company-provided accommodation.
·
The company assures access to affordable health care for employees and where possible, for their families.
·
We are committed to prompt and supportive action in response to any major health threats in the regions in which we operate.

HIV/AIDS
HA3
2. Key HIV/AIDS indicators
Note that most of the information relating to HIV/AIDS is for the group's South African operations only, which accounts for 87% of the workforce. This region represents by far the greatest challenge in respect of HIV/AIDS. Where this report has been extended to cover other regions in which AngloGold operates this is specifically indicated.
·
351 peer educators had been trained on the AngloGold Peer Education course between 2001 and 2003
·
5,498 cases of Sexually Transmitted Infections (STIs) were recorded by AngloGold Health Service (AHS) clinics during the year
1
. This is a decrease
of 10% on the number recorded in 2002
·
3,264 visits were recorded at AngloGold's Voluntary Counselling and Testing (VCT) centres in 2003
2
·
2,903
3
employees had registered with the Wellness Clinics to date by end
December 2003, of which 2,777 were AngloGold employees
·
534 employees entered the Anti-retroviral therapy (ART) programme rolled out by AngloGold in South Africa in 2003, which represents 18% of AngloGold's employees estimated to be HIV-infected and to have progressed in their disease to the point that they meet the medical criteria to begin ART
4,5
3. Milestones-2003
·
Based on best available information, including surveys, antenatal data, and extrapolation from comparable reference groups, AngloGold estimated a 2003 HIV prevalence rate of 29.95% amongst its South African workforce. In 2002, this was estimated to be 29.19%.
·
Education and training programmes continued, using a range of media particularly the company's induction programme, focused management training, and peer educators.
·
AHS clinics continue to treat and monitor STI cases. In 2003, 5,498 cases amongst both employees and contractors were treated
1
, a decrease of 10%
from the number recorded in 2002 (6,097) with much the same population size (STI rates can be used as a proxy measure for unprotected sex).
·
Progress continued to be made with the implementation of the VCT and Wellness programmes, although the stigma associated with HIV/AIDS continues to hamper these efforts.
- 3,269 VCT counselling sessions were conducted by AngloGold during
2003, almost double the 1,697 that had been recorded in 2002
6
.
- 2,903 employees registered with the AngloGold Wellness programme during 2003.
·
The full-scale rollout of ART began in 2003. Some 534 employees started on the treatment by the end of December 2003, since the start of the pilot phase in November 2002. This equates to 18% of estimated eligible employees.

HIV/AIDS
HA4
·
In 2003 the financial impact of HIV/AIDS on AngloGold was estimated to be 1.9% of payroll, that is R71.9 million. In 2002, it was estimated to be 1.8% (R62.5 million). This includes increased benefit payments, training and recruitment costs due to increased staff turnover, costs of additional health care utilisation and absenteeism related to HIV/AIDS. It does not include diminishing productivity whilst at work, nor the increasing costs of maintaining productive output, which at this stage cannot be measured.
·
The average cost of providing ART in the West Rand Region, based on costs as at 31 October 2003, was R1,461 per patient per month on treatment. R1,101 related to variable costs for patient-contact staff time, drugs (including their distribution and handling fees), laboratory tests, and other medical supplies.
·
Implementation in the southern African region of an internal auditing process based on a comprehensive risk assessment, which in 2003 focused on the health service's wellness programme and in 2004 will include workplace programmes.
1
Excluding STIs treated at ERGO but including employees of client companies and contractors other than AngloGold that pay a fee to AHS for a range of health care services.
2
Includes VCT for ERGO employees, or partners of employees (who attend VCT for free), and employees of client companies other than AngloGold who pay for the services, eg DRD in
Carletonville and Harmony.
3
Excluding ERGO (see footnote 6) but including 126 Wellness patients that were/are employees of client companies other than AngloGold that pay a fee to AHS for the Wellness Programme. These include TEBA, Mondi Mining Supplies, Kopano Bricks, DRD, Harmony.
4
Estimating 25% of HIV-infected individuals to meet the medical eligibility criteria.
5
Does not include ERGO employees who are on a different medical aid that has an ART benefit that they access through their private general practitioners.
6
2002 VCT statistics do not include VCT visits at ERGO which had only a small service with low volumes at that stage.
7
Month by month VCT data is collected from the 20th to the 19th of each month. Annual VCT data represents visits occurring between 20 December of the previous year and 19 December of the current year.
4. HIV/AIDS policy and agreements
AngloGold's HIV/AIDS policy is contained in an agreement signed with all recognised trade unions in July 2002 and covers the following aspects:
·
Non-discrimination
·
Confidentiality and disclosure
·
Benefits
·
Ill-health retirement
ART is not mentioned in the agreement as it was still in pilot phase at the time of signature of the agreement but labour has participated from the inception of the ART programme through representation on the project Steering Committee and the Ethics Forum.
(See first box under ART case study)
. ART is available
to all South Africa-based AngloGold employees who are infected with HIV and whose clinical condition meets the medical guidelines for starting ART, as determined by the World Health Organisation (WHO) and by the Southern African HIV Clinicians Society.
0
100
200
300
400
500
J F M A M J
J A S O N D
Number of encounters/month at AngloGold VCT centres in 2003
0
500
1,000
1,500
2,000
2,500
3,000
1999
2000
2001
2002
2003
Cumulative number of Wellness patients enrolled at Wellness Clinics 1999 - 2003

HIV/AIDS
Review of 2003
HA5
4. Review of 2003
Governance and structure
AngloGold's HIV/AIDS programme is managed internally by a workplace programme review committee, a clinical working group and a joint management- labour committee. This is complemented by external research conducted by Aurum Health Research (Aurum) and both internal and external audit processes.
AngloGold Health Service provides a comprehensive health care service to meet the medical needs of employees, including the implementation of the VCT and Wellness programmes and the roll-out of ART. Since the health care service is managed independently of the mining operations, this promotes the confidentiality of the medical programme.
In addition to centralised education, training and management initiatives, each operation has an AIDS committee that oversees implementation of the programme and raises issues of concern. The following measures are in place:
·
Workplace prevention programme co-ordinators meet on a quarterly basis to discuss the progress of the HIV/AIDS prevention programme at each business unit and to communicate strategic programme changes.
·
The HIV Working Group, which includes peer education trainers, wellness nursing managers, wellness doctors, counselling trainers, research doctors, a wellness data manager and core HIV management staff, meets monthly to implement programme modifications, address operational issues and to learn from experiences between the two regional wellness programmes.
·
A joint management and union AIDS committee meets quarterly and includes representatives from each of the trade unions, human resources representatives from operations, industrial relations officers and HIV/AIDS programme managers. They meet to review programme implementation and debate areas of contention such as prevalence studies, the use of full-time peer educators, and the addition of immune boosting therapy.
·
Aurum develops, adapts and assesses health care interventions within the context of the mining environment. For example, having developed the ART programme, Aurum will be responsible for both its clinical outcome and economic impact evaluations.
The AngloGold Group Internal Audit department has been devising and implementing audit processes for both workplace and wellness programmes. This is being extended to the East and West African operations and more extensive centralised information will be available on these in the future.
An external auditor has been appointed to verify the company's Report to Society including this section on HIV/AIDS interventions.
Statistics based on best available information
In 1999, Aurum used an anonymous unlinked survey to estimate an HIV prevalence of 24% among employees in the lower pay scales in the Free State region. (Operations in this region have subsequently been sold but it is likely that the information can be applied to other operations in the South Africa region). The employees in these pay scales represented 85% of the workforce in that region.
In 2001, a follow-up anonymous unlinked survey of employees in the same lower pay scales estimated an HIV prevalence of 29%. The second survey was done in collaboration with the London School of Hygiene and Tropical Medicine (LSHTM). Between June 2000 and April 2001, the research team, using a stratified random

HIV/AIDS
Review of 2003
HA6
sampling method, selected employees visiting the occupational health centre for their mandatory annual medical examination. They invited 6,100 employees from both the Free State region and the Vaal River region and had an 87% response rate. Participants were informed using a video available in two languages, which was followed by a question and answer session with a nurse. HIV testing was done by means of a urine test. The protocol was approved by two independent ethics committees, one of which has local labour representation. Based on the surveys, provincial antenatal data and extrapolation from comparable reference groups in Carletonville, AngloGold estimated an HIV prevalence rate of 29.19% in its South African workforce in 2002 and 29.95% in 2003.
The number of deaths* per 1,000 workers has remained steady at 12.9 per 1,000 in 2003 (13 per 1,000 in 2001 and 12.3 per 1,000 in 2002). The number of ill-health retirements** has gone up fairly significantly in 2003, at 15.2 per 1,000 workers (11.7 per 1,000 in 2002 and 11.9 per 1,000 in 2001). The most obvious explanation for this would be AIDS-related ill health, but it must be emphasised that there are many factors affecting such trends, and this has not been verified or researched***.
***
* Includes all deaths in service except those due to occupational injuries.
** Includes all employees separated from the company due to medical incapacitation, except those due to occupational injury.
*** Both sets of data are based on South African region employees, excluding contractors.
The AngloGold programme
The AngloGold HIV/AIDS programme comprises:
·
Information, education and communication;
·
Voluntary counselling and testing;
·
Wellness/ART programme;
·
Community programmes;
·
Ill-health retirement for employees who become AIDS-sick; and
·
Home-based care programmes.
Information, education and communication:
The management of HIV/AIDS begins with an education programme on the prevention of infection and treatment of AIDS- related illnesses. The benefits of VCT and of obtaining treatment if infected are made clear to employees. In addition, these education programmes focus on health promotion and, using peer education, endeavour to bring about behaviour change, particularly with regard to high-risk sexual practices.
To meet these needs, AngloGold's prevention programmes focus on awareness, education, peer education, condom distribution, STI management, and community interventions that similarly address the prevention and treatment of STIs coupled with peer education in women at high risk.

HIV/AIDS
Review of 2003
HA7
Each business unit plans a campaign of mass awareness events to be conducted each year. Some of the events used in 2003 included: mass meetings to demonstrate VCT, drumming sessions with AIDS themes, industrial theatre performances, candle-lighting ceremonies, workshops, seminars, mass e-mails, newsletters, pamphlets, etc.
Induction training: All new employees and employees returning from annual leave undergo induction training which includes an HIV/AIDS component. The HIV/AIDS component is taught by qualified training officers and covers basic facts about HIV/AIDS as well as related illnesses such as TB and STIs; national and company policies and programmes; as well as referral resources.
Supervisor and management training: Supervisors and management receive the same training, as well as specialised training on performance management processes, the legal framework supporting confidentiality (and grievance procedures if this is breached), reporting and compensation procedures for occupational exposure to HIV-infected body fluids, and medical incapacitation processes.
Peer educators: 242 peer educators had been trained and registered by end December 2002. Of these, 122 presented for refresher training in 2003 to improve their presentation skills and knowledge of ART. A further 109 new peer educators were trained in 2003 to replace those that had become inactive or had left the company, and to bring in line those operations that had to date had a low quota of peer educators. This brings the total number of peer educators to 351 by the end of December 2003 across the company, maintaining the target of having approximately 1 active peer educator per 100 employees. Peer educators focus on the provision of informal education and facilitating structured debate among employees with a view to promoting an understanding of the value of and embracing behaviour change. They are a valuable resource for AIDS training and referrals, as well as replenishing condom dispensers.
AngloGold is currently evaluating methods to monitor their activities more effectively.
STI treatment: An important intervention in preventing the spread of HIV is the treatment of STIs as HIV is more readily transmitted in the presence of another STI such as syphilis, gonorrhoea and chlamydia. All employees have access to an STI treatment service. In addition, AngloGold collaborates with other regional industry players to provide local community interventions that similarly address the prevention and treatment of STIs in women at high risk.
Voluntary Counselling and Testing (VCT):
AngloGold has offered free VCT services to all employees since March 2001 and to their partners since June 2002. Services are available at 18 VCT centres across the group. These centres are staffed by 16 full-time trained lay counsellors, which ensures that limited professional nurse capacity is not overly burdened by time-consuming counselling. From March 2001 to December 2001, 1,285 visits were recorded at this service. In 2002, a further 1,697 tests were done and, in 2003, a further 3,264 tests were conducted.
Pre-test counselling ensures that the client has an understanding of the procedure he or she will undergo, and prepares him or her for the implications of a positive or negative test result. Both HIV positive and negative people undergo post-test counselling.
Treatment of TB
Without intervention, more than 50% of HIV- infected people in the South African mining industry will develop TB and a third of HIV- infected people will die from it. The consequent increase in the pool of TB also puts HIV negative people at greater risk of acquiring TB.
But, this can be contained if it is caught and treated early. HIV positive individuals are as easily treated for TB as those who are HIV negative. A comprehensive TB control programme is in place in AngloGold, which follows international best practice in identifying and treating patients with TB. In addition, prevention treatment is also given to HIV-infected employees to prevent opportunistic infections such as TB.
Ill-health retirement for employees sick with AIDS-related illnesses
The medical incapacitation process can be initiated by referrals from the employee, fellow workers and supervisors, medical practitioners or human resources practitioners.
The process: The incapacitation review committee includes the employee and his/her representative, representatives from occupational health, line management and human resources. The employee's medical diagnosis is not disclosed to this grouping - instead a report on his/her functional capacity limitations is submitted. Once this has been reviewed, the committee will offer the employee an alternative job, if the employee is capable and a suitable job is available (27% of all cases in both 2002 and 2003). Should the employee not avail him/herself of the job offer or should no alternative job be available, the employee leaves the company. On leaving, he/she will receive either a lump sum or pension depending on whether they belonged to the company provident or pension fund. If the employee is deemed terminally ill, he/she will be kept on the company's books for an additional year even if they retire so that their family can receive the death benefit which is usually only paid out to employees who die while being actively employed by the company. Of those employees who were separated from the company, being terminally ill, 67% were known to be HIV- infected in 2002 and 63% in 2003.

HIV/AIDS

Review of 2003

HA8

Wellness Programme:

A Wellness Programme was introduced in 1999 to extend the productive life of HIV-infected employees as far as possible. Long-term follow up of HIV-infected employees is undertaken on an out-patient basis as is customary for other chronic diseases. There the patients' disease status is monitored, and their physical and psycho-social well-being is addressed through counselling and lifestyle education, and prevention treatment is instituted. The process is as follows:

·

Employees who receive an HIV positive result and who elect to join the Wellness Programme receive further counselling and an initial baseline health assessment is conducted.

·

After two weeks, there is a follow-up visit during which the results of the tests taken are reviewed to decide whether to start preventative treatment against opportunistic infections and/or to start ART (as of November 2002).

·

Thereafter the patient is reviewed every six months or sooner if he/she is ill, or is suffering any side-effects.

·

Patients who take advantage of ART will also be seen more frequently.

Opportunistic infections are managed by prescribing prophylaxis against tuberculosis (TB) and other diseases. Opportunistic diseases are identified early and suitable treatments prescribed during regular check-ups at the Wellness Clinics. In addition, annual medical surveillance at the Occupational Health Centre, regular chest X-rays at the medical stations and 24-hour access to health care services are available.

Employees have unlimited hospitalisation benefits for AIDS-related illnesses, as required by the prescribed minimum benefits under the Medical Schemes Act. AngloGold also provides HIV positive employees with nutritional and lifestyle counselling as well as psychosocial support. By the end of 2003, 2,903 employees (2,074 in 2002) had enrolled in the Wellness Programme.

Community programmes

Community-based prevention interventions target high-risk populations in the two regions surrounding AngloGold mines. An example of this is the Mothusimpilo programme, a jointly funded partnership with Gold Fields Limited, Harmony Mines and the Gauteng Department of Health. The project provides male and female condoms, peer education and curative and preventative treatment for STIs to an estimated 4,000 commercial sex workers in Carletonville. In 2002, AngloGold initiated a similar project in Orkney. A situational analysis has confirmed the urgent need for such an intervention. Funding for implementation as well as evaluation has been committed by local AngloGold and Harmony mines.

Home-based care

AngloGold provides home-based care through a wide range of partnerships, particularly in rural areas.

TEBA home-based care: Home-based care is provided through a service level agreement with TEBA that covers approximately 45% of AngloGold's labour-sending areas. The service provides palliative care for the dying with links to primary care and assistance for bereaved families to access welfare support for both the incapacitated, terminally ill person and the orphans who are left behind. From April 2002 to December 2003, 1,106 ex- AngloGold employees availed themselves of this service. (See case study on page HA15)

Carletonville Home and Community Based Care: This is a multi-stakeholder programme involving public, private, civic, NGO and faith-based sector participation in partnership with the local community. AngloGold has provided more than just financial support. It has seconded a programme manager and a part-time accountant, provides IT support and supports income-generating activities. Carletonville Home and Community Based Care successfully cares for a monthly average of 35 bed-bound patients, 190 ambulant people with AIDS and terminal illnesses, and 501 orphans, 154 of whom are living in child-headed households.

Bambisanani: Similarly, AngloGold has seconded a nurse and donated the use of a vehicle to the Bambisanani Home-Based Care Project in the Eastern Cape.

St Bernard's Hospice - Duncan Village East London

HIV/AIDS
GRI
HA9
Core indicators
LA8. Description of policies or programmes (for the
workplace and beyond) on HIV/AIDS.
Yes. See pages HA4 to HA8.
Additional indicators
5. Reporting in line with the Global Reporting Initiative (GRI)
AngloGold has been a part of the GRI HIV/AIDS working group and has worked with co-ordinators in developing a framework for comprehensive and best practice reporting. The report on HIV/AIDS will be completed in line with the new framework as soon as it is has been formalised.

HIV/AIDS
Objectives for 2004
HA10
6. Objectives for 2004
·
Ensure that all AngloGold operations susceptible to a higher HIV/AIDS risk adhere to best practice and common reporting standards
·
Increase VCT uptake by 200%
·
Increase uptake on its Wellness Programme by 150%
·
Increase ART enrolment by 100%
·
Maintain a ratio of one active peer educator per 100 employees
·
Renew prevention education efforts to pre-empt treatment complacency
·
Evaluate behaviour change communication methods to ensure they are appropriate and effective
·
Extend provision of home-based care to more of its ill-health retired employees by expanding existing programmes
·
Pursue HIV zero-prevalence testing linked to a behavioural study, in partnership with recognised trade unions, some of which were reluctant to consent to such a survey in 2003
·
Extend the internal auditing process to include workplace programmes and
·
Explore means to assist local health services to provide enhanced treatment.

HIV/AIDS

Case studies

HA11

South Africa

7.1 The delivery of ART to employees

Following extensive consideration, AngloGold's ART programme was cautiously implemented in three phases.

·

The first phase started in August 2002 and ran until October 2002. This preparation phase focused on developing protocols, guidelines and data systems; recruiting and training; and negotiating contracts with suppliers and service providers.

·

The second pilot phase ran from November 2002 until March 2003, to test-run the new treatment programme. In this phase 100 patients were randomly selected off the database from each of AngloGold's two Wellness Clinics and invited to the clinics to begin ART. In addition, any patient with full-blown AIDS who needed ART as a life-saving measure was offered the treatment. The pilot phase recruited 129 patients onto ART. Overall adherence to treatment ranged from 81% to 88%. Operational problems identified were minor.

·

The third phase, or full roll-out, started in April 2003, and made the treatment available to any employee who is both medically eligible and who has undergone HIV testing to confirm his or her HIV status.

By the end of December 2003, 688 patients had been offered or been considered for ART; 31 were reassessed by their physicians as not being ready for treatment, and 78 refused treatment for fear of side effects, reluctance to have blood taken frequently for testing, concern about the frequent follow-up visits required, or were unconvinced about the benefits of ART.

Of the 534 that had started treatment, by year-end 484 were still on treatment. 50 patients stopped treatment because of the side effects that had presented, their own failure to collect repeat scripts, forgetting to take treatment, or death. During this period 12 severe adverse events (SAEs) occurred. This means that these patients experienced health problems that may be attributed to the drugs and/or other underlying or concurrent disease processes

8

. On the whole, patients that are on

treatment return to work and show clinical improvement as evidenced by recovering CD4 counts and diminishing viral loads.

8

SAEs are health problems of such a severe nature that they result in death or disability, birth defects or hospitalisation, and as a consequence need to be reported to the Medicines Control Council.

Practical experience in the delivery of ART

In April 2003, AngloGold announced the rollout to all employees of its groundbreaking ART intervention programme, following an eight- month implementation project.

The implementation project, which was driven by AngloGold Health Service (AHS), was aimed at developing an understanding of, and finding solutions to, the challenges inherent in the provision of ART in the mining industry. It identified the operational requirements of providing ART, particularly around supporting patient adherence to the drug regimen.

Says Dr Petra Kruger, manager of AngloGold's HIV/AIDS programme, "The implementation project was imperative. Never before had ART been taken to such a huge population. We were pushing new boundaries in that we were taking ART out of the constraints of specialist care and into the domain of primary health care. We also had to assess if there was any impact on a patient's capacity to carry out his or her duties, particularly in underground working conditions, and we had to monitor drug sensitivity. In short it required the development of an unprecedented level of sophistication in our health care delivery."

During the implementation project Aurum Health Research, a subsidiary of AHS, finalised the clinical guidelines, established a specialist clinical and laboratory support consortium, secured a drug supply chain necessary to negotiate Africa access priced drugs, developed training materials and courses, and formulated an evaluation protocol based on rigorous data management which made provision for an economic study of the cost benefit of ART. During this time intensive training was given to 16 doctors, 22 nurses and 25 lay counsellors.

AngloGold and Anglo American also established an ethics forum, chaired by Dr Lyn Horn, an independent ethicist, to provide advice on a range of ethical questions that arose during the planning of the project. These included questions around, for example, the selection of volunteers, ensuring patients' consent is genuinely an informed consent, and matters relating to the treatment of dependents and of stopping treatment when an employee leaves the company and no longer has access to the internal health service. With the decision by the South African government to make ART available to all, the latter two issues have become easier to resolve in respect of those employees and their dependents who are South African citizens.

HIV/AIDS

Case studies

HA12

ART becomes medically indicated when a patient's CD4 count falls below 250 or if he or she has suffered an AIDS-defining illness. It is estimated that 25% of AngloGold HIV-infected employees meet these medical eligibility criteria.

Eligible employees are invited to participate in the ART programme. They are given detailed information about the programme and the nature of the treatment, including the possible side effects, the patient's own obligations while receiving the medication and the extent of the company's commitments. Each person is then given two weeks to consider his or her participation.

Says Dr Petra Kruger, "One of our biggest concerns when starting to administer ART was the issue of adherence. We were worried that some of our patients might not keep up with taking their pills at specified times each day thus putting themselves at risk of becoming resistant to the drugs. We have been very encouraged by the way the patients have strictly adhered to what is a very demanding schedule. Admittedly early reports indicate that careful counselling and patient preparation is working."

Self-reported drug adherence has been observed at 90%. This will be validated through for instance demonstrating a reduction in viral load once a body of follow-up data becomes available.

But, although the initial phase of the programme has yielded very promising results, Dr Petra Kruger cautions against complacency. "There is still a long way to go and a number of issues that we have to grapple with," she says.

Included amongst these challenges are the possible emergence of serious side effects associated with the long-term use of anti- retrovirals. The one that is most likely to cause difficulties amongst mineworkers is what is known as peripheral neuropathy, which is the loss of sensation in the extremities such as hands and feet.

"I am also concerned that adherence rates will fall over time as employees become more complacent about their health. And there is always the danger that those receiving treatment will revert to risky sexual behaviour. That is why it is so important for us to keep up our education and training efforts."

Aurum will monitor and evaluate the clinical outcomes and the economic impact of the ART programme during its first three years.

What is ART and how does it work?

Antiretrovirals are drugs that act against viruses such as HIV. HAART stands for Highly Active Anti-retroviral Therapy and refers to a cocktail of three or more drugs, which in combination are strong enough to reduce viral loads to very low levels.

When an individual contracts HIV, the HI virus enters the cells of the body's immune (or defence) system where it multiplies before killing that cell and moving on to infect other cells. The most important cell that the virus enters is known as the CD4 cell.

As the virus destroys increasing numbers of CD4 cells, the individual reaches a point where his or her defence systems are no longer capable of withstanding attack from other diseases. At this point he or she becomes susceptible to certain infections and cancers against which the immune system would ordinarily have guarded the body - in other words, the HIV- infected person becomes AIDS-ill. These opportunistic infections - including TB - become more frequent and more severe and, in most cases, eventually lead to death.

ART works by stopping the virus from entering or multiplying itself in the immune cells of the body. These drugs do not completely remove HIV from a person's body, but they reduce both the amount of the virus in the blood and the damage that HIV can do to the body's immune system.

Many people with HIV who have taken these drugs have been able to lead longer healthier lives. While these drugs cannot cure HIV/AIDS, they do interrupt the progression of the disease allowing AngloGold employees to remain productive and to enjoy a vastly improved quality of life.

HIV/AIDS

Case studies

HA13

South Africa

7.2 Caring for the community - Carletonville Home and Community Based Care

The town of Carletonville and its environs in South Africa's Gauteng Province, comprises some 250,000 inhabitants. Most of its economically active population is employed within the mining industry. The most reliable estimates of the region's HIV levels indicate a prevalence rate in the adult population of about 35%. That is why the role of the Carletonville Home and Community Based Care project is so important.

(See AngloGold AIDS report 2001/2002).

The project remains focused on

four key areas, namely:

·

Palliative care by volunteer care givers providing home-based care to the bed-ridden;

·

Support groups for people living with HIV/AIDS but who are still mobile;

·

Income generation and poverty alleviation programmes; and

·

The sourcing of welfare grants, food parcels, schooling and day-care for orphaned children and youth, particularly those from child-headed households.

The project came about as a result of the dire need to provide palliative care to people dying as a result of AIDS. This spurred a local retired nurse, Ma Montjane, to mobilise volunteers in the community to provide such assistance as far back as 1998.

HIV/AIDS
Case studies
HA14
As their involvement in the community increased, the further need to establish support groups for people with AIDS was also addressed. However, the challenge of caring for an increasing orphan burden, as first one parent and then the other died, became almost insurmountable. The nutritional, health, emotional, educational, residential, legal, financial and social paradigms were overwhelming for a handful of lay volunteers.
This is when Heartbeat, an organisation for community development, came to the rescue. Having formulated a model for community structures to collaboratively address orphan needs, they had, with seed funding from a local financial institurion, the means to test their concept, and Carletonville provided an appropriate case study.
Heartbeat founded the Sakhi-Sizwe Community Child Care forum with role players such as local schools, churches, the South African Police Child Protection Unit, Women's and Youth organisations, and CHBC to develop and deliver an orphan care programme for the increasing number of AIDS orphans in the region. Heartbeat has since moved on to replicate the model in other communities with further funding they have received. Reverend Sunette Pienaar, its General Manager, remains on the Board of Governors of this, their flagship project.
AngloGold has played a significant role in the successful growth of the project. Buti Kulwane, an AngloGold social worker, had for some years been managing the infant project in his spare time. In 2001, the demands of managing the programme had grown to such an extent that it became necessary to second him to the project, first in a part-time and subsequently in a full-time capacity. With AngloGold's support he has moulded it into an organisation that consistently delivers a broad range of services, whilst exhibiting accountable and transparent governance. He is ably supported in this by an active and dedicated Board and a highly disciplined Accounting Officer, Angelene Smit, who similarly has been seconded in a part-time capacity by AngloGold. On the strength of this, the programme has retained funding commitments from both the Department of Social Development and of Health in addition to private funding, and has the committed support of local stakeholders who are actively engaged with twice yearly through general meetings.
Carletonville Home and Community Based Care is truly an example of collaboration between civic society, government and the private sector in finding a pragmatic solution, using limited resources, to mitigating the impact of AIDS on a community. The project has overcome some significant hurdles in 2003, worst of which being a payday hijacking at the project's premises, followed two months later by those same premises being destroyed in a fire. The project ended the year on a satisfactory note, however, with 501 orphans in its care of which 154 are from child-headed households and 347 from granny-headed households
9
; 190 people with AIDS in its support groups and an average of 35 terminally ill patients a month receiving palliative care during the course of the year.
Also see Carletonville Home and Community Based Care case study in the Community section of this report on pages C17 to C18.
9
Equates to 224 families: 152 granny-headed and 72 child-headed.
The Mohau AIDS hospice - Kanana Township, Orkney

HIV/AIDS
Case studies
HA15
South Africa
7.3 Home-based care in rural areas
As the course of the HIV/AIDS epidemic has matured and manifested its ever increasing numbers of incapacitated employees, it became clear that, even though it goes beyond a legal obligation to care for employees beyond the workplace, morally it was no longer tenable not to do so. However, a major logistical problem is that the mining industry, including AngloGold, draws its employees from across the country and even beyond its borders to other southern African countries like Mozambique, Botswana, Lesotho and Swaziland. So, employees that have been declared medically incapacitated return to homes that are widely scattered across the region and are frequently rural and inaccessible. The challenge was largely one of overcoming these obstacles to deliver care to them in their own homes.
Part of the solution was to use TEBA, originally the institution through which the industry had recruited labour but which now fulfils a wide range of social roles in addition to its recruitment function. TEBA has the most extensive and reliable administrative expertise and rural infrastructure in southern Africa to link between the mines and the homes of employees. By further developing TEBA's rural administrators and through linking their rural networks to grassroots home-based care organisations, TEBA is able to offer an assured reception for terminally ill employees into a local care and support structure.
AngloGold first signed a service level agreement with TEBA in April 2002 to implement the programme in four pilot regions, namely Lesotho, Gaza Province of Mozambique, Northern KwaZulu Natal and the Eastern Cape. This spread covers 45% of AngloGold's workforce's registered domiciles.
By the end of 2002, an assessment of the pilot showed that:
·
The concept is appropriate and that TEBA has efficiently leveraged its infrastructure to effect a rapid implementation.
·
The programme is widely known and supported amongst the stakeholders where it is operational.
·
The application of TEBA's administrative skills in particular, had gone a long way to alleviate poverty in the regions where they operate through effectively assisting clients to access state welfare grants.
The project has subsequently been extended and a number of other mining companies - who along with AngloGold are shareholders in TEBA - are now making use of this service. AngloGold retains, with other industry participants, a guiding role in the development and expansion of the service through membership of its steering committee.
There is no doubt that the project plays a valuable role in delivering home-based care to people and regions where there was none before. By end December 2003, 1,106 ex-AngloGold employees had registered to receive care from the project, 330 of whom have died. About 767 dependents have benefited from the service during that same time.
Looking ahead there are a number of areas that need strengthening to ensure the sustainability of the project before expansion can take place into additional regions. Additional areas of activity ear-marked for the future include more efficient referral of terminally ill mineworkers to TEBA, the extension of care to the dependents of mineworkers and ex- mineworkers, care for orphans, addressing the issue of poverty as a result of the loss of a breadwinner, assessment of whether grassroots delivery of nursing care is effective, and the training, remuneration and emotional support for care workers.
Antonia Sipula, contracted by TEBA, is a
home/community based care co-ordinator from
Masana Clinic in Mozambique. Here she is teaching
a patient's wife how to care for him.

HIV/AIDS

Case studies

HA16

East and West Africa

7.4 Adopting best practice at Geita Gold Mine

Located some 20km west of Lake Victoria, adjacent to the town of Geita in Tanzania, is the Geita Gold Mine, which was established in May 1999. The mine currently has an expected life of about 14 years. Geita employs 2,200 people (600 employees and 1,400 contractors), of which about 90% are local Tanzanians. The population of the town of Geita has grown from 30,000 in 1999 to nearly 57,000 in 2002.

Although Geita is a very young mine, its early HIV interventions have already begun to pay off. The programme has as its overriding vision to improve the health of mineworkers at Geita and surrounding communities through a sustainable programme of health promotion and disease control measures. The sustainability of the programme is particularly important given the fact that the mine will, at some stage in the future, cease operations.

Establishing a baseline

In 2001, a prevalence survey was conducted by the African Medical and Research Foundation (AMREF)*, in collaboration with the National Institute of Medical Research (NIMR), in Mwanza, Tanzania, and the London School of Hygiene and Tropical Medicine.

The survey confirmed the pre-existence of a local HIV epidemic in the community: 19% of men, 16% of women and 39% of high-risk women were found to be HIV positive. Mineworkers surveyed had a comparatively lower HIV prevalence of 4%. (This is probably an unreliable result, however, since the prevalence is expected to be similar to that in the surrounding area.)

Despite these results, both the community members and mineworkers demonstrated that they were at high risk of becoming HIV positive because:

·

All groups reported very high rates of STIs in the previous 12 months;

·

All groups had high rates of positive syphilis serology;

·

35% of mineworkers indicated that they had had multiple sexual partners in the previous three months;

·

54% of mineworkers had paid for sex in the previous 12 months; and

·

30% did not always use condoms during these paid encounters.

Rapid intervention needed

It was clear that without rapid intervention the HIV prevalence amongst mineworkers could rapidly escalate (estimated to between 20 and 40%) within the life-span of the mine. Although a detailed financial assessment of the potential impact was not conducted, it was felt that this increase would constitute a significant threat to the mine's continued profitability.

Geita's proposed interventions focused on:

·

Preventing the escalation of the local epidemic, and

·

Providing care and support for those who were already HIV positive.

Employee HIV/AIDS policy at Geita

The Employee HIV/AIDS policy at Geita
provides for: ·

Non-discrimination: - Employees will not be dismissed on

grounds of their HIV status

- Employees will undergo a medical

examination prior to employment, but the examination does not include an HIV test

·

Confidentiality and disclosure: - Employees are not required to disclose their HIV status.

- If an employee discloses his or her

HIV status, this information remains confidential without written consent

·

Medical benefits: - Medical benefits are provided for

employees and their spouse and children registered upon entry into employment

- Employees and contractors have

access to the Geita clinic

- Geita covers the cost of dependents of

employees when they access services from the Geita Government hospital (including referrals)

·

Termination: - When an employee
is deemed

medically incapacitated the medically affected employee policy is enacted

- The employee is entitled to sick leave

(three months on full pay and three
months on half-pay)

- If the employee is still medically

incapacitated as determined by a multi-disciplinary team including representatives from Human Resources, management and the medical department, his/her employment is terminated

- Upon termination of service the

employee receives six months full salary but medical services become the responsibility of the employee

·

Contractors: - Contractors are not required to adhere

to Geita's HIV policy

* AMREF is an independent non-profit, non-governmental organisation (NGO) whose mission is to improve the health of disadvantaged people in Africa as a means for them to escape poverty and improve the quality of their lives.

HIV/AIDS

Case studies

HA17

Voluntary Counselling and Testing

In July 2001, Geita signed a memorandum of understanding establishing a three- year contract with AMREF to provide workplace and community HIV/AIDS services as part of a comprehensive community programme. The programme was divided into two related parts:

·

Workplace prevention programmes including top management advocacy, peer health educators, free condom distribution, syndromic STI management and HIV Voluntary Counselling and Testing (VCT) and awareness workshops. In 2003, preparation for the provision of ART was begun.

·

Community prevention programmes focused on developing community health educators, targeted interventions for high-risk women and their male clients, condom social marketing and Sexual and Reproductive Health (SRH) services. A community HIV information centre providing VCT and SRH services was established in March 2002.

Geita's budget for both workplace and community-based programmes over a three-year period (2002 to 2004) is US$325,000 funded by the main stakeholders, the owners of the mine (AngloGold and Ashanti Goldfields), the main contractor (DTP Terrassement), Stanley Mining Services and other contractors. The programme also receives in-kind donations - the Community HIV Information Centre, for example, is located in facilities provided by the District Council, and District Health Workers frequently act as facilitators during training.

The mine also finalised its Employee HIV/AIDS policy in January 2002, superseding the informal policy that had been in place since January 1999. The policy provides for non-discrimination, confidentiality and non-disclosure, benefits, termination and the role played by contractors.

(See box).

There is an

ongoing formal process of meetings to refine and develop the process to culminate in the provision of ART.

Community intervention
programmes at Geita

Geita's influence on the community surrounding the operation is one which is viewed seriously and responsibly by the company. The company started funding community prevention programmes in July 2001, extending the AMREF programmes launched in June 2000. Elements of the programme include the following:

Prevention and awareness: ·

Community educators: 60 community educators trained (1 to 500) in three villages surrounding the mine. These part-time volunteers are trained to carry out clearly defined health education activities with ongoing support and supervision provided at monthly support meetings facilitated by project staff. Activities conducted by the community educators include visiting homes, distributing health learning materials, demonstrating the use of condoms and recruiting clients for the HIV Information Centre.

·

Focused interventions for high-risk women. This was launched in August 2001. The programme trained 23 women in respect of life skills. These women in turn conduct social marketing of male and female condoms and distribute tokens to their peers and male clients entitling them to a full range of free SRH services at the AMREF HIV Information Centre.

·

Sexual and Reproductive Health services. This started in March 2002. Services are available at the community HIV Information Centre located in the centre of Geita town. It was launched at a public event with guest speakers including Geita's Chief Executive Officer and the Executive Director of the Tanzanian Commission for AIDS, Major General Lupogo and with the Regional Commissioner for Mwanza as Guest of Honour. Services are available to anyone for free (with the exception of VCT) and clients are encouraged to take advantage of multiple services.

HIV/AIDS
Case studies
HA18
Monitoring programme effectiveness
Programme effectiveness is closely monitored through monthly and quarterly reporting that tracks both the processes and outcomes. A multi-stakeholder group, the Steering Committee, evaluates performance biannually. Every three years the programme will be evaluated by external experts and the partnership will conduct a cross-sectional snapshot health survey.
The way forward
Although still in its infancy the project has delivered some success. Future goals include:
·
To provide VCT to 30% of Geita employees and 20% of the community by the end of December 2004. (11.5% of employees and 4% of the community achieved by the end of 2003).
·
To successfully reach all high-risk individuals in the community with two- monthly check-ups, STI treatment, VCT and syphilis screening.
·
To increase employee and contractor knowledge of HIV.
.
To change employee and community members' behaviour to lower risk activities. This will be demonstrated through increased condom usage, decreased number of partners and increased health-seeking behaviour.

Community intervention programmes
at Geita (continued)

Voluntary Counselling and Testing
VCT services were initiated in March 2003 at the community HIV Information centre. The service is available to everyone in the community for US$1 per visit, Geita subsidising US$2.50 of the total US$3.50 cost of the test. Six VCT counsellors are drawn from the district health personnel and local community members that have been trained by AMREF. Post-test counselling includes a personal risk reduction strategy, referrals where necessary and an offer to join the Post-test Club to obtain ongoing emotional support, as well as home-based care.

HIV status is assessed through parallel rapid tests of a finger prick sample. Since the launch, through 11 December 2003, 2,730 people had accessed the service, 11.5% of whom were employees. 10.7% of those who have been tested are HIV positive.

In addition, 2,252 people have undergone STI treatment (901 of those have come in for repeat/follow-up visits) 2,252 syphilis screenings have been conducted and 442 family planning sessions have been held as part of the Sexual and Reproductive Health Service.

HIV/AIDS
Case studies
HA19
East and West Africa
7.5 HIV/AIDS programme implemented
at Navachab
Navachab is an open pit gold mine located in the south-west African country of Namibia. Navachab has 145 full-time employees who live with their families in the local town of Karabib.
In early 2003 Navachab undertook an HIV prevalence survey in which all of the full-time employees participated. Seven employees (5%) were found to test HIV positive. This is a far lower rate than in the country as a whole or the region in which the mine is located. A survey (Sentinel Sero Survey) undertaken in 2000 amongst antenatal clinic attendees showed a national prevalence of 20% in that grouping of pregnant women. The regional prevalence rate amongst this same grouping in Karabib was estimated to be 25 to 29% in 1998.
Whilst Navachab is still in the process of implementing all elements of a comprehensive HIV/AIDS programme, it has accomplished a range of achievements:
Prevention and awareness:
Ten peer educators (a ratio of 1 per 14 employees) receive ongoing training from the Namibia Chamber of Mines. These peer educators have been made responsible for the dissemination of information about HIV/AIDS and for the distribution of condoms supplied free of charge by the Namibian Government.
Treatment of Sexually Transmitted Infections (STIs) is available at the local medical practitioner and primary health clinic.
Voluntary Counselling and Testing (VCT):
VCT is offered by appointment at Navachab's on-site clinic. A rapid fingerprick test method is available. However, clients can choose to have their blood sample sent to Windhoek for analysis at a laboratory.
Care, support and treatment:
A counselling help-line is available to all employees. All employees and their dependents are covered by a medical aid scheme. As part of this:
·
Short-course antiretroviral therapy (ART) is available for the prevention of mother-to-child transmission.
·
Post-exposure prophylaxis (ART) is available at Navachab's on-site clinic for people subjected to a high-risk, usually traumatic, exposure to potentially HIV-contaminated body fluids, for example, needlestick injury in health care workers, blood splashes in rescue workers and for rape survivors.
·
Other medical needs are catered for through the on-site clinic or through the Medical Aid scheme.
Because there is no specific ART benefit at this stage, those requiring ART are eroding their general medication benefit. This is being addressed as part of AngloGold's comprehensive strategy. Wellness doctors and nurses have been identified and trained by Aurum Health Research to implement a fully comprehensive VCT/Wellness/ART Programme at Navachab, which is positioned to start as soon as the need arises. In addition, a range of other initiatives are being introduced, such as the development of an HIV/AIDS policy, peer education at induction, VCT drives, the implementation of a Medically Affected Employees Process, and more rigorous monitoring and auditing of HIV/AIDS programmes. In addition, greater efforts will be made to assist in community outreach programmes, such as involvement in home-based care and support for a local information centre.

A$ Australian dollars
ABET Adult Basic Education and Training
Adjusted headline earnings
Headline earnings excluding unrealised non-hedge derivatives and marked-to-market of debt financial instruments
Adjusted operating profit Operating profit excluding unrealised non-hedge derivatives
ADS American Depositary Share
AHR
Aurum Health Research, a wholly owned subsidiary of AngloGold that undertakes research into HIV/AIDS and TB
AHS AngloGold Health Service, a wholly-owned subsidiary of AngloGold
AMREF
African Medical and Research Foundation - an independent non-profit, non-governmental organization whose mission is to improve the health of disadvantaged people in Africa as means for them to escape poverty and improve the quality of their lives
ART
Anti-retroviral therapy - Treatment regimen for the treatment of HIV/AIDS with anti-retroviral drugs
ASERNI
Association d'Etude et de Mise en Valeur des Resources Naturelles et des Institutions
BEE
Black Economic Empowerment, referring specifically to the empowerment of Historically Disadvantaged South Africans (HDSAs)
bn Billion
BSI British Standards International
By-products
Any products that arise from the core process of producing gold, including silver, uranium and sulphuric acid capex Capital expenditure
Capital employed
Equity plus minority interests, interest-bearing debt, less long-term loans. Where average capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year
Capital expenditure
Total capital expenditure on mining assets to both maintain and expand operations
Cash operating profit Adjusted operating profit plus amortisation of mining assets
CBO Community-based organisation
CC&V Cripple Creek and Victor mine in North America
CHCBC Centre Carletonville Home and Community Based Care Centre
CHF Swiss Francs
Glossary of terms and abbreviations

CITES
The Convention on International Trade in Endangered Species of Wild Fauna and Flora is an international agreement between governments. Its aim is to ensure that international trade in species of wild animals and plants does not threaten their survival. Today, it accords varying degrees of protection to more than 30,000 species of animals and plants, whether they are traded as live specimens, fur coats, or dried herbs. It was put into force in 1975 and has 150 voluntary parties
CLR Carbon Leader Reef
CMS
Survey using specialised equipment to assess the extent of historic mining activity
CREATE Consortium to respond effectively to the AIDS/TB epidemic
DBIRD Department of Business, Industry and Resource Development (Australia)
Debt Borrowings including short-term portion
Decent work
Productive work in which rights (specifically those contained in the ILO Declaration of Fundamental Rights at Work) are protected, which generates an adequate income, with adequate social protection. It also means sufficient work, in the sense that all should have full access to income-earning opportunities
Dick Fisher Global Safety Award
An internal AngloGold award intended as an incentive for outstanding safety performance, that recognises both actual safety performance as well as improvements year-on-year
Dividend cover
Adjusted headline earnings per ordinary share divided by dividends per ordinary share
DME Department of Minerals and Energy (South Africa)
DOIR Department of Industry and Resources (Australia)
DWAF Department of Water Affairs and Forestry (South Africa)
EBITDA
Profit before exceptional items and before net interest, growth in the Environmental Rehabilitation Trust Fund, amortisation of mining assets, foreign exchange gain (loss) on transactions other than sales, unwinding of the decommissioning obligation, unrealised non-hedge derivatives and marked-to-market of debt financial instruments
EDP Executive Development Programme
Effective tax rate
Current and deferred taxation as a percentage of profit on ordinary activities before taxation
EIA Environmental Impact Assessment
EMP Environmental Management Plan
EMPR Environmental Management Programme Report
EMS Environmental Management System
Equity
Shareholders' equity adjusted for other comprehensive income and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year
FCFA Communaute Financiere Africaine Francs
FIFR Fatal Injury Frequency Rate per million hours worked
FOGM Fall of ground management system
Glossary of terms and abbreviations
continued

Free cash flow
Net cash inflow from operating activities less capital expenditure to maintain operations
Fundamental Human Rights International Labour Standards covered in the Declaration on
Conventions of the ILO
Fundamental Principles and Rights at Work (adopted by the International Labour Conference at its 86th session, Geneva 1998): Convention Nr. 29: Forced Labour, 1930 Convention Nr. 87: Freedom of Association and Protection of the Right to Organise, 1948 Convention Nr. 98: Right to Organise and Collective Bargaining, 1949 Convention Nr. 100: Equal Remuneration, 1951 Convention Nr. 105: Abolition of Forced Labour, 1957 Convention Nr. 111: Discrimination (Employment and Occupation), 1958 Convention Nr. 138: Minimum Age, 1973 Convention Nr. 182: Worst Forms of Child Labour, 2000
FWC Functional work capacity
g Grams
g/t Grams per tonne
g/TEC Grams per total employee costed
GDP Gross domestic product
Grade
The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t)
Greenhouse gas emissions
Gaseous pollutants released into the atmosphere through the burning of fossil fuels and through other avenues, that amplify the greenhouse effect. The greenhouse effect is widely accepted as the cause of global climate change. Gases includeCO
2
, CH4, N
2
O, HFCs, PFCs, SF
6
, and other CO
2
equivalents
GRI Global Reporting Initiative
HAART
Highly Active Anti-retroviral Therapy - treatment of HIV/AIDS with a cocktail of three or more drugs
Hay system
Well known job classification system used at a number of AngloGold operations
HDSAs
Historically Disadvantaged South Africans which refer to any persons or communities disadvantaged by unfair discrimination before the new South African Constitution came into effect
HPDs Hearing protection devices
ICMM International Council on Mining and Metals
IFC International Finance Corporation
ILO
International Labour Organization, a UN agency for the promotion of social justice and human and labour rights
IMDP Intermediate Management Development Programme
INPS Institute Nationale Prevention Societe
INSS National Social Security Institute (Brazil)
Interest cover EBITDA divided by finance costs

International Labour Organization
The UN specialised agency that seeks the promotion of social justice and internationally-recognised human and labour rights. It was founded in 1919
ISO International Standards Organisation
ISSI
Subsidiary of AngloGold that develops and implements seismic monitoring management systems kg Kilograms
King Report
The King Committee on Corporate Governance in South Africa was formed in 1992 (under the auspices of the Institute of Directors in Southern Africa and chaired by Mervyn King) to promote the highest standards of corporate governance in South Africa. Corporate Governance in South Africa was institutionalised by the publication of the King Report on Corporate Governance in 1994, and more recently by the release of an updated version ("King 2") in 2002. The King Report is recognised internationally by many as the most comprehensive publication on the subject, embracing the "inclusive" or "stakeholder" approach to corporate governance. The King Report features a Code of Corporate Practices and Conduct, which the Johannesburg Stock Exchange stipulates all listed companies must follow. GRI is referenced in this code
KPA Key performance area
KPI Key performance indicator
LIBOR London interbank offer rate
Life-of-mine (LOM)
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan
LOM Life-of-mine
LSHTM London School of Hygiene and Tropical Medicine
LTIFR
Lost Time Injury Frequency Rate per million hours worked. Note that AngloGold utilises the strictest definition in reporting Lost Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition
m Metre or million, depending on the context
m
2
/TEC Square metres per total employee costed
MAED AngloGold's Medically Affected Employees' Policy
Market capitalisation
Number of ordinary shares in issue at close of business on 31 December multiplied by the closing share price as quoted on the JSE Securities Exchange South Africa
Masufunde Fund
(means "Let us learn" in Zulu and Xhosa). A fund established by AngloGold in 1999 to fund the education for the children of those who have died in mine-related accidents on the South African operations
MBA Masters in Business Administration, a post-graduate qualification
MBOD Medical Bureau for Occupational Diseases
MDP Management Development Programme
Glossary of terms and abbreviations
continued

Mine Health and Safety Council A tri-partite body comprising government, labour and business
(South Africa)
Mineral resource
A mineral resource is a concentration or occurrence of material of economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well-constrained and portrayed geological model. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. The mineral resources are inclusive of those resources which have been modified to produce ore reserves
Mining Charter or the Charter Broad-based Socio-Economic Empowerment Charter
MMV Medicines for Malaria Venture
Moz Million ounces
MQA Mine Qualifications Authority
MSHA Mines Safety and Health Act (North America)
Mt Million tonnes or tons
Mtpa Million tonnes/tons per annum
MUN Mineworkers Union of Namibia
N$ Namibian dollars
Net debt Debt less cash and cash equivalents
Net operating assets
Mining assets, inventories, trade and other receivables, less trade and other payables
NGO Non-governmental organisation
NIHL Noise-induced hearing loss
NIMR (Tanzania) National Institute of Medical Research
NOSA
The National Occupational Safety Association that provides auditing and certification services
NUM National Union of Mineworkers (South Africa)
ODMWA Occupational Diseases in Mines and Works Act of 1973 (South Africa)
OLD Occupational lung disease
Operating margin %
Adjusted operating profit as a percentage of gold income including realised non-hedge derivatives
Ore reserves
An ore reserve is the economically mineable material derived from a measured and/or indicated mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Ore reserves are sub- divided in order of increasing confidence into probable ore reserves and proved ore reserves

Ounces (oz) (troy) Used in imperial statistics. A kilogram is equal to 32.1507 ounces oz Ounces (troy)
oz/t Ounces per ton
Price received ($/oz and R/kg) Attributable gold income including realised non-hedge derivatives divided by attributable ounces/kilograms sold
R or ZAR South African rands
RAP Resettlement Action Plan
RBM Roll Back Malaria campaign
Region
Defines the operational management divisions within AngloGold and these are South Africa, East and West Africa, Australia, North America and South America
Rehabilitation
The process of restoring mined land to allow an appropriate post-mining use. Rehabilitation standards are determined, amongst others, by the South African Department of Minerals and Energy, the US Bureau of Land Management, the US Environmental Protection Agency, and the Australian Minerals Industry Code for Environmental Management, and address ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues
Return on capital
Adjusted headline earnings before finance costs expressed as a percentage of average capital employed, adjusted for the timing of acquisitions and disposals
Return on equity
Adjusted headline earnings expressed as a percentage of the average equity, adjusted for the timing of acquisitions and disposals
RIFR
Reportable Injury Frequency Rate per million hours worked
Rockburst
A seismic release of energy, similar to an earthquake, that results in obvious damage to mining excavations
RPL Recognition of prior learning
SACU South African Customs Union
SAQA South African Qualifications Authority
SETA                                           Sector Education Training Authorities
SIMRAC Safety in Mines Research Advisory Council
SMAT Safety Management Auditing Technique
SMEDI Small and Medium Enterprise Development Initiative
SRH Sexual and reproductive health
STI Sexually transmitted infection
STOP Safety Training and Observation Programme
t Tons (short) or tonnes (metric)
TB Tuberculosis
TEBA
An institution owned by the South African mining industry, through which the industry has historically recruited labour but which now fulfills a broader social role in addition to its recruitment function
Glossary of terms and abbreviations
continued

Total cash costs
Total cash costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce is the attributable total cash costs divided by the attributable ounces of gold produced
Total production costs
Total cash costs including amortisation, retrenchment, rehabilitation and other non-cash costs. Corporate administration, capital and exploration costs are excluded. Total production costs per ounce is the attributable total production costs divided by the attributable ounces of gold produced tpa Tonnes per annum
tpd Tonnes per day
tpm Tonnes per month
TSI Tshikululu Social Investments - managers of the AnloGold Fund
UNDP United Nations Development Programme
Unicef United Nations Children's Fund
US$ or $ United States dollars
VCR Ventersdorp Contact Reef
VCT Voluntary Counselling and Testing
Weighted average number of The number of ordinary shares in issue at the beginning of the year, ordinary shares in issue
increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group. Ordinary shares were sub-divided at close of business on 24 December 2002 on a 2:1 basis. All references to ordinary shares, and related calculations have been restated to take cognisance of this sub-division
WHO World Health Organisation
WRAC Workplace Risk Assessment and Control

Steve Lenahan
Executive Officer: Corporate Affairs
Telephone: +27 11 637 6248
Fax: +27 11 637 6247
E-mail: slenahan@anglogold.com
Alan Fine
Public Affairs Manager
Telephone: +27 11 637 6383
Fax: +27 11 637 6399
E-mail: afine@anglogold.com
Contact information

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Limited
Date: 15 MARCH 2004                                                                      By: /s/ C R B
ULL

Name: C R Bull
Title: Company Secretary